SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2009

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated August 7, 2009

Interim Consolidated Report as of June 30, 2009 (accompanied by a report of the independent auditors and by an up-dating about the legal proceeding regarding TSKJ consortium)

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: August 31, 2009

Interim consolidated financial report as of June 30, 2009

Rome, August 7, 2009 - Eni’s interim consolidated financial report as of June 30, 2009, approved by Eni Board of Directors on July 30, 2009 is available to the public from today in the Company's principal office and has been filed with the Italian Commission for securities and exchanges and the Italian Exchange. The interim report is accompanied by a report of the independent auditors. Interim results confirm those publicly released on July 31, 2009.

Information about developments occurred in the legal proceeding regarding the TSKJ consortium subsequently to July 30, 2009 is included in the Notes to the condensed consolidated interim financial statements, under the heading "Guarantees, commitments and risks".

Eni's interim consolidated financial report as of June 30, 2009 is downloadable from Eni's website, www.eni.it. Shareholders can receive a hard copy of Eni's interim report, free of charge, by filling in the request form found in Publications section or by emailing a request to segreteriasocietaria.azionisti@eni.it or to investor.relations@eni.it.

Company contacts:

Press Office: +39 02.52031875 - +39 06.5982398
Shareholder freephone: 800940924
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

Contents

Contents

MISSION

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

BOARD OF DIRECTORS [1]

Chairman
Roberto Poli [2]

Chief Executive Officer
Paolo Scaroni [3]

Directors
Alberto Clô, Paolo Andrea Colombo, Paolo Marchioni, Marco Reboa, Mario Resca, Pierluigi Scibetta, Francesco Taranto

CHIEF OPERATING OFFICERS

Exploration & Production Division
Claudio Descalzi [4]

Gas & Power Division
Domenico Dispenza [5]

Refining & Marketing Division
Angelo Caridi [6]

BOARD OF STATUTORY AUDITORS [7]

Chairman
Ugo Marinelli

Statutory Auditors
Roberto Ferranti, Luigi Mandolesi, Tiziano Onesti, Giorgio Silva

Alternate Auditors
Francesco Bilotti, Pietro Alberico Mazzola

MAGISTRATE OF THE COURT OF ACCOUNTANTS DELEGATED TO THE FINANCIAL CONTROL OF ENI SpA
Lucio Todaro Marescotti [8]

Alternate
Amedeo Federici [9]

External Auditors [10]
PricewaterhouseCoopers SpA

Information on powers retained by the Board of Directors, powers conferred to the Chairman and the Chief Executive Officer, as well as on the composition and powers of the Board Committees (Internal Control Committee, Compensation Committee and *Oil-Gas Energy Committee*) are presented in the section Corporate Governance, available on Eni website at the following address:
http://www.eni.it/en_IT/company/corporate-governance/corporate-governance.shtml.

(1) Appointed by the Shareholders' Meeting held on June 10, 2008 for a three year period. The Board of Directors expires at the date of approval of the financial statements for the 2010 financial year.
(2) Appointed by the Shareholders' Meeting held on June 10, 2008.
(3) Powers conferred by the Board of Directors on June 11, 2008.
(4) Appointed by the Board of Directors on July 30, 2008.
(5) Appointed by the Board of Directors on December 14, 2005, effective from January 1, 2006.
(6) Appointed by the Board of Directors on August 3, 2007.
(7) Appointed by the Shareholders' Meeting held on June 10, 2008 for a three year period, expiring at the date of approval of the financial statements for the 2010 financial year.
(8) Duties conferred by the Governing Council of the Court of Accountants on July 19-20, 2006.
(9) Duties conferred by the Governing Council of the Court of Accountants on December 3-4, 2008.
(10) Appointment extended by the Shareholders' Meeting held on May 24, 2007 for the 2007-2009 three-year term.

July 30, 2009

Interim Consolidated Report
as of June 30, 2009

Contents

Operating and financial review	2	Highlights
	5	Statistic recap
Operating Review
	7	Exploration & Production
	15	Gas & Power
	23	Refining & Marketing
	28	Petrochemicals
	30	Engineering & Construction
Financial review and trend information
	32	Financial review
	32	Profit and loss account
	51	Summarized Group Balance Sheet
	56	Summarized Group Cash Flow Statement and Change in net borrowings
	62	Risk factors and uncertainties
	71	Outlook
	72	Subsequent events
	73	Transactions with related parties
	74	Other information
	75	Glossary

Condensed Consolidated Interim Financial Statements	79	Financial Statements
	87	Basis of presentation and Use of accounting estimates
	89	Notes to the condensed consolidated interim financial statements

Management’s certification	123
Report of Independent Auditors	124

"Eni" means the parent company Eni SpA and its consolidated subsidiaries

Contents

ENI OPERATING AND FINANCIAL REVIEW / HIGHLIGHTS

Highlights

Financial Highlights
› In the first half of 2009 Eni reported net profit of euro 2.74 billion, down 59.5% from a year earlier. On an adjusted basis, net profit amounted to euro 2.66 billion, down 49.8%, driven by a weaker operating performance which was dragged down by the economic downturn.

› Cash flow amounting to euro 7.62 billion was used to fund the financing requirements associated with capital expenditure (euro 6.84 billion), the completion of the Distrigas acquisition (euro 2.05 billion) so as to support continued growth in the business and the payment of the remaining dividend for the fiscal year 2008 (euro 2.36 billion). The capital structure is sound as expressed by a level of net borrowings to total equity of 0.37.

› Based on the first half of 2009 results and taking into account the projected full-year results and outlook, the interim dividend proposal to Eni Board of Directors will amount to euro 0.50 per share (euro 0.65 in 2008). The interim dividend is payable from September 24, 2009, being the ex-dividend date September 21, 2009.

Operational Highlights
› Oil and natural gas production for the first half of 2009 amounted to 1,756 kboe/d, representing a decrease of 1.6% from the first half of 2008 mainly due to OPEC production cuts (down approximately 30 kboe/d), continuing security issues in West Africa and mature field declines. These negatives were partly offset by organic growth in Angola, Congo, the Gulf of Mexico, Egypt and Venezuela as well as the positive price impact reported in the Company’s PSAs.

› Eni’s worldwide natural gas sales were 52.81 bcm, down 0.26 bcm or 0.5% from a year earlier, reflecting weaker European gas demand, mainly in Italy, caused by the economic downturn. The negative impact of the economic downturn was partly offset by the contribution of Distrigas (up 8.53 bcm).

Strategic developments
The half year has seen significant progress on a number of fronts, in particular in delivering progress on our stated strategy in Exploration & Production and Gas & Power divisions. Of particular note are developments in Russia, Africa, and in our European Gas business.

Russia
Eni and Gazprom have agreed upon a new scope of work in the development project of the South Stream pipeline, aimed at increasing its transport capacity from an original amount of 31 billion cubic meters per year to 63 billion cubic meters, as part of a framework agreement signed between Italy and Russia on May 15, 2009. Eni and Gazprom confirmed their full commitment to developing the project which, if the ongoing feasibility study provides a positive outcome, will build a new route to supply Russian gas to Europe, increasing both security and diversification of gas sources to Europe.

On May 15, 2009 Eni and its Italian partner Enel in the 60-40% owned joint-venture OOO SeverEnergia signed a preliminary agreement with Gazprom regarding a call option arrangement on a 51% interest in the venture.
OOO SeverEnergia is the parent company of three Russian upstream companies which are presently engaging in exploration and development activities of gas reserves in the Yamal Nenets region, in Siberia. On June 5, 2009, the parties signed the relevant binding agreement. Total cash consideration from this transaction is anticipated to amount

Contents

ENI OPERATING AND FINANCIAL REVIEW / HIGHLIGHTS

to $1.5 billion (Eni’s share being $900 million) and will be paid by Gazprom in two tranches: (i) the first one is due on the transfer of the shares and is expected to occur in the third quarter of 2009 with the transaction effective from the same date; (ii) the second tranche is due by end of the first quarter of 2010. As a result of the transaction, Eni’s interest in OOO SeverEnergia will be equal to 29.4%. The parties also agreed to move forward with the development plan of the Samburskoye field, targeting to achieve first gas by June 2011 and to ramp production up to a plateau of 150,000 boe/d within two years. In the next 90 days, the parties will define a plan to obtain all the authorizations, including the extensions of the mineral licenses by the Russian authority regulating the exploitation of the Country’s mineral resources. A number of amendments granting license extension have been already obtained.

On April 7, 2009 Gazprom exercised its call option to purchase a 20% interest in OAO Gazprom Neft held by Eni, based on the existing agreements between the two partners. Total cash consideration amounting to euro 3,070 million ($4,062 million, increasing to approximately euro 3.16 billion or $4.2 billion when including the 2008 dividend) was paid by Gazprom on April 24, 2009. The 20% interest in Gazprom Neft was acquired by Eni on April 4, 2007 as part of a bid procedure for the assets of bankrupt Russian company Yukos. The exercise price of the call option is equal to the bid price ($3.7 billion) as adjusted by subtracting dividends distributed and adding the contractual yearly remuneration of 9.4% on the capital employed and financing collateral expenses. At the same time, Eni and Gazprom signed new cooperation agreements targeting certain development projects to be conducted jointly in Russia and other Countries of interest.

Africa
On May 12, 2009 Eni and Egypt’s Ministry of Petroleum signed a cooperation agreement to develop new hydrocarbon plays. Eni intends to adopt its comprehensive cooperation model in pursuing new ventures whereby the traditional oil business is integrated by activities aimed at satisfying the energy needs of host Countries and supporting them in reaching high standards of social and economic development.

On February 9, 2009 Eni signed three agreements as part of the Memorandum of Understanding signed in August 2008 with Angola’s state oil company Sonangol. These agreements provide for: (i) a feasibility study to assess the economics of the utilization of associated gas in feeding a grass-root onshore power plant; (ii) a joint study to evaluate and collect data on certain Angolan onshore basins in view of identifying possible upstream opportunities; (iii) the design of a number of educational and training projects targeting Angolan professionals in the field of development of energy resources.

European Gas
On March 19, 2009 the mandatory tender offer on the minorities of Distrigas was finalized. Shareholders representing 41.617% of the share capital of Distrigas, including the second largest shareholder Publigaz SCRL with a 31.25% interest, tendered their shares. The squeeze-out of the residual 1.14% of the share capital was finalized on May 4, 2009. Finally, Distrigas shares have been delisted from Euronext Brussels. The total cash consideration amounting to euro 2,045 million was determined based on the same price paid to Distrigas main shareholder, Suez, on October 2008 to acquire the controlling stake of 57.243%. As of June 30, 2009, Eni owns the entire share capital of Distrigas, except for one share with special powers owned by the Belgian State.

Contents

ENI OPERATING AND FINANCIAL REVIEW / HIGHLIGHTS

Other developments: gas developments in USA, Italian oil & gas properties divestment, Pakistan, exploration success and award of new exploratory acreage
On May 18, 2009 Eni signed a strategic alliance with Quicksilver Resources Inc., an independent US natural gas producer. Based on the terms of the agreement, Eni will acquire a 27.5% interest in the Alliance area, in Northern Texas, covering approximately 53 square kilometers, with gas shale reserves at an average depth of 2,300 meters. Quicksilver will retain the 72.5% of the interests and operatorship of the alliance properties. This transaction, effective April 1, 2009, was finalized on June 19, 2009, for cash consideration amounting to $280 million. Expected production from the acquired assets will amount to 4,000 boe/d net to Eni for the full year 2009, ramping up to approximately 10,000 boe/d by 2011.

Eni launched the divestment of marginal upstream assets, expected to be finalized by end of the year.

On March 18, 2009 Eni signed a Protocol for Cooperation with the government of Pakistan to develop a number of important upstream, midstream and downstream projects in the Country. Eni will provide its expertise as well as new technologies developed in the field of exploring for and developing hydrocarbon fields.

Eni continued to achieve exploration success in the Gulf of Mexico, North Sea and offshore Indonesia.

Eni was awarded operatorship and a 40% participating interests in new exploration licenses (PL 533 and PL 529) as well as a 30% interest in the PL 532 license (operated by StatoilHydro) in the Barents Sea.

Reorganization of the regulated business in the Italian gas sector
On June 30, 2009 the parent company Eni SpA concluded the sale of the entire share capital of its fully-owned subsidiaries Italgas SpA and Stoccaggi Gas Italia SpA to its subsidiary Snam Rete Gas. The transaction, which was approved by the Eni’s Board of Directors in February 2009, included cash consideration amounting to euro 4,509 million (euro 2,922 million and euro 1,587 million, respectively). Snam Rete Gas funded the transaction by means of: (i) a share capital increase amounting to euro 3.5 billion, which was entirely subscribed to by minorities and Eni for their respective shares; and (ii) arranging medium and long-term financing. The main impact expected on Eni’s consolidated financial statements are: (i) as of June 30, 2009 a decrease of euro 1.54 billion was reported in the Group consolidated net borrowings and a corresponding increase in total equity as a consequence of the pro-quota subscription of the Snam Rete Gas capital increase by minorities; (ii) a decrease in Eni’s net profit equal to 45% of the aggregate net profit of Italgas and Stogit is expected to be reported in the consolidated profit and loss for the third quarter of 2009, with a corresponding increase in net profit pertaining to minorities.

Disclaimer

This report contains certain forward-looking statements in particular under the section "Outlook" regarding capital expenditures, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.
Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in net borrowings for the first half of the year cannot be extrapolated for the full year.

Contents

ENI INTERIM CONSOLIDATED REPORT / STATISTIC RECAP

Financial highlights
	(euro million)	First Half
2008	2008	2009	Change	% Ch.

108,082	Net sales from operations	55,388	42,008	(13,380)	(24.2)
18,517	Operating profit	11,970	6,372	(5,598)	(46.8)
21,608	Adjusted operating profit (a)	11,471	6,303	(5,168)	(45.1)
8,825	Net profit (b)	6,758	2,736	(4,022)	(59.5)
10,164	Adjusted net profit (a) (b)	5,296	2,661	(2,635)	(49.8)
21,801	Net cash provided by operating activities	9,950	7,621	(2,329)	(23.4)
14,562	Capital expenditures	6,759	6,844	85	1.3
4,305	Acquisition of investments and businesses (c)	1,949	2,214	265	13.6
217	R&D expenditures	126	117	(9)	(7.1)
116,673	Total assets at period end	109,044	112,171	3,127	2.9
20,837	Debts and bonds at period end	21,323	19,873	(1,450)	(6.8)
48,510	Shareholders' equity including minority interests at period end	43,889	50,209	6,320	14.4
18,376	Net borrowings at period end	16,565	18,355	1,790	10.8
66,886	Net capital employed at period end	60,454	68,564	8,110	13.4

(a)	For a detailed explanation of adjusted profits (net and operating), that do not include inventory gain/loss and special items, see paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".
(b)	Profit attributable to Eni shareholders.
(c)	Net of acquired cash.

Summary financial data
First Half
2008	2008	2009	Change	% Ch.

	Net profit
2.43	- per ordinary share (a)	(EUR)	1.85	0.76	(1.09)	(58.9)
7.15	- per ADR (a) (b)	(USD)	5.66	2.02	(3.64)	(64.3)
	Adjusted net profit
2.79	- per ordinary share (a)	(EUR)	1.45	0.73	(0.72)	(49.7)
8.21	- per ADR (a) (b)	(USD)	4.44	1.94	(2.50)	(56.3)
	Return On Average Capital Employed (ROACE) (c)
15.7	- reported	(%)	23.6	8.9	(14.7)
17.6	- adjusted	(%)	19.7	13.0	(6.7)
0.38	Leverage		0.38	0.37	(0.01)

(a)	Fully diluted. Ratio of net profit and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.
(b)	One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.
(c)	Calculated on a 12-month period ending on June 30, 2009, on June 30, 2008 and on December 31, 2008.

Key market indicators
First Half
2008	2008	2009	Change	% Ch.

96.99	Average price of Brent dated crude oil (a)		109.14	51.60	(57.54)	(52.7)
1.471	Average EUR/USD exchange rate (b)		1.530	1.332	(0.198)	(12.9)
65.93	Average price in euro of Brent dated crude oil		71.33	38.74	(32.59)	(45.7)
6.49	Average European refining margin (c)		5.93	4.47	(1.46)	(24.6)
8.85	Average European refining margin Brent/Ural (c)		8.64	5.09	(3.55)	(41.1)
4.41	Average European refining margin in euro		3.88	3.36	(0.52)	(13.4)
4.6	Euribor-three-month euro rate	(%)	4.7	1.7	(3.0)	(63.8)
2.9	Libor-three-month dollar rate	(%)	3.0	1.0	(2.0)	(66.7)

(a)	In USD per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Contents

ENI INTERIM CONSOLIDATED REPORT / STATISTIC RECAP

Summary operating data
First Half
2008	2008	2009	Change	% Ch.

Exploration & Production
1,797	Production of hydrocarbons	(kboe/d)	1,784	1,756	(28)	(1.6)
1,026	- Liquids	(kbbl/d)	1,005	1,000	(5)	(0.5)
4,424	- Natural gas	(mmcf/d)	4,472	4,344	(128)	(3.1)
	Gas & Power
104.23	Worldwide gas sales	(bcm)	53.07	52.81	(0.26)	(0.5)
6.00	- of which E&P sales (a)	(bcm)	3.32	2.95	(0.37)	(11.1)
85.64	Gas volumes transported in Italy	(bcm)	45.38	38.10	(7.28)	(16.0)
29.93	Electricity sold	(TWh)	15.37	15.35	(0.02)	(0.1)
	Refining & Marketing
35.84	Refining throughputs on own account	(mmtonnes)	17.65	16.65	(1.00)	(5.7)
58	Conversion index	(%)	56	59	3	5.4
12.67	Retail sales of petroleum products in Europe (b)	(mmtonnes)	6.27	5.86	(0.41)	(6.5)
5,956	Service stations in Europe at period end (b)	(units)	6,373	6,018	(355)	(5.6)
2,502	Average throughput of service stations in Europe (b)	(kliters)	1,210	1,206	(4)	(0.3)
	Petrochemicals
7,372	Production	(ktonnes)	4,136	3,254	(882)	(21.3)
4,684	Sales of petrochemical products	(ktonnes)	2,677	2,118	(559)	(20.9)
68.6	Average plant utilization rate	(%)	77.3	66.0	(11.3)	(14.6)
	Engineering & Construction
13,860	Orders acquired	(euro million)	5,471	5,068	(403)	(7.4)
19,105	Order backlog at period end	(euro million)	16,191	19,015	2,824	17.4
78,880	Employees at period end	(units)	76,360	78,268	1,908	2.5

(a)	E&P sales include volumes marketed by the Exploration & Production division in Europe (1.83, 1.32 and 3.36 bcm for the first half of 2008, 2009 and the full year 2008, respectively) and in the Gulf of Mexico (1.49, 1.63 and 2.64 bcm for the first half of 2008, 2009 and the full year 2008, respectively).
(b)	First half 2008 and full year 2008 data include downstream activities in the Iberian Peninsula divested to Galp in October 2008.

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Exploration & Production

Key performance indicators (a)
First Half
2008	(euro million)	2008	2009

33,042	Net sales from operations (b)		17,721	11,828
16,239	Operating profit		9,043	4,152
17,222	Adjusted operating profit		9,252	4,237
7,900	Adjusted net profit		4,073	1,916
	Results also include:
7,488	- amortization and depreciation		3,233	3,471
	- of which:
2,057	exploration expenditures		1,056	920
1,577	amortization of exploratory drilling expenditures and other		806	770
480	amortization of geological and geophysical exploration expenses		250	150
9,281	Capital expenditures		4,364	4,907
1,918	- of which: exploration expenditures (c)		981	732
30,362	Adjusted capital employed, net		22,763	30,489
29.2	Adjusted ROACE	(%)	34.2	21.6
	Production (d)
1,026	Liquids (e)	(kbbl/d)	1,005	1,000
4,424	Natural gas	(mmcf/d)	4,472	4,344
1,797	Total hydrocarbons	(kboe/d)	1,784	1,756
	Average realizations
84.05	Liquids (e)	($/bbl)	95.71	48.30
8.01	Natural gas	($/mmcf)	7.29	6.05
68.13	Total hydrocarbons	($/boe)	73.11	42.83
10,891	Employees at period end	(units)	10,429	11,055

(a)	From January 1, 2009, results of the gas storage business are reported within the Gas & Power segment reporting unit following restructuring of Eni’s regulated gas businesses in Italy. Prior period results have been restated accordingly.
(b)	Before elimination of intragroup sales.
(c)	Includes exploration bonuses.
(d)	Includes Eni’s share of equity-accounted entities.
(e)	Includes condensates.

Mineral right portfolio
and exploration activities

As of June 30, 2009, Eni’s mineral right portfolio consisted of 1,243 exclusive or shared rights for exploration and development in 39 Countries on five continents for a total net acreage of 439,605 square kilometers (415,494 at December 31, 2008). Of these 42,367 square kilometers concerned production and development (39,244 at December 31, 2008). Outside Italy net acreage (416,950 square kilometers) increased by 21,865 square kilometers mainly due to the acquisition of new exploration leases in Algeria, Yemen	and the North Sea. In Italy net acreage (22,655 square kilometers) increased by 2,246 square kilometers mainly due to the new leases acquired.
In the first half of 2009, a total of 37 new exploratory wells were drilled (22 of which represented Eni’s share), as compared to 64 exploratory wells completed in the first half of 2008 (31 of which represented Eni’s share). Overall commercial success rate was 37% (36.4% net to Eni), as compared to 38.2% (46% net to Eni) in the first half of 2008.

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Oil and natural gas interests

December 31, 2008	June 30, 2009

Gross exploration and development acreage (a)	Gross exploration and development acreage (a)	Net exploration and development acreage (a)	Net development acreage (a)	Number of interests

Italy	25,522	28,241	22,655	12,445	169
Outside Italy	732,976	753,734	416,950	29,922	1,074

North Africa
Algeria	2,921	19,593	17,272	1,229	37
Egypt	26,335	24,256	8,918	2,549	59
Libya	36,375	36,375	18,164	994	13
Mali	193,200	193,200	128,801		5
Tunisia	6,464	6,464	2,274	1,558	11
	265,295	279,888	175,429	6,330	125

West Africa
Angola	20,492	20,492	3,323	1,397	55
Congo	15,655	15,589	8,189	1,013	25
Gabon	7,615	7,615	7,615		6
Nigeria	44,049	44,049	8,574	6,533	50
	87,811	87,745	27,701	8,943	136

North Sea
Norway	11,771	11,186	3,507	123	51
United Kingdom	5,207	5,472	1,557	929	90
	16,978	16,658	5,064	1,052	141

Caspian Area
Kazakhstan	4,933	4,933	880	453	6
Turkmenistan	200	200	200	200	1
	5,133	5,133	1,080	653	7

Rest of the world
Australia	60,486	49,482	20,694	891	16
Brazil	1,389	1,389	1,067		2
China	899	899	192	103	3
Croatia	1,975	1,975	988	988	2
East Timor	12,224	12,224	9,779		5
Ecuador	2,000	2,000	2,000	2,000	1
India	24,425	25,749	9,630	416	10
Indonesia	28,605	25,929	15,858	1,064	11
Iran	1,456	1,456	820	820	4
Pakistan	35,938	35,819	18,788	615	21
Russia	6,636	6,504	3,812	3,812	5
Saudi Arabia	51,687	51,687	25,844		1
Trinidad & Tobago	382	382	66	66	1
United States	11,478	11,251	6,526	907	556
Venezuela	1,556	1,556	614	145	3
Yemen	3,911	23,296	20,560		2
	245,047	251,598	137,238	11,827	643
Other countries	6,311	6,311	1,363	1,117	9
Other countries with only exploration activity	106,401	106,401	69,075		13
Total	758,498	781,975	439,605	42,367	1,243

(a)	Square kilometers.

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Production

Oil and natural gas production for the first half of 2009 (1,756 kboe/d) decreased by 28 kboe/d from the first half of 2008 (down 1.6%) mainly due to OPEC production cuts (down approximately 30 kboe/d), continuing security issues in Nigeria, lower production uplifts associated with weak European gas demand and mature field declines. Those negatives were partially offset by continuing production ramp-up in Angola, Congo, the Gulf of Mexico, Egypt and Venezuela, and the positive price impact reported in the Company’s PSAs (up approximately 60 kboe/d).
The share of oil and natural gas produced outside Italy was 90% (89% in the first half of 2008).
Liquids production was 1,000 kbbl/d, a decrease of 5 kbbl/d from the first half of 2008, or 0.5%. Mature fields declines, mainly in Italy and in the North Sea, were partly offset by production increases achieved in Angola,	benefiting from production ramp-up at the Saxi-Batuque fields (Eni’s interest 20%), Congo, due to the development of the Ikalou-Ikalou Sud (Eni’s interest 100%) and Awa Paloukou fields (Eni’s interest 90%), and Venezuela, due to the Corocoro (Eni’s interest 26%) production start-up, as well as higher entitlements reported in the Company PSAs as a result of lower oil prices.
Natural gas production (4,344 mmcf/d) decreased by 128 mmcf/d, or 3.1%, mainly in Italy, Nigeria and Libya. Increases were recorded in the Gulf of Mexico, due to lower facility downtime, and in Congo, due to the start-up of the M’Boundi field gas project (Eni operator with a 83% interest).
Oil and gas production sold amounted to 308.4 mmboe. The difference over production (317.8 mmboe) reflected volumes of natural gas consumed in operations (9.4 mmboe).

First Half
2008	2008	2009	Change	% Ch.

1,797	Production of oil and natural gas (a) (b) (kboe/d)	1,784	1,756	(28)	(1.6)
199	Italy	205	171	(34)	(16.6)
645	North Africa	639	581	(58)	(9.1)
335	West Africa	315	337	22	7.0
237	North Sea	243	237	(6)	(2.5)
123	Caspian Area	131	133	2	1.5
258	Rest of the world	251	297	46	18.3
632.0	Oil and natural gas sold (a)	313.9	308.4	(5.5)	(1.8)

First Half
2008	2008	2009	Change	% Ch.

1,026	Production of liquids (a) (kbbl/d)	1,005	1,000	(5)	(0.5)
68	Italy	71	55	(16)	(22.5)
338	North Africa	340	297	(43)	(12.6)
289	West Africa	269	299	30	11.2
140	North Sea	143	134	(9)	(6.3)
81	Caspian Area	86	86
110	Rest of the world	96	129	33	34.4

First Half
2008	2008	2009	Change	% Ch.

4,424	Production of natural gas (a) (b) (mmcf/d)	4,472	4,344	(128)	(3.1)
750	Italy	770	666	(104)	(13.6)
1,762	North Africa	1,718	1,632	(86)	(6.1)
261	West Africa	261	220	(41)	(25.0)
558	North Sea	574	588	14	6.3
245	Caspian Area	261	269	8	14.3
849	Rest of the world	888	969	81	8.0

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes production volumes of natural gas consumed in operations (299 and 284 mmcf/d in the first half of 2009 and 2008, respectively, and 281 mmcf/d in 2008).

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Main exploration and development projects

NORTH AFRICA
Algeria In 2009, relevant authorities confirmed the acquisition of the operatorship of the Kerzaz exploration area (Blocks 319a, 321a and 316b) covering a gross acreage of 16,000 square kilometers. Activity start-up is expected in 2009.
Main projects underway are the following: (a) the MLE and CAFC integrated project for the development of Block 405b (Eni’s interest 75%) purchased in 2008 from Canadian company First Calgary. The project provides for the construction of a treatment plant with a capacity of 350 mmcf/d of NGL and 35 kbbl/d of oil. Production start-up is expected in 2011 with a production plateau of approximately 30 kboe/d net to Eni by 2012; (b) the Rom Integrated project, designed to develop the reserves of the Rom Main, ZEA and ROM Nord fields. The project provides for the construction of a new oil treatment plant with start-up in 2012. Current production of 14 kboe/d is expected to reach 32 kboe/d by 2012; (c) the El Merk Synergy project (Eni’s interest 12.25%), with the construction of a new treatment plant with a capacity of 600 mmcf/d of NGL and 65 kbbl/d of oil on two trains and production plateau of about 11 kbbl/d net to Eni. In the first half of 2009 nearly all EPC contracts of the project have been awarded. Start-up is expected in 2012.
The Algerian hydrocarbon Law No. 05 of 2007 introduced a higher tax burden for the national oil company Sonatrach that requested to renegotiate the economic terms of certain PSAs in order to restore the initial economic equilibrium. Eni signed an agreement for Block 403 while negotiations are ongoing for production Blocks 401a/402a (Eni’s interest 55%) and development Block 208 (Eni’s interest 12.25%). At present, management is not able to foresee the final outcome of such renegotiations.

Egypt In May 2009, Eni and Egypt’s Ministry of Petroleum signed a cooperation agreement to increase and widen cooperation in development activities and start joint activities in training and knowledge management. The agreement has extended the terms of the Belayim field (Eni’s interest 100%) in the Gulf of Suez till 2030. The two partners have also agreed to jointly evaluate a number of industrial initiatives to monetize the natural gas reserves at high depths.
In 2009, in the offshore area of the Nile Delta the Thekah gas field was started up by linking it to existing production facilities. Production is expected to peak at 81 mmcf/d in 2009.
Main projects underway are the following: (i) the second phase at the Denise field through the drilling of additional wells to be linked to the dedicated Denise B platform; (ii) the finalization of the basic engineering for the upgrading of facilities at the Belayim field to recover residual reserves.
Upgrading of the el Gamil compression plant progressed by adding new capacity.
Eni and the partners of the Damietta LNG plant have planned to double the capacity of this facility through the construction of a second train with a treatment capacity of 265 bcf/y of gas. Eni will provide 88 bcf/y to the second train for a period of twenty years. The project is awaiting to be sanctioned by the Egyptian authorities. The reserves have been already identified which are destined to feed the second train, including any additional amounts that must be developed to meet the Country’s domestic requirements under existing laws.

Libya The plans for the monetization of gas reserves ratified in the strategic agreements between Eni and NOC are underway: (i) upgrading of plants and facilities of the Western Libyan Gas project (Eni’s interest 50%) in order to increase gas production by 35 bcf/y. Additional 71 bcf/y will be on-stream by 2014 through the installation of a new platform on structure A and an upgrading of the Mellitah plant; (ii) maintaining production profiles at the Wafa and Bahr Essalam fields through increasing compression capacity and drilling additional wells.
Other ongoing development activities concern the A-NC118 field (Eni’s interest 50%) linking it via pipelines to the Wafa/Mellitah plant and the valorization of associated gas of the Bouri field (Eni’s interest 50%). Purified gas will be shipped by sealine to the nearby Sabratha platform, from here to the Mellitah plant and exported through the GreenStream pipeline.

Tunisia Development activities progressed at the production platform of the Maamoura (Eni’s interest 49%) and Baraka (Eni’s interest 49%) fields. Start-up is expected in 2009 with production peaking at 11 kboe/d in 2011.
The ongoing development projects mainly regarded the optimization of production at the Adam (Eni’s interest 25%), Djebel Grouz (Eni’s interest 50%) and Oued Zar (Eni’s interest 50%) fields, located in the Southern desert area.

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

WEST AFRICA
Angola In February 2009, Eni signed three agreements as part of the Memorandum of Understanding signed in August 2008 with Angola’s state oil company Sonangol. These agreements provide for: (i) a feasibility study to assess the economics of the utilization of associated gas in feeding a grass-root onshore power plant; (ii) a joint study to evaluate and collect data on certain Angolan onshore basins in view of identifying possible upstream opportunities; (iii) the design of a number of educational and training projects targeting Angolan professionals in the field of development of energy resources.
In May 2009 the Mafumeira field located in Block 0 in Cabinda-Area A (Eni’s interest 9.8%) was started up with production peaking at 33 kbbl/d in 2012.
Within the activities for reducing gas flaring, projects progressed at the Takula and Nemba fields in Block 0. Flaring-down on Takula is expected in to be completed in 2009. Gas currently flared will be re-injected in the field; condensates will be shipped via a new pipeline to the Malongo treatment plant to be converted into LPG. Development activities at the Nemba field are planned including the drilling of gas injection wells and the installation of a new production platform. Start-up is expected in 2011.
Development at the Landana and Tombua oil fields in offshore Block 14 (Eni’s interest 20%) progressed. Early production is ongoing in the north area of Landana that was linked to the Benguela/Belize-Lobito/Tomboco facilities. Production is expected to peak at 135 kbbl/d (24 net to Eni) in 2011 at the end of drilling program.

Congo In June 2009, Eni acquired a 2.9% stake in the M’Boundi operated field (Eni’s interest 83%) from Courrat company. Activities on this field moved forward with the revision of the production schemes and layout to plan application of advanced recovery techniques and a design to monetize associated gas. In the first half of 2009, Eni signed a long term agreement to supply associated gas from M’Boundi field to fire the Koilou potassium plant owned by Canadian company MagIndustries and doubled the existing Djeno power plant (Eni’s interest 50%).
In addition a new 450 MW power station (Eni’s interest 20%) will be fired with the associated natural gas from M’Boundi as foreseen in the cooperation agreement signed by Eni and the Republic of Congo in 2008.

Nigeria In Blocks OML 60, 61, 62 and 63 (Eni operator with a 20% interest) within the activities aimed at guaranteeing production to feed the Bonny liquefaction plant (Eni’s interest 10.4%), the development of gas reserves continued for increasing capacity at the Obiafu/Obrikom plant as well as the installation of a new treatment plant and transport facilities for carrying 155 mmcf/d net to Eni of feed gas for 20 years. To the same end the development plan of the Tuomo gas field has been progressing along with its linkage to the Ogbainbiri treatment plant.
In Blocks OML 120/121 (Eni operator with a 40% interest), the Oyo oil discovery is under development. The project provides for the installation of an FPSO unit with treatment capacity of 40 kbbl/d and storage capacity of 1 mmbbl. Production start-up is expected in 2009.
Development of the Forcados/Yokri oil and gas field progressed as part of the integrated associated gas gathering project aimed at supplying gas to the Bonny liquefaction plant. Completion is expected in 2009.

NORTH SEA
Norway Exploration activities yielded positive results in Prospecting License 128 (Eni’s interest 11.5%) with the Dompap gas discovery at a depth of approximately 2,750 meters. Appraisal activities are underway.
In May 2009 following an international bid procedure Eni was awarded the operatorship of exploration licenses PL 533 (Eni’s interest 40%) and PL 529 (Eni’s interest 40%) in addition to a 30% stake in PL 532 in the Barents Sea.
In January 2009, production of the Yttergyta field (Eni’s interest 9.8%) started-up at 81 mmcf/d with the completion of development activities.
In July 2009, the Tyrihans field (Eni’s interest 6.23%) was started up through synergies with the production facilities of Kristin (Eni’s interest 8.25%). Current production of 3 kboe/d was reached in coincidence with the production decline of Kristin which makes spare capacity available to process production from Tyrihans.
In Prospecting License 229 (Eni operator with a 65% interest) appraisal activities of the Goliath oil discovery are underway. The project is progressing according to schedule. Start-up is expected in 2013 with production plateau at 100 kbbl/d. The final investment decision is expected in the second half of 2009.

United Kingdom Exploration activities yielded positive results in Block 22/25a (Eni’s interest 16.95%) with the gas and condensate Culzean discovery near the Elgin/Franklin producing field (Eni’s interest 21.87%). Study of development activities is underway.
Development activities concerned: (i) infilling actions at the Elgin/Franklin, Mac Culloch (Eni’s interest 40%), Jade (Eni’s interest 7%) and Magnus (Eni’s interest 5%) fields

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

targeted to maintain production levels; (ii) progressing activities at the Burgley discovery (Eni’s interest 21.92%) with start-up expected in 2010.
Pre-development activities are underway at the following discoveries: (i) the Jasmine gas field in the J-Block (Eni’s interest 33%) with expected start-up in 2012; (ii) the Laggan-Tormore gas field (Eni’s interest 20%) located in the Shetland Islands with expected start-up in 2013; (iii) the Kinnoul oil and gas field in Block 16/23 (Eni’s interest 16.67%) to be developed in synergy with the production facilities of the Andrew field (Eni’s interest 16.21%) with expected start-up in 2011.

CASPIAN AREA
Kazakhstan - Karachaganak Ongoing development activities concerned: (i) the completion of the fourth treatment unit which will enable to increase export of oil volumes to European markets. Currently non-stabilized oil production is delivered to the Orenburg terminal; (ii) the construction of the Uralsk Gas Pipeline. This new infrastructure, with a length of 150 kilometers, will link the Karachaganak field to the Kazakhstan gas network. Start-up is expected in 2009.
In 2008, the Kazakh authorities approved a tax decree enacting a new duty tax on crude oil exports. In January 2009 the rate applied for the determination of that charge was cleared. In the same month the authorities enacted a new tax code that does not affect the profitability of this project taking into account that certain clauses in the PSA regulating the activities at the field provide the stability of the tax burden for the ventures.

REST OF WORLD
Australia Development activities are underway at the Blacktip gas field (Eni operator with a 100% interest). The development strategy envisages installation of a platform that will be linked to an onshore treatment plant. Start-up is expected in the second half of 2009, peaking at 26 bcf/y in 2010. Natural gas production is destined to supply a power station.

Indonesia Exploration activity yielded positive results with the Jangkrik discovery located in the Muara Bukay Block (Eni’s interest 55%) in the offshore of Borneo.
Eni is also involved in the ongoing joint development of the five discoveries in the Kutei Deep Water Basin area (Eni’s interest 20%). Gas production will be treated at the Bontang LNG plant.

Pakistan In March 2009, Eni signed a Protocol for Cooperation with the government of Pakistan to develop a number of important upstream, midstream and downstream projects in the Country. The deal is part of Eni’s growth strategy by identifying new resources. Eni will provide its expertise as well as new technologies developed in the field of exploring for and developing hydrocarbon fields.

Russia On April 7, 2009 Gazprom exercised its call option to purchase a 20% interest in OAO Gazprom Neft held by Eni based on the existing agreements between the two partners. Total cash consideration amounting to euro 3,070 million ($4,062 million at the exchange rate of that date) (for further details on this deal, see paragraph "Net working capital" in the balance sheet section of the financial review and trend information).
On May 15, 2009, Eni and its Italian partner Enel in the 60-40% owned joint-venture OOO SeverEnergia signed a preliminary agreement with Gazprom regarding a call option arrangement on a 51% interest in the venture. OOO SeverEnergia is the parent company of three Russian upstream companies which are presently engaging in exploration and development activities of gas reserves in the Yamal Nenets region, in Siberia. On June 5, 2009, the parties signed the relevant binding agreement. Total cash consideration from this transaction is anticipated to amount to $1.5 billion (Eni’s share being $900 million) and will be paid by Gazprom in two tranches (for further details on this deal, see paragraph "Fixed assets" in the balance sheet section of the financial review and trend information).
The parties also agreed to move forward with the development plan of the Samburskoye field, targeting to achieve first gas by June 2011 and to ramp production up to a plateau of 150 kboe/d within two years. In the next 90 days, the parties will define a plan to obtain all the authorizations, including the extensions of the mineral licenses, from the Russian authority regulating the exploitation of the Country’s mineral resources. The amendments for some licenses have been issued.
Eni and Gazprom signed new cooperation agreements targeting certain development projects to be conducted jointly in Russia and other Countries of interest.

United States - Gulf of Mexico Offshore exploration activities yielded positive results in the following blocks: (i) Block Green Canyon 859 (Eni’s interest 12.5%) with the oil and gas Heidelberg-1 discovery at a depth of 9,163 meters; (ii) near to the Longhorn field (Eni’s interest 75%) with the Leo appraisal well that will be linked to the existing production facilities.
In May 2009, Eni signed a strategic alliance with

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Quicksilver Resources Inc, an independent US natural gas producer, to acquire a 27.5% interest in the Alliance area, in the Fort Worth basin, in Texas. The acquisition for cash consideration amounting to $280 million includes gas shale[1] production assets with 40 mmbbl of resources base. Production plateau at 10 kboe/d net to Eni is expected in 2011.
The development plan of the Appaloosa discovery (Eni’s interest 100%) was sanctioned. Start-up is expected in 2010 with production peaking at 7 kboe/d.
In July 2009, production started-up at the Thunderhawk field, in block Mississippi Canyon 734 (Eni’s interest 25%), through the drilling of underwater wells and linkage to a semi submersible production unit with a treatment capacity of 45 kbbl/d of oil and about 71 mmcf/d of natural gas.
Development activities are nearing completion at the Longhorn field (Eni’s interest 75%) with the installation of a fixed platform linked to 3 underwater wells. Start-up is expected in the third quarter of 2009 with production peaking at 29 kboe/d (about 20 net to Eni).	United States - Alaska Ongoing activities concerned the phased development plan of the Nikaitchuq field (Eni’s interest 100%). The project provides for the drilling of onshore and offshore wells and linkage to a treatment plant to be built at Olitok point. First oil is expected in 2010 with production plateau at 26 kboe/d.
Italy Development activities concerned in particular: (i) optimization of producing fields by means of sidetrack and work over activities (Cervia, Giovanna, Antares, Luna and Barbara fields); (ii) continuation of drilling in the Val d’Agri concession.
Other development activities were: (i) linkage to the Val d’Agri oil treatment plant of the first 3 wells in the Cerro Falcone area. Start-up is expected in October 2009 at approximately 6 kboe/d; (ii) the development of the Annamaria B and Tresauro fields. Start-up of Annamaria B is expected in 2009 with production peaking at 4 kboe/d at Annamaria B. Start-up is expected in the second half of 2009 at Tresauro field; (iii) the development of the Guendalina field with start-up in 2010 and production peaking at 3 kboe/d.

_______________

(1)	Shale gas is a continuous natural gas reservoir contained within fine grained rocks, dominated by shale.

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Capital expenditures

Capital expenditures of the Exploration & Production division (euro 4,907 million) concerned development of oil and gas reserves (euro 3,651 million) directed mainly outside Italy, in particular Kazakhstan, Egypt, Congo, the United States and Angola. Development expenditures in Italy concerned well drilling program and facilities upgrading in Val d’Agri as well as sidetrack and infilling activities in mature fields.
About 96% of exploration expenditures that amounted to euro 732 million were directed outside Italy in particular Libya, the United States, Egypt	and Indonesia. In Italy, exploration activities were conducted mainly in the offshore of Sicily.
Acquisition of proved and unproved property concerned mainly the acquisition of a 27.5% stake in the Quicksilver Resources assets and the extension of Eni’s mineral rights in Egypt, following the agreement signed in May 2009 with Egypt’s Ministry of Petroleum.

As compared to the first half of 2008, capital expenditures increased by euro 543 million, up 12.4%, due to higher development expenditures mainly in the United States, Australia, Congo, Italy and Kazakhstan.

(euro million)	First Half
2008	2008	2009	Change	% Ch.

836	Acquisition of proved and unproved property	621	477	(144)	(23.2)
626	North Africa	601	225
210	West Africa	13	73
	Rest of world	7	179
1,918	Exploration	981	732	(249)	(25.4)
135	Italy	71	26	(45)	(63.4)
398	North Africa	213	234	21	9.9
460	West Africa	139	117	(22)	(15.8)
214	North Sea	148	57	(91)	(61.5)
28	Caspian Area	7	15	8	..
683	Rest of world	403	283	(120)	(29.8)
6,429	Development	2,729	3,651	922	33.8
570	Italy	259	359	100	38.6
1,246	North Africa	542	674	132	24.4
1,717	West Africa	780	931	151	19.4
505	North Sea	212	265	53	25.0
997	Caspian Area	435	529	94	21.6
1,394	Rest of world	501	893	392	78.2
98	Other expenditures	33	47	14	42.4
9,281		4,364	4,907	543	12.4

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Gas & Power

Key performance indicators (a)
First Half
2008	(euro million)	2008	2009

37,062	Net sales from operations (b)		16,971	17,468
4,030	Operating profit		2,425	2,116
3,564	Adjusted operating profit		2,295	2,053
1,309	Marketing		1,106	987
1,732	Regulated businesses in Italy		933	859
523	International transport		256	207
2,655	Adjusted net profit		1,659	1,485
4,310	Adjusted pro-forma EBITDA		2,583	2,541
2,271	Marketing		1,534	1,558
1,284	Regulated businesses in Italy		680	644
755	International transport		369	339
2,058	Capital expenditures		969	751
22,273	Adjusted capital employed, net		20,892	23,614
12.2	Adjusted ROACE	(%)	15.4	11.1
104.23	Worldwide gas sales	(bcm)	53.07	52.81
6.00	of which: E&P sales (c)		3.32	2.95
85.64	Gas volumes transported in Italy	(bcm)	45.38	38.10
29.93	Electricity sold	(TWh)	15.37	15.35
11,692	Employees at period end	(units)	11,685	11,623

(a)	From January 1, 2009, results of the gas storage business are reported within the Gas & Power segment reporting unit, within the regulated businesses results, following restructuring of Eni regulated gas businesses in Italy. As of that date, the results of the regulated businesses in Italy, therefore include results of the Transport, Distribution, Regasification and Storage activities in Italy. Results of the Power generation activity are reported within the Marketing business as it is ancillary to the latter. Prior period results have been restated accordingly.
(b)	Before elimination of intragroup sales.
(c)	Exploration & Production sales in Europe and in the Gulf of Mexico.

NATURAL GAS
Supply of natural gas

In the first half of 2009 Eni’s consolidated subsidiaries, including Distrigas’ share amounting to 8.22 bcm, supplied 44.07 bcm of natural gas with a 1 bcm decrease from the first half of 2008, down 2.2%. Excluding the contribution of Distrigas, lower gas sales in particular in Italy related to the economic downturn, determined	a decline in gas volumes supplied outside Italy of 8.66 bcm mainly (i) from Russia (down 2.74 bcm); (ii) from Algeria (down 2.63 bcm); (iii) supplies destined to the Hungarian market (down 1.33 bcm); (iv) from the Netherlands (down 1.09 bcm). Supplies in Italy (3.48 bcm) declined by 0.56 bcm from the first half of 2008, or 13.9%, due to lower domestic production.

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Supply of natural gas
(bcm)	First Half
2008	2008	2009	Change	% Ch.

8.00	ITALY	4.04	3.48	(0.56)	(13.9)
22.91	Russia	12.65	9.91	(2.74)	(21.7)
19.22	Algeria (including LNG)	10.65	8.02	(2.63)	(24.7)
9.87	Libya	5.02	4.83	(0.19)	(3.8)
9.83	Netherlands	4.25	5.39	1.14	26.8
6.97	Norway	2.98	6.10	3.12	..
3.12	United Kingdom	1.47	1.50	0.03	2.0
2.84	Hungary	1.67	0.34	(1.33)	(79.6)
0.71	Qatar (LNG)		1.50	1.50	..
4.07	Other supplies of natural gas	1.39	2.35	0.96	69.1
2.11	Other supplies of LNG	0.95	0.65	(0.30)	(31.6)
81.65	OUTSIDE ITALY	41.03	40.59	(0.44)	(1.1)
89.65	Total supplies of Eni's consolidated subsidiaries	45.07	44.07	(1.00)	(2.2)
(0.08)	Offtake from (input to) storage	0.33	1.75	1.42	..
(0.25)	Network losses and measurement difference	(0.12)	(0.13)	(0.01)	8.3
89.32	AVAILABLE FOR SALE BY ENI'S CONSOLIDATED SUBSIDIARIES	45.28	45.69	0.41	0.9
8.91	Available for sale by Eni's affiliates	4.47	4.17	(0.30)	(6.7)
6.00	E&P volumes	3.32	2.95	(0.37)	(11.1)
104.23	TOTAL AVAILABLE FOR SALE	53.07	52.81	(0.26)	(0.5)

Take-or-pay
In order to meet the medium and long-term demand for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing Countries. The residual average life of the Company’s supply portfolio currently amounts to approximately 20.5 years. Such contracts, which generally contain take-or-pay clauses, will ensure a total of approximately 62.4 bcm/y of natural gas by 2010.
Despite the fact that an increasing portion of natural gas volumes is planned to be sold outside Italy, management believes that in the long-term unfavorable trends in Italian natural gas demand and supply, also due to the increase in import capacity (pipeline upgrading and new LNG plants) that took place in 2008 and the closing of projects in progress or publicly announced by Eni and third parties, as well as the evolution of Italian regulations in the natural gas sector, represent risk factors to the fulfillment of Eni’s obligations in connection with its take-or-pay supply contracts (see "Risk factors and uncertainties" below).
The purchase of Belgian company Distrigas (for details on this deal see "Main development projects for the first half of 2009" below) has entailed a significant expansion of Eni’s supply portfolio with an addition of long-term supplies of approximately 14.7 bcm (Norway, the Netherlands and Qatar) having a residual life of a maximum of 19 years.	Sales of natural gas
In the first half of 2009 natural gas sales were 52.81 bcm, a decrease of 0.26 bcm from the first half of 2008, down 0.5%, driven by lower gas demand in Europe, particularly in Italy, caused by the economic downturn. This negative was partly offset by the contribution of the Distrigas acquisition (up 8.53 bcm). Sales included own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico.

Sales volumes on the Italian market declined by 7.49 bcm, or 26.2%, to 21.11 bcm driven by significantly lower supplies to the power generation business (down 4.04 bcm) and, to a lesser extent, to industrial customers (down 1.12 bcm) dragged down by a deep fall in industrial production, and to wholesalers (down 0.70 bcm) due also to competitive pressure. Lower sales to power generation customers were also caused by greater use of water basins in the production of electricity thus replacing gas-fired production. Sales volumes to the residential sector registered a slight increase (up 0.15 bcm).

International sales were up 7.23 bcm, or 29.5%, to 31.70 bcm, mainly benefiting from the contribution of Distrigas (up 8.53 bcm). Organic growth was achieved in the French market (up 0.62 bcm) where ongoing marketing initiatives and a growing customer base

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

helped boost sales, and in Northern Europe (up 0.51 bcm). Lower sales volumes resulted from lower sales to importers in Italy (down 1.07 bcm) reflecting the economic downturn in the domestic market and lower consumption in Europe, in particular in the Iberian Peninsula (down 0.38 bcm), Turkey (down 0.32 bcm) and Hungary (down 0.13 bcm).	Sales to markets outside Europe (0.92 bcm) declined by 0.22 bcm from the first half of 2008.

E&P sales in Europe and in the United States (2.95 bcm) decreased by 0.37 bcm, down 11.1%, in particular in Europe.

Gas sales by market
(bcm)	First Half
2008	2008	2009	Change	% Ch.

52.87	ITALY	28.60	21.11	(7.49)	(26.2)
7.52	Wholesalers	4.45	3.75	(0.70)	(15.7)
3.28	Gas release	2.12	0.65	(1.47)	(69.3)
1.89	Italian gas exchange and spot markets	0.52	0.39	(0.13)	(25.0)
10.64	Industries	5.80	4.69	(1.11)	(19.1)
9.59	Industries	5.21	4.09	(1.12)	(21.5)
1.05	Medium-sized enterprises and services	0.59	0.60	0.01	1.7
17.69	Power generation	9.04	5.00	(4.04)	(44.7)
6.22	Residential	3.72	3.87	0.15	4.0
5.63	Own consumption	2.95	2.76	(0.19)	(6.4)
51.36	INTERNATIONAL SALES	24.47	31.70	7.23	29.5
43.03	Rest of Europe	20.01	27.83	7.82	39.1
11.25	Importers in Italy	6.84	5.77	(1.07)	(15.6)
31.78	European markets	13.17	22.06	8.89	67.5
7.44	Iberian Peninsula	3.63	3.25	(0.38)	(10.5)
5.29	Germany-Austria	2.65	2.68	0.03	1.1
4.57	Belgium		7.26	7.26	..
2.82	Hungary	1.59	1.46	(0.13)	(8.2)
3.21	Northern Europe	1.47	1.98	0.51	34.7
4.93	Turkey	2.64	2.32	(0.32)	(12.1)
2.66	France	1.03	2.36	1.33	..
0.86	Other	0.16	0.75	0.59	..
2.33	Extra European markets	1.14	0.92	(0.22)	(19.3)
6.00	E&P in Europe and in the Gulf of Mexico	3.32	2.95	(0.37)	(11.1)
104.23	WORLDWIDE GAS SALES	53.07	52.81	(0.26)	(0.5)

Gas sales by entity
(bcm)	First Half
2008	2008	2009	Change	% Ch.

89.32	Total sales of subsidiaries	45.28	45.69	0.41	0.9
52.82	Italy (including own consumption)	28.57	21.11	(7.46)	(26.1)
35.61	Rest of Europe	16.32	24.20	7.88	48.3
0.89	Outside Europe	0.39	0.38	(0.01)	(2.6)
8.91	Total sales of Eni's affiliates (net to Eni)	4.47	4.17	(0.30)	(6.7)
0.05	Italy	0.03		(0.03)	..
7.42	Rest of Europe	3.69	3.63	(0.06)	(1.6)
1.44	Outside Europe	0.75	0.54	(0.21)	(28.0)
6.00	E&P in Europe and in the Gulf of Mexico	3.32	2.95	(0.37)	(11.1)
104.23	WORLDWIDE GAS SALES	53.07	52.81	(0.26)	(0.5)

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

POWER
Power Generation
Eni’s electricity generation sites are located in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara.
In the first half of 2009, electricity production was 11.22 TWh, down 1.06 TWh or 8.6% from the first half of 2008, due mainly to lower production at the Ferrera Erbognone, Ravenna, Brindisi and Livorno plants, affected by lower demand on the domestic market (down 8%) related to the economic downturn. These declines were offset in part by increased production at the Ferrara plant (Eni’s interest 51%), in connection with the coming on line of two new 390 megawatt combined cycle units, and at the Mantova plant.
Power available in the first half of 2009 was substantially in line with the same period of 2008 due to the effect of	the growth in electricity trading activity (up 1.04 TWh from the first half of 2008 or 33.7%) as a consequence of lower purchase prices.
At June 30, 2009, installed capacity was 5.3 GW.

Electricity sales
In the first half of 2009, sales of electricity (15.35 TWh) were substantially in line with the first half of 2008 (down 0.02 TWh or 0.1%) and were directed to the free market (81%), the Italian electricity exchange (10%) and industrial sites (9%). Increased marketing activities, contrasting declines in production, supported increased sales on the free market that concerned in particular sales to wholesalers and, to a lower extent, to retail customers. These increases were offset by a decline in sales to large customers due to the economic downturn.

Purchases and availability of electricity
First Half
2008	2008	2009	Change	% Ch.

4,530	Purchases of natural gas	(mmcm)	2,350	2,202	(148)	(6.3)
560	Purchases of other fuels	(ktoe)	302	251	(51)	(16.9)
23.33	Power generation	(TWh)	12.28	11.22	(1.06)	(8.6)
10,584	Steam	(ktonnes)	5,410	5,067	(343)	(6.3)

Electricity sales
(TWh)	First Half
2008	2008	2009	Change	% Ch.

23.33	Power generation	12.28	11.22	(1.06)	(8.6)
6.60	Trading of electricity	3.09	4.13	1.04	33.7
29.93		15.37	15.35	(0.02)	(0.1)
22.89	Free market	11.76	12.44	0.68	5.8
3.82	Italian Exchange for electricity	1.80	1.48	(0.32)	(17.8)
2.71	Industrial plants	1.39	1.43	0.04	2.9
0.51	Other	0.42		(0.42)	..
29.93	Electricity sales	15.37	15.35	(0.02)	(0.1)

Transport and regasification of natural gas Volumes of gas transported in Italy (38.10 bcm) decreased by 7.28 bcm, or 16.0%, from the first half of	2008 due to lower demand for gas, whose effects were offset in part by higher amounts input in the domestic network destined to domestic storage.

Gas volumes transported in Italy
(bcm)	First Half
2008	2008	2009	Change	% Ch.

51.80	Eni	27.23	20.04	(7.19)	(26.4)
33.84	On behalf of third parties	18.15	18.06	(0.09)	(0.5)
85.64		45.38	38.10	(7.28)	(16.0)

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Natural gas volumes transported on behalf of third parties (18.06 bcm) declined slightly (down 0.09 bcm) from the first half of 2008 or 0.5%.

In the first half of 2009, the LNG terminal in Panigaglia (La Spezia) regasified 0.64 bcm of natural gas (0.91 bcm in the first half of 2008).

Storage
In the first half of 2009, the share of modulation capacity used by third parties was 64%. A total of 4.3 bcm of natural gas were injected into Company’s storage system (up 0.9 bcm from the first half of 2008), while 6.1 bcm were withdrawn (up 2.4 bcm from the first half of 2008).

Main development projects
for the first half of 2009

Marketing
NATURAL GAS
Finalization of the acquisition of Distrigas
On March 19, 2009, the mandatory tender offer on the minorities of Distrigas was finalized. Shareholders representing 41.617% of the share capital of Distrigas, including the second larger shareholder Publigaz SCRL with a 31.25% interest, tendered their shares. The squeeze-out of the residual 1.14% of the share capital was finalized on May 4, 2009. Finally, Distrigas shares have been delisted from Euronext Brussels. The total cash consideration amounting to euro 2,045 million was determined based on the same price paid to Distrigas main shareholder, Suez, on October 2008 to acquire the controlling stake of 57.243%.
As of June 30, 2009, Eni owns the entire share capital of Distrigas, except for one share with special powers owned by the Belgian State.

Projects in the Hewett area
Following the recent acquisition of an interest in Hewett Unit, pre-development activities continued for the offshore storage of gas in the Hewett area (Eni’s interest 89%) located in the Southern Gas Basin in the North Sea, near the Bacton terminal. Maximum working gas reachable is estimated at 5.6 bcm with a production of approximately 60 mmcm/d. Between the end of 2009 and the beginning of 2010 an appraisal well will be drilled whose outcome will provide data to confirm those estimates. The project sanction is expected in the first half of 2010 with start up in 2015.

LNG
USA
Cameron Eni acquired from US company Sempra a share of the regasification capacity of the Cameron plant located on the banks of the Calcasieu River, approximately 15 miles south of Lake Charles in Louisiana. The capacity entitlement amounts to 6.5 bcm/y, equal to a 40% share of the total plant capacity for a duration of 20 years. Production start up is expected in the third quarter of 2009. This transaction will allow Eni to market the natural gas reserves that it is developing in North Africa and Nigeria on the North American market.

Pascagoula Within the upstream project related to the construction of an LNG plant in Angola designed to produce 5.2 mmtonnes of LNG (approximately 7.3 bcm/y) for the North American market, Eni signed a 20-year contract to buy 5.8 bcm/y on the regasification capacity of the plant under construction near Pascagoula in Mississippi, with start up expected within 2011.
At the same time Eni Usa Gas Marketing Llc entered a 20-year contract for the purchase of approximately 0.9 bcm/y of regasified gas downstream the terminal owned by Angola Supply Services, a company whose partners also own Angola LNG.

Regulated businesses in Italy
Sale of Stogit and Italgas to Snam Rete Gas
On June 30, 2009 the parent company Eni SpA concluded the sale of the entire share capital of its fully-owned subsidiaries Italgas SpA and Stoccaggi Gas Italia SpA to its subsidiary Snam Rete Gas. The transaction, which was approved by Eni’s Board of Directors in February 2009, included cash consideration amounting to euro 4,509 million (euro 2,922 million and euro 1,587 million, respectively). Snam Rete Gas funded the transaction by means of: (i) a share capital increase amounting to euro 3.5 billion, which was entirely subscribed to by minorities and Eni for their respective shares; and (ii) arranging medium and long-term financing. The main impact expected on Eni’s consolidated financial statements are: (i) as of June 30, 2009 a decrease of euro 1.54 billion was reported in the Group consolidated net borrowings and a corresponding increase in total equity as a consequence of the pro-quota subscription of the Snam Rete Gas capital increase by minorities; (ii) a decrease in Eni’s net profit equal to 45% of the aggregate net profit of Italgas and Stogit is expected to be reported in the consolidated profit and loss for the

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

third quarter of 2009, with a corresponding increase in net profit pertaining to minorities.
As of June 30, 2009 Eni’s interest in Snam Rete Gas is equal to 52.54%.

Gas distribution activity in the Rome area
Following the sale by the French company Suez SA (now GdF-Suez SA after their merger) of its Belgium subsidiary Distrigas, Eni agreed to sell to Suez, on the basis of preliminary negotiations with Italgas, the latter’s distribution activities in the Rome urban area together with other gas and electricity business assets. On May 29, 2008, the related preliminary agreements were signed, including the sales terms for the gas distribution activities. The final agreement for such gas distribution activities was entered into by Italgas and GdF-Suez on October 30, 2008.
The transaction relates to the business unit which distributes gas in the municipalities of Rome, Fiumicino, Ciampino, Marino, Grottaferrata, Rocca di Papa and Frascati (the concession for Rome expires on December 31, 2009), including the distribution networks (spanning roughly 5,300 km) and the related systems, approximately 1.3 million delivery points (equal to approximately 28% of the users served), together with roughly 800 employees.
The set price, as of December 31, 2008, is euro 1,018 million.
The contract provides that execution of the transaction shall take place with the transfer by Italgas of the business unit to Rete Gas Roma Srl (a newco set up on November 26, 2008 wholly owned by Italgas) and is subject to attainment of approval by the Rome municipal authorities of transfer of the concession before June 30, 2009, which date the buyer may extend to August 31, 2009.
The Rome municipal authorities agreed to the transfer of the concession contract to Rete Gas Roma with its communication No. 1231 of June 25, 2009, acknowledging Italgas’ intention to transfer its entire investment in this company to GdF-Suez. The concession covers the distribution of gas in Rome.
On July 6, 2009, the mayor of Rome subsequently specified that this communication is the sole document necessary to legitimately and effectively express the municipal authority’s consent to the transaction and that the town council would be informed thereof.

However, on July 13, 2009, GdF-Suez informed Italgas that it did not believe that the conditions for transfer of the Rome urban area gas distribution activities had been met in the established timeframe. Therefore, it decided not to continue with finalization of the acquisition as set out in the contract agreed by the parties on October 30, 2008.
Snam Rete Gas is evaluating the contract’s content to assess what actions could be taken to best protect its interests.

International Transport
TAG - Russia
The TAG gasline is undergoing an upgrade designed to increase its transport capacity by 6.5 bcm/y from the current 37.4 bcm/y. A first 3.2 bcm/y portion of the upgrade started-up in October 2008 and was assigned to third parties. The second portion of 3.3 bcm/y is expected to start operating in the fourth quarter of 2009. The allocation of additional capacity for 6.5 bcm has been finalized.

Agreement with Gazprom: the South Stream project
On May 15, 2009, based on agreements between Italy and Russia, the original scope of work of the project to build the South Stream pipeline has been enlarged. If the ongoing feasibility study provides a positive outcome the pipeline will import gas from Russia to Europe through the Black Sea. The new agreement between Eni and Gazprom provides for an increase in transport capacity from 31 to 63 bcm/y.
The South Stream pipeline is expected to be composed by two sections: (i) an offshore section crossing the Black Sea from the Russian coast at Beregovaya (the same starting point of the Blue Stream pipeline) to the Bulgarian coast at Varna; (ii) an onshore section crossing Bulgaria for which two options are currently being evaluated: one pointing North West and another one pointing South West. The second option envisages crossing Greece and the Adriatic Sea before linking to the Italian network.

Accident at the TMPC pipeline
Work is ongoing to restore full operations at one of the TMPC five lines damaged by an oil tanker anchor crossing the Sicily channel on December 19, 2008. Transport continued on the remaining lines. Settlements and repayment of damage under current insurance are being defined.

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Regulatory framework
Resolution ARG/gas 159/2008: Tariffs criteria for the 2009-2012 regulated period for the service of gas distribution and measurement and transitional rules for 2009
With resolution ARG 159/2008, the Authority for Electricity and Gas approved a new methodology for determining revenues to natural gas distributing companies that operate through local low pressure networks and serve final customers in the residential and tertiary sector. Starting from January 1, 2009 and for the duration of the three-year regulated period, i.e. until 2012, the resolution provides for the recognition of total revenues for each regulated year amounting to a value that the Authority will set at the time of approving the operators’ requests for distribution tariffs and defined as total revenue cap, representing the maximum remuneration recognized by the Authority to each operator for covering costs borne.
In previous years, revenues were determined by applying tariffs set by the Authority to volumes actually distributed to selling companies in the relevant year.
The resolution also provides for any positive or negative difference between the total revenue cap and revenues resulting from invoices for actually distributed volumes to be regulated through an equalization device making use of credit/debit cards lodged with the Electricity Equalization Exchange.
As a result of the new mechanism, revenues are no longer related to the seasonality of volumes distributed but are constantly apportioned during the year.
The introduction of this new mechanism does not cause a decline in total revenues on a yearly basis.	Legislative Decree No. 78/2009
Within the framework of measures approved to counter the economic downturn, on June 26, 2009, the Italian Council of Ministers approved the so called "Anti-crisis Decree" whose article 3 concerns measures for reducing the cost of energy for companies and households and introduces the obligation for Eni to make new sales at the virtual exchange point for a total of 5 bcm of gas (so called gas release).
In particular the decree provides for these sales to be made under non discriminatory competitive procedures (bids) at the terms and conditions decided with proposal of the Authority for Electricity and Gas. The price paid to Eni will be determined with a decree of the Ministry for Economic Development, as suggested by the Authority, taking into account the average prices on the most relevant European markets and the structure of supply costs borne by Eni. Any positive difference between the sale price determined by the procedure of volume allocation and that determined by the Ministry and the Authority will be destined to industrial final customers that showed a high use rate of gas withdrawals in the past three years according to criteria determined by the Ministry.
The decree provides also that the Authority within 90 days from the entry into force of the same decree: (i) introduces degressive elements in transport tariffs for the next regulated period; (ii) reforms the balancing methods by adopting flexibility mechanisms providing advantages to all final customers, including industrial customers; (iii) promotes the supply of peak services and storage for industrial and power generation customers.

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Capital expenditures

In the first half of 2009, capital expenditures in the Gas & Power segment totaled euro 751 million and mainly related to: (i) developing and upgrading Eni’s transport network in Italy (euro 400 million); (ii) developing and upgrading Eni’s distribution network in Italy (euro 144	million); (iii) developing and upgrading Eni’s storage capacity in Italy (euro 132 million); (iv) completion of construction of combined cycle power plants (euro 29 million), in particular at the Ferrara site; (v) upgrading plan of international pipelines (euro 20 million).

Capital expenditures	(euro million)	First Half
2008	2008	2009	Change	% Ch.

1,750	Italy	766	710	(56)	(7.3)
308	Outside Italy	203	41	(162)	(79.8)
2,058		969	751	(218)	(22.5)
198	Marketing	82	55	(27)	(32.9)
91	Marketing	41	26	(15)	(36.6)
16	Italy	13	5	(8)	(61.5)
75	Outside Italy	28	21	(7)	(25.0)
107	Power generation	41	29	(12)	(29.3)
1,627	Regulated businesses in Italy	712	676	(36)	(5.1)
1,130	Transport	529	400	(129)	(24.4)
233	Distribution	85	144	59	69.4
264	Storage	98	132	34	34.7
233	International transport	175	20	(155)	(88.6)
2,058		969	751	(218)	(22.5)

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Refining & Marketing

Key performance indicators
First Half
2008	(euro million)	2008	2009

45,017	Net sales from operations (a) (b)		24,240	14,121
(988)	Operating profit		776	287
580	Adjusted operating profit		109	(51)
521	Adjusted net profit		124	(31)
965	Capital expenditures		350	217
8,260	Adjusted capital employed, net		8,490	8,539
6.5	Adjusted ROACE	(%)	2.6	4.1
35.84	Refinery throughputs on own account	(mmtonnes)	17.65	16.65
58	Conversion index	(%)	56	59
737	Balanced capacity of refineries	(kbbl/d)	747	757
12.67	Retail sales of petroleum products in Europe (c)	(mmtonnes)	6.27	5.86
5,956	Service stations in Europe at period end (c)	(units)	6,373	6,018
2,502	Average throughput per service station in Europe (c)	(kliters)	1,210	1,206
8,327	Employees at year end	(units)	9,468	8,371

(a)	From January 1, 2009 Eni adopted IFRIC 13 "Customer Loyalty Programmes" that requires that the award points granted to clients within the related loyalty programmes be accounted as a separate component of the basic transaction, evaluated at their fair value and recognized as revenues when effectively used. Prior period results have been restated accordingly.
(b)	Before elimination of intragroup sales.
(c)	First half 2008 and full year 2008 data include downstream activities in the Iberian Peninsula divested to Galp in October 2008.

Supply and trading

In the first half of 2009, a total of 32.72 mmtonnes of crude were purchased by the Refining & Marketing division (28.77 mmtonnes in the first half of 2008), of which 17.07 mmtonnes from Eni’s Exploration & Production division. Volumes amounting to 9.28 mmtonnes were purchased under long-term supply contracts with producing countries, while 6.37 mmtonnes were purchased on the spot market. Approximately 27% of crude purchased in the first half of 2009 came from West Africa, 20% from European and Asian Russia, 15% from the Middle East, 13% from North Africa, 11% from the North Sea, 5% from Italy, and 9% from other areas.	Approximately 17.22 mmtonnes of crude purchased in the first half of 2009 were resold, up 32.2% from the same period of 2008. In addition, 1.54 mmtonnes of intermediate products were purchased (1.51 mmtonnes in the first half of 2008) to be used as feedstock in conversion plants and 6.97 mmtonnes of refined products (7.42 mmtonnes in the first half of 2008) were purchased to be sold on markets outside Italy (5.67 mmtonnes) and on the domestic market (1.29 mmtonnes) as a complement to available production.

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Purchases	(mmtonnes)	First Half
2008	2008	2009	Change	% Ch.

	Equity crude oil
26.14	Eni's production outside Italy	12.23	15.62	3.39	27.7
3.57	Eni's production in Italy	1.79	1.45	(0.34)	(19.0)
29.71		14.02	17.07	3.05	21.8
	Other crude oil
12.09	Purchases on spot markets	8.67	6.37	(2.30)	(26.5)
16.11	Purchases under long-term contracts	6.08	9.28	3.20	52.6
28.20		14.75	15.65	0.90	6.1
57.91	Total crude oil purchases	28.77	32.72	3.95	13.7
3.39	Purchases of intermediate products	1.51	1.54	0.03	2.0
17.42	Purchases of products	7.42	6.97	(0.45)	(6.1)
78.72	TOTAL PURCHASES	37.70	41.23	3.53	9.4
(1.00)	Consumption for power generation	(0.54)	(0.46)	0.08	(14.8)
(1.04)	Other changes (a	(0.57)	(1.42)	(0.85)	..
76.68		36.59	39.35	2.76	7.5

(a)	Includes change in inventories, decrease in transportation, consumption and losses.

Refining

Availability of refined products	(mmtonnes)	First Half
2008	2008	2009	Change	% Ch.

	ITALY
25.59	At wholly-owned refineries	12.69	11.62	(1.07)	(8.4)
(1.37)	Less input on account of third parties	(0.74)	(0.25)	0.49	(66.2)
6.17	At affiliated refineries	2.96	2.79	(0.17)	(5.7)
30.39	Refinery throughputs on own account	14.91	14.16	(0.75)	(5.0)
(1.61)	Consumption and losses	(0.79)	(0.80)	(0.01)	1.3
28.78	Products available for sale	14.12	13.36	(0.76)	(5.4)
2.56	Purchases of refined products and change in inventories	1.59	1.17	(0.42)	(26.4)
(1.42)	Products transferred to operations outside Italy	(0.86)	(1.17)	(0.31)	36.0
(1.00)	Consumption for power generation	(0.54)	(0.46)	0.08	(14.8)
28.92	Sales of products	14.31	12.90	(1.41)	(9.9)
	OUTSIDE ITALY
5.45	Refinery throughputs on own account	2.74	2.49	(0.25)	(9.1)
(0.25)	Consumption and losses	(0.13)	(0.13)
5.20	Products available for sale	2.61	2.36	(0.25)	(9.6)
15.14	Purchases of refined products and change in inventories	5.78	5.70	(0.08)	(1.4)
1.42	Products transferred from Italian operations	0.86	1.17	0.31	36.0
21.76	Sales of products	9.25	9.23	(0.02)	(0.2)
35.84	Refinery throughputs on own account	17.65	16.65	(1.00)	(5.7)
6.98	of which: refinery throughputs of equity crude on own account	3.52	2.67	(0.85)	(24.1)
50.68	Total sales of refined products	23.56	22.13	(1.43)	(6.1)
26.00	Crude oil sales	13.03	17.22	4.19	32.2
76.68	TOTAL SALES	36.59	39.35	2.76	7.5

In the first half of 2009, refining throughputs on own account in Italy and outside Italy were 16.65 mmtonnes, down 1 mmtonnes from the first half of 2008, or 5.7%. Volumes processed in Italy decreased by 0.75 mmtonnes, or 5%, mainly at the Gela plant	due to the extension of planned refinery downtime, and at the Livorno plant as refinery operations were rescheduled to take account of the weak demand for products. Volumes processed outside Italy declined by 250 ktonnes in particular in the Czech Republic

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

and in Germany due to lower utilization of plant capacity in response to weak market conditions and the restructuring of the Ingolstadt facility in Germany. Total throughputs in wholly-owned refineries (11.62 mmtonnes) decreased 1.07 mmtonnes, down 8.4%, from the first half of 2008. Approximately 17.9% of volumes of processed crude was supplied by Eni’s Exploration & Production segment (21.8% in the first half of 2008) representing a 3.9 percentage points decrease from 2008, equivalent to a lower volume of 0.85 mmtonnes.

Marketing
In the first half of 2009, sales volumes of refined products (22.13 mmtonnes) were down 1.43 mmtonnes from the first half of 2008, or 6.1%, mainly due to the impact of the divestment to Galp of marketing activities in the Iberian Peninsula late in 2008 (down 1.04 mmtonnes). Excluding this effect, sales volumes of refined products were down approximately 390 ktonnes, or 1.7%, due to lower wholesale sales on the domestic market.

Retail sales in Italy
Despite a decrease recorded in domestic consumption, in the first half of 2009, retail sales on the Italian network (4.41 mmtonnes) were up approximately 170 ktonnes from the first half of 2008, or 4%, mainly due to marketing activities ("Iperself" sales and fidelity programmes) that sustained a 1.8 percentage point growth in market share from 29.8% to 31.6%. Higher sales mainly regarded gasoil sales, while gasoline sales were substantially in line with the previous period. At

June 30, 2009, Eni’s retail network in Italy consisted of 4,461 service stations, 52 more than at December 31, 2008 (4,409 service stations), resulting from the positive balance of acquisitions/releases of lease concessions (67 units), the opening of new service stations (5 units), partly offset by the closing of service stations with low throughput (12 units) and the release of 8 service stations under highway concession.
Average throughput related to gasoline and gasoil (1,216 kliters) registered an increase of 33 kliters from the first half of 2008.
In the first half of 2009, fuel sales of the Blu line – high performance and low environmental impact fuel – declined due to the sensitivity of demand to prices of these products in an environment of economic downturn and high fuel prices on average. Sales of BluDiesel and its reformulated version BluDieselTech amounted to 290 ktonnes (344 mmliters), and represented 10.2% of gasoil sales on Eni’s retail network. At June 30, 2009, service stations marketing BluDiesel totaled 4,105 units (4,095 at 2008 year end) covering approximately 92% of Eni’s network. Retail sales of BluSuper amounted to 40 ktonnes (53 mmliters), were in line with the first half of 2008 and covered 2.6% of gasoline sales on Eni’s retail network. At June 30, 2009, service stations marketing BluSuper totaled 2,674 units (2,631 at December 31, 2008), covering approximately 60% of Eni’s network.
Under the "You&Agip" promotional campaign, launched in March 2007 and lasting 3 years, at June 30, 2009, the number of customers that actively used the card in the first half of 2009 amounted to approximately 4.5 million. The average number of cards active each

Products sales in Italy and outside Italy by market	(mmtonnes)	First Half
2008	2008	2009	Change	% Ch.

8.81	Retail	4.24	4.41	0.17	4.0
11.15	Wholesale	5.36	4.66	(0.70)	(13.1)
1.70	Petrochemicals	0.95	0.63	(0.32)	(33.7)
7.26	Other sales	3.76	3.20	(0.56)	(14.9)
28.92	Sales in Italy	14.31	12.90	(1.41)	(9.9)
3.22	Retail rest of Europe	1.61	1.45	(0.16)	(9.9)
3.94	Wholesale rest of Europe	1.92	1.76	(0.16)	(8.3)
0.56	Wholesale outside Italy	0.28	0.21	(0.07)	(25.0)
12.52	Other sales	4.40	5.81	1.41	32.0
20.24	Sales outside Italy	8.21	9.23	1.02	12.4
49.16		22.52	22.13	(0.39)	(1.7)
1.52	Iberian Peninsula	1.04		(1.04)	..
0.64	of which: Retail	0.42		(0.42)	..
0.88	of which: Wholesale	0.62		(0.62)	..
50.68	TOTAL SALES	23.56	22.13	(1.43)	(6.1)

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Retail and wholesale sales of refined products	(mmtonnes)	First Half
2008	2008	2009	Change	% Ch.

19.96	Italy	9.60	9.07	(0.53)	(5.5)
8.81	Retail sales	4.24	4.41	0.17	4.0
3.11	Gasoline	1.50	1.50
5.50	Gasoil	2.65	2.80	0.15	5.7
0.19	LPG	0.09	0.10	0.01	11.1
0.01	Lubricants		0.01	0.01	..
11.15	Wholesale sales	5.36	4.66	(0.70)	(13.1)
4.52	Gasoil	2.12	2.04	(0.08)	(3.8)
0.85	Fuel Oil	0.42	0.39	(0.03)	(7.1)
0.38	LPG	0.18	0.19	0.01	5.6
0.15	Gasoline	0.06	0.06
0.12	Lubricants	0.06	0.04	(0.02)	(33.3)
1.70	Bunker	0.81	0.67	(0.14)	(17.3)
3.43	Other	1.71	1.27	(0.44)	(25.7)
7.72	Outside Italy (retail+wholesale)	3.81	3.42	(0.39)	(10.2)
2.12	Gasoline	1.05	0.89	(0.16)	(15.2)
3.80	Gasoil	1.87	1.75	(0.12)	(6.4)
0.47	Jet fuel	0.02	0.17	0.15	..
0.23	Fuel Oil	0.11	0.17	0.06	54.5
0.11	Lubricants	0.06	0.05	(0.01)	(16.7)
0.52	LPG	0.26	0.24	(0.02)	(7.7)
0.47	Other	0.44	0.15	(0.29)	(65.9)
27.68		13.41	12.49	(0.92)	(6.9)
1.52	Iberian Peninsula	1.04		(1.04)	..
29.20	TOTAL SALES	14.45	12.49	(1.96)	(13.6)

month was over 3.1 million. Volumes of fuel marketed under this initiative represented over 47% of total volumes marketed on Eni’s service stations joining the programme, and 46% of overall volumes marketed on Eni’s network.

Retail sales in the Rest of Europe
Excluding the impact of the divestment to Galp of marketing activities in the Iberian Peninsula (down 0.42 mmtonnes), in the first half of 2009 retail sales of refined products marketed in the rest of Europe (1.45 mmtonnes) were down 160 ktonnes from the first half of 2008, or 9.9%, mainly in Germany and Eastern Europe due to a decrease in fuel demand.
At June 30, 2009, Eni’s retail network in the rest of Europe consisted of 1,557 units, an increase of 10 units from December 31, 2008 (1,547 service stations). The network evolution was as follows: (i) a positive balance of acquisitions/releases of leased service station was recorded (up 3 units), with positive changes in Hungary; (ii) 5 service stations were purchased; (iii) 5 new outlets were opened; (iv) 3 low throughput service stations were closed. Average throughput (1,177 kliters) decreased by 92 kliters from the first half of 2008.

Wholesale and other sales
In the first half of 2009, sales volumes on wholesale markets in Italy (4.66 mmtonnes) were down 700 ktonnes from the first half of 2008, or 13.1%, reflecting mainly a decrease in jet fuel consumption and in the bunkering market and gasoil sales due to lower industrial consumption reflecting the economic downturn. Sales on wholesale markets in the rest of Europe (1.76 mmtonnes) decreased by 160 ktonnes, or 8.3% (excluding the impact of asset divestments in the Iberian Peninsula), mainly in Germany, Switzerland and in the Czech Republic.

Supplies of feedstock to the petrochemical industry (0.63 mmtonnes) declined by 320 ktonnes due to declining demand.

Other sales (9.01 mmtonnes) increased by 850 ktonnes, or 10.4%, mainly due to higher cargo market activity.

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Capital expenditures

In the first half of 2009, capital expenditures in the Refining & Marketing segment amounted to euro 217 million and regarded mainly: (i) refining, supply and logistics (euro 135 million) in Italy, with projects designed to improve the conversion rate and flexibility of refineries, in particular at the Sannazzaro and Taranto refineries, and expenditures on health, safety and	environmental upgrades; (ii) upgrade and restructuring of the retail network in Italy (euro 42 million); (iii) upgrade of the retail network and purchase of service stations in the rest of Europe (euro 23 million).

Expenditures on health, safety and the environment amounted to euro 34.4 million.

Capital expenditures	(euro million)	First Half
2008	2008	2009	Change	% Ch.

850	Italy	318	194	(124)	(39.0)
115	Outside Italy	32	23	(9)	(28.1)
965		350	217	(133)	(38.0)
630	Refinery, supply and logistic	251	135	(116)	(46.2)
630	Italy	251	135	(116)	(46.2)
298	Marketing	81	65	(16)	(19.8)
183	Italy	49	42	(7)	(14.3)
115	Outside Italy	32	23	(9)	(28.1)
37	Other	18	17	(1)	(5.6)
965		350	217	(133)	(38.0)

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Petrochemicals

Key performance indicators
First Half
2008	(euro million)	2008	2009

6,303	Net sales from operations (a)		3,519	1,905
(845)	Operating profit		(263)	(454)
(398)	Adjusted operating profit		(216)	(257)
(323)	Adjusted net profit		(162)	(209)
212	Capital expenditures		68	45
7,372	Production	(ktonnes)	4,136	3,254
4,684	Sales of petrochemical products		2,677	2,118
68.6	Average plant utilization rate	(%)	77.3	66.0
6,274	Employees at period end	(units)	6,485	6,158

(a)	Before elimination of intragroup sales.

Sales-production-prices
In the first half of 2009, sales of petrochemical products (2,118 ktonnes) decreased by 559 ktonnes from the first half of 2008 (down 20.9%) in all business areas as a result of lower demand for petrochemical products due to a negative market scenario.
Petrochemical production (3,254 ktonnes) decreased by 882 ktonnes from the first half of 2008, or 21.3%. In a context of economic downturn, the steep decline in unit margins and sales determined unexpected outages of some plants, in particular in the phenol/cumene plant at Porto Torres.
Nominal production capacity decreased by approximately 4 percentage points from the first half of 2008, due to the shutdown of the Gela cracker and the phenol/cumene plant at Porto Torres. The average plant	utilization rate calculated on nominal capacity decreased by approximately 11 percentage points from 77.3% to 66%, due to the sharp reductions in production in all main plants. Approximately 41% of total production was directed to Eni’s own production cycle (48% in the first half of 2008). Oil-based feedstock supplied by Eni’s Refining & Marketing Division covered 21% of requirements (23% in the first half of 2008).
Prices of Eni’s main petrochemical products decreased on average by 33%, driven by lower oil prices scenario (Brent down 52.7% from the first half of 2008). Decreases were registered in all business: (i) basic petrochemicals, in particular olefins (down 44%), aromatics (down 36%) and intermediates (down 35%); (ii) polyethylene (down 34%) and styrene (down 32%) with decreases in all products; (iii) elastomers (down 14%), in particular polybutadienic (down 23%) and SBR-HS rubbers (down 19%).

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Product availability	(ktonnes)	First Half
2008	2008	2009	Change	% Ch.

5,110	Basic petrochemicals	2,914	2,175	(739)	(25.4)
965	Styrene and elastomers (a)	509	445	(64)	(12.6)
1,297	Polyethylene	713	634	(79)	(11.1)
7,372	Production	4,136	3,254	(882)	(21.3)
(3,652)	Consumption of monomers	(1,973)	(1,350)	623	(31.6)
964	Purchases and change in inventories	514	214	(300)	(58.4)
4,684		2,677	2,118	(559)	(20.9)

Sales	(ktonnes)	First Half
2008	2008	2009	Change	% Ch.

2,457	Basic petrochemicals	1,437	1,044	(393)	(27.3)
938	Styrene and elastomers (a)	519	432	(87)	(16.8)
1,289	Polyethylene	721	642	(79)	(11.0)
4,684		2,677	2,118	(559)	(20.9)

(a)	From January 2009, results of the styrene business are reported within Basic petrochemicals. Prior periods data have been restated accordingly.

Business Areas
Basic petrochemicals
Basic petrochemicals sales (1,044 ktonnes) decreased by 393 ktonnes from the first half of 2008 (down 27.3%), penalized by a poorer market scenario that negatively affected product demand and lower product availability due mainly to the shutdown of the Porto Torres plant. Main reductions were registered in sales of butadiene (down 71%), phenol (down 70%) and acetone (down 54%).
Production (2,175 ktonnes) declined by 739 ktonnes from the first half of 2008, or 25.4%, due to the shutdown of the phenol/cumene plant at Porto Torres.

Styrene and elastomers
Styrene sales (245 ktonnes) declined by 32 ktonnes from the first half of 2008, (down 11.5%). Sales reductions affected essentially expandable polystyrene (down 20%) and ABS/SAN (down 40%) due to lower demand.
Elastomers sales (187 ktonnes) decreased by 55 ktonnes, down 23%, due to a steep decline in demand, mainly in the automotive sector. Sales decreases were registered mainly in nytrilic (down 55%), EPR (down 39%) and SBR rubbers (down 25%).

Styrene production (246 ktonnes) decreased by 27 ktonnes, or 10%.
Elastomer production (199 ktonnes) decreased by 37 ktonnes (down 15.6%) due to unexpected outages of plants related to a negative market scenario.

Polyethylene
Polyethylene sales (642 ktonnes) decreased by 79 ktonnes, or 11%, from the first half of 2008, reflecting mainly a decline in demand for all products.
Polyethylene production (634 ktonnes) decreased by 79 ktonnes, or 11.1%, concerned mainly HDPE (down 10.5%) due mainly to the shutdown of Porto Torres, EVA (down 20.3%) due to declining demand, as well as LLDPE (down 15.4%).

Capital expenditures
In the first half of 2009, capital expenditures in the Petrochemicals segment amounted to euro 45 million (euro 68 million in the first half of 2008) and regarded mainly plant upgrades (euro 12 million), environmental protection, safety and environmental regulation compliance (euro 12 million), upkeeping and rationalization (euro 6 million) and extraordinary maintenance (euro 4 million).

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Engineering & Construction

Key performance indicators
First Half
2008	(euro million)	2008	2009

9,176	Net sales from operations (a)		4,211	4,881
1,045	Operating profit		467	580
1,041	Adjusted operating profit		467	569
784	Adjusted net profit		368	449
2,027	Capital expenditures		977	888
16.8	Adjusted ROACE	(%)	17.1	16.1
13,860	Orders acquired		5,471	5,068
19,105	Order backlog		16,191	19,015
35,629	Employees at period end	(units)	32,184	35,119

(a)	Before elimination of intragroup sales.

Activity for the year

Among the main orders acquired in the first half of 2009 were:
  an EPC contract on behalf of the joint venture between Eni and Sonatrach for the construction of facilities for the treatment of natural gas extracted from the Menzel Ledjmet East field and from the future developments of the CAFC (Central Area Field Complex) in Algeria;
  an EPC contract on behalf of Agip KCO as part of the development programme of the Kashgagan field related to the hook-up and commissioning of offshore facilities, as well as activities to be executed in the Kuryk construction yard in Kazakhstan;
  an EPC contract on behalf of Sonatrach for the construction of the GK3-lot 3 gas pipeline that will connect various cities situated in the north-eastern region of Algeria for a total length of approximately 350 kilometers;

  an EPIC contract on behalf of Premier Oil Natuna Sea BV for the construction of two platforms and related infrastructures in the Gajah Baru offshore field in Indonesia;
  an EPC contract on behalf of Sonatrach for the construction of a marine export terminal for the future urea/ammonia plant to be built near Arzew, in Algeria.

Orders acquired in the first half of 2009 amounted to euro 5,068 million, of these projects to be carried out outside Italy represented 93%, while orders from Eni companies amounted to 29% of the total. Order backlog was euro 19,015 million at June 30, 2009 (euro 19,105 million at December 31, 2008). Projects to be carried out outside Italy represented 98% of the total order backlog, while orders from Eni companies amounted to 18% of the total.

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

First Half
(euro million)	2008	2009	Change	% Ch.

Orders acquired	5,471	5,068	(403)	(7.4)
Offshore construction	3,419	1,864	(1,555)	(45.5)
Onshore construction	1,055	2,340	1,285	..
Offshore drilling	213	331	118	55.4
Onshore drilling	784	533	(251)	(32.0)
of which:
- Eni	62	1,478	1,416	..
- Third parties	5,409	3,590	(1,819)	(33.6)
of which:
- Italy	455	369	(86)	(18.9)
- Outside Italy	5,016	4,699	(317)	(6.3)

(euro million)	Dec. 31, 2008	June 30, 2009	Change	% Ch.

Order backlog	19,105	19,015	(90)	(0.5)
Offshore construction	4,682	4,349	(333)	(7.1)
Onshore construction	9,201	9,135	(66)	(0.7)
Offshore drilling	3,759	3,804	45	1.2
Onshore drilling	1,463	1,727	264	18.0
of which:
- Eni	2,547	3,391	844	33.1
- Third parties	16,558	15,624	(934)	(5.6)
of which:
- Italy	435	294	(141)	(32.4)
- Outside Italy	18,670	18,721	51	0.3

Capital expenditures In the first half of 2009 capital expenditures in the Engineering & Construction segment (euro 888 million) mainly regarded:		(ii)	Offshore drilling: construction of the two semi-submersible rigs Scarabeo 8 and 9, the new ultra deep water drillship Saipem 12000 and the jack-up Perro Negro 6;
		(iii)	Onshore drilling: construction/development of operating structures;
(i)	Offshore: purchase of the lay barge Piper, the construction of a new pipelayer and the ultra-deep water Field Development Ship FDS2 as well as the development of a new fabrication yard in Indonesia;	(iv)	Onshore: the maintenance and upgrading of the existing asset base.

Capital expenditures	(euro million)	First Half
2008	2008	2009	Change	% Ch.

741	Offshore construction	385	370	(15)	(3.9)
48	Onshore construction	31	13	(18)	(58.1)
785	Offshore drilling	449	408	(41)	(9.1)
424	Onshore drilling	112	97	(15)	(13.4)
29	Other expenditures				..
2,027		977	888	(89)	(9.1)

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Financial review

PROFIT AND LOSS ACCOUNT

(euro million)	First Half
2008	2008	2009	Change	% Ch.

108,082	Net sales from operations (a)	55,388	42,008	(13,380)	(24.2)
728	Other income and revenues	408	501	93	22.8
(80,354)	Operating expenses	(39,506)	(31,597)	7,909	20.0
21	of which non recurring items
(124)	Other operating income (expense) (b)	69	48	(21)	(30.4)
(9,815)	Depreciation, depletion, amortization and impairments	(4,389)	(4,588)	(199)	(4.5)
18,517	Operating profit	11,970	6,372	(5,598)	(46.8)
(640)	Finance income (expense)	(130)	(219)	(89)	(68.5)
1,373	Net income from investments	869	358	(511)	(58.8)
19,250	Profit before income taxes	12,709	6,511	(6,198)	(48.8)
(9,692)	Income taxes	(5,482)	(3,361)	2,121	38.7
50.3	Tax rate (%)	43.1	51.6	8.5
9,558	Net profit	7,227	3,150	(4,077)	(56.4)
	Attributable to:
8,825	- Eni	6,758	2,736	(4,022)	(59.5)
733	- minority interest	469	414	(55)	(11.7)

(a)	From January 1, 2009 Eni adopted IFRIC 13 "Customer Loyalty Programmes" providing that the award points granted to clients within the related loyalty programmes should be accounted as a separate component of the basic transaction, evaluated at their fair value and recognized as revenues when redeemed. Prior period results have been restated accordingly.
(b)	From year 2009, the Company accounts gains and losses on non-hedging commodity derivative instruments, including both fair value re-measurement and settled transactions, as items of operating profit. Adjusted operating profit and net profit only include gains and losses associated with settled transaction, gross and net of the associated tax impact respectively. Prior period results have been restated accordingly.

Net profit
Eni’s net profit for the first half of 2009 was euro 2,736 million, a decrease of euro 4,022 million from the first half of 2008, or 59.5%, mainly due to a decline of euro 5,598 million in operating performance (down 46.8%) against the backdrop of a severe economic downturn mainly affecting the Exploration & Production division results. In addition, the Group results were affected by lower profit reported by equity-accounted entities and a higher consolidated tax rate up from 43.1% to 51.6% mainly due to recently enacted tax regulations that	introduced a one-percentage point increase in the tax rate applicable to Italian companies engaged in the energy sector and enactment of a supplemental tax rate to be added to the Italian statutory tax rate resulting in higher taxes currently payable amounting to euro 142 million, as well as the circumstance that tax gains related to an adjustment to deferred tax applicable to Italian companies and certain foreign companies, amounting to euro 1 billion were recorded in the first half 2008.

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Adjusted net profit

(euro million)	First Half
2008	2008	2009	Change	% Ch.

8,825	Net profit attributable to Eni	6,758	2,736	(4,022)	(59.5)
723	Exclusion of inventory holding (gain) loss	(783)	(52)	731
616	Exclusion of special items	(679)	(23)	656
	of which:
(21)	- non recurring items
637	- other special items	(679)	(23)	656
10,164	Eni's adjusted net profit (a)	5,296	2,661	(2,635)	(49.8)

(a)	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

Eni’s adjusted net profit amounted to euro 2,661 million, a reduction of euro 2,635 million from the first half of 2008 (down 49.8%). Adjusted net profit is calculated by excluding an inventory holding profit of euro 52 million and special gains of euro 23 million net, resulting in an overall adjustment equal to a decrease of euro 75 million.
Special items mainly related to re-measurement gains recorded on fair value evaluation of certain	non-hedging commodity derivatives and gains recorded on the divestment of certain assets in the Exploration & Production division. These gains were partly offset by impairment charges associated with certain oil & gas properties, petrochemicals plants and the goodwill recognized on marketing assets in the Refining & Marketing division as well as environmental and other risk provisions.

The breakdown of adjusted net profit by division is shown in the table below:

(euro million)	First Half
2008	2008	2009	Change	% Ch.

7,900	Exploration & Production	4,073	1,916	(2,157)	(53.0)
2,655	Gas & Power	1,659	1,485	(174)	(10.5)
521	Refining & Marketing	124	(31)	(155)	..
(323)	Petrochemicals	(162)	(209)	(47)	(29.0)
784	Engineering & Construction	368	449	81	22.0
(279)	Other activities	(114)	(100)	14	12.3
(539)	Corporate and financial companies	(139)	(466)	(327)	..
76	Impact of unrealized intragroup profit elimination (a)	(146)	31	177	..
10,795		5,663	3,075	(2,588)	(45.7)
	of which attributable to:
631	- Minority interest	367	414	47	12.8
10,164	- Eni	5,296	2,661	(2,635)	(49.8)

(a)	This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

The decline in the Group adjusted net profit mainly reflected lower results reported by:		-	The Gas & Power division (down euro 174 million, or 10.5%) was affected by a weaker operating performance (down euro 242 million, or 10.5%) as marketing and power generation volumes decreased due to lower demand that was affected by the economic slowdown, particularly in Italy. This reduction also reflected a negative impact associated with the settlement of certain non-hedging commodity derivatives resulting in a deeper loss of euro 117 million relating to amounts of gas and electricity that the Gas & Power division expects
-	The Exploration & Production division (down euro 2,157 million, or 53%) reflecting a lower operating performance (down euro 5,015 million, or 54.2%) mainly driven by lower oil and gas realizations in dollar terms (down 49.5% and 16.9%, respectively), lower sales volumes (down 5.5 million boe, or 1.8%) and higher amortization charges. These negatives were partially offset by the positive impact of the depreciation of the euro against the dollar (down 12.9%).

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

to supply at fixed prices in future periods. Under applicable accounting principles, the Company is not allowed to bring forward this derivative impact to the future reporting periods where the associated revenues are expected to be recognized. In order to assist investors in assessing this business trend, the Company discloses as an alternative measure of performance, the Gas & Power EBITDA pro-forma adjusted that is used internally to evaluate underlying performance of the Marketing business (see page 42 below). When measured against this performance indicator, the Gas & Power division reported steady results compared to the first half of 2008. The negative trends in marketing activities were partly offset by favorable trading environment. Also the results of the Regulated businesses in Italy, International transport and equity-accounted entities were lower.	The Engineering & Construction division showed an opposite trend (up euro 81 million, or 22%) reporting a better operating performance (up euro 102 million) driven by the large number of ongoing oil & gas projects that were started during the upward phase of the oil cycle.

Return On Average Capital Employed (ROACE) calculated for the 12-month period ending on June 30, 2009 was 13% which compares to 19.7% for the 12-month period ending on June 30, 2008.

Eni’s results for the first half were driven by lower oil and gas realizations in dollars (down 41.4% on average) as Brent price was down 52.7% from the first half of 2008. Eni’s realized refining margins in dollar terms were sharply lower due to a number of negative market trends. First of all, significantly compressed light-heavy crude differentials due to a reduction in heavy crude supplies from OPEC negatively affected the profitability of Eni’s complex refineries. Secondly, the Company’s refining operations have experienced in recent months rapid increases in feedstock costs that have not been recovered in full in the final prices of refined products due to weak industry fundamentals; price of middle distillates were particularly impacted. Eni’s results were supported by the depreciation of the euro against dollar (down 12.9%).

-	The Refining & Marketing division (down euro 155 million) reported an adjusted operating loss of euro 51 million, down euro 160 million from the first half of 2008, driven by sharply lower refining margin as a result of an unfavorable trading environment. This negative was partially offset by improved results reported by marketing activities in Italy.
-	The Petrochemical division reported a bigger net loss, down euro 47 million (from euro 162 million to euro 209 million) due to a deteriorating operating performance (down euro 41 million), reflecting lower demand on end-markets negatively affecting both volumes and margins.

Analysis of Profit and Loss Account Items

Net sales from operations

(euro million)	First Half
2008	2008	2009	Change	% Ch.

33,042	Exploration & Production	17,721	11,828	(5,893)	(33.3)
37,062	Gas & Power	16,971	17,468	497	2.9
45,017	Refining & Marketing	24,240	14,121	(10,119)	(41.7)
6,303	Petrochemicals	3,519	1,905	(1,614)	(45.9)
9,176	Engineering & Construction	4,211	4,881	670	15.9
185	Other activities	95	47	(48)	(50.5)
1,331	Corporate and financial companies	643	611	(32)	(5.0)
75	Impact of unrealized intragroup profit elimination		(19)	(19)	..
(24,109)	Consolidation adjustment	(12,012)	(8,834)	3,178
108,082		55,388	42,008	(13,380)	(24.2)

Eni’s net sales from operations for the first half of 2009 (euro 42,008 million) decreased by euro 13,380 million from the first half of 2008 (down 24.2%) driven by lower commodity prices in dollar terms, partly offset by the deprecation of the euro against the dollar (down 12.9%).	Revenues generated by the Exploration & Production division (euro 11,828 million) decreased by euro 5,893 million (down 33.3%) due to lower realizations in dollar terms (down 49.5% for oil and down 16.9% for gas). Eni’s oil realization (48.30 $/bbl) were supported for

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

0.79 $/bbl by the impact of certain commodity derivatives relating to the sale of 21 mmbbl in the first half of 2009 (for more details, see the comment on the Exploration & Production adjusted net profit). Net sales reduction reflected also lower production sold (down 5.5 mmboe, or 1.8%). These negatives were partly offset by the depreciation of the euro against the dollar.

Revenues generated by the Gas & Power division (euro 17,468 million) increased by euro 497 million, or 2.9%, mainly due to higher average natural gas prices related to time-lags linked to movements in energy parameters as provided in pricing contractual formulae. The increase in gas sales reflecting the contribution of the acquisition of Distrigas (up 8.53 bcm) was more than offset by lower volumes associated with the economic downturn particularly in the Italian market.

Revenues generated by the Refining & Marketing division decreased by euro 10,119 million (down 41.7%) to euro 14,121 million. The reduction was mainly driven by lower commodity prices and lower volumes sold (down 6.1%), partially offset by the depreciation of the euro against the dollar.

Revenues generated by the Petrochemical division (euro 1,905 million) decreased by euro 1,614 million (down 45.9%) from the first half 2008 due to lower sale prices (down 33% on average) and lower volumes sold (down 20.9%) associated with negative demand conditions.

Revenues generated by the Engineering & Construction division (euro 4,881 million) increased by euro 670 million (up 15.9%) from the first half 2008 due to the large number of ongoing oil & gas projects that were started during the upward phase of the oil cycle.

Operating expenses

(euro million)	First Half
2008	2008	2009	Change	% Ch.

76,350	Purchases, services and other	37,534	29,520	(8,014)	(21.4)
	of which:
(21)	- non-recurring items
761	- other special items	190	110	(80)
4,004	Payroll and related costs	1,972	2,077	105	5.3
	of which:
91	- provision for redundancy incentives	27	38	11
80,354		39,506	31,597	(7,909)	(20.0)

Operating expenses reported in the first half of 2009 decreased by euro 7,909 million to euro 31,597 million from the first half of 2008 (down 20%).

Purchases, services and other (euro 29,520 million) decreased by euro 8,014 million (down 21.4%) due to lower supply costs of oil and petrochemical feedstocks negatively affected by energy parameters, partially offset by the depreciation of the euro against the dollar.

Purchases, services and other include euro 110 million of special items, relating mainly to receivables losses, and environmental and other risk provisions. In the first half of 2008, special items amounting to euro 190 million regarded environmental and risk provisions and receivables losses.

Payroll and related costs (euro 2,077 million) increased by euro 105 million (up 5.3%) due to higher unit labor cost in Italy and outside Italy, an increase in the average number of employees outside Italy, following the consolidation of Distrigas in the Gas & Power division, as well as increased personnel in the Engineering & Construction and Exploration & Production businesses due to higher activity levels.

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Depreciation, depletion, amortization and impairments

(euro million)	First Half
2008	2008	2009	Change	% Ch.

6,678	Exploration & Production	3,046	3,262	216	7.1
797	Gas & Power	366	477	111	30.3
430	Refining & Marketing	218	197	(21)	(9.6)
117	Petrochemicals	64	48	(16)	(25.0)
335	Engineering & Construction	154	216	62	40.3
3	Other activities	1	1
76	Corporate and financial companies	35	40	5	14.3
(14)	Impact of unrealized intragroup profit elimination	(6)	(7)	(1)
8,422	Total depreciation, depletion and amortization	3,878	4,234	356	9.2
1,393	Impairments	511	354	(157)	(30.7)
9,815		4,389	4,588	199	4.5

Depreciation, depletion and amortization charges (euro 4,234 million) increased by euro 356 million, up 9.2%, mainly in the Exploration & Production division (up euro 216 million), in connection with rising development amortization charges reflecting the consolidation of assets acquired in 2008, and increased expenditures to develop new complex fields. These negatives were partly offset by the depreciation of the euro against the dollar.	Impairment charges of euro 354 million mainly regarded oil & gas properties in the Exploration & Production division due to a changed pricing environment, impairment of goodwill recognized on marketing assets in the Refining & Marketing division, as well as a number of plants in the Petrochemical division due to a worsening pricing/margin environment as a result of lower petrochemical demand and higher competitive pressure.

The breakdown of impairment charges by division is shown in the table below:

(euro million)	First Half
2008	2008	2009	Change	% Ch.

810	Exploration & Production	187	209	22	11.8
1	Gas & Power
299	Refining & Marketing	149	52	(97)	(65.1)
279	Petrochemicals	172	89	(83)	(48.3)
	Engineering & Construction	3
4	Other activities		4	4	..
1,393		511	354	(157)	(30.7)

Operating profit
The breakdown of reported operating profit by division is provided below:

(euro million)	First Half
2008	2008	2009	Change	% Ch.

16,239	Exploration & Production	9,043	4,152	(4,891)	(54.1)
4,030	Gas & Power	2,425	2,116	(309)	(12.7)
(988)	Refining & Marketing	776	287	(489)	(63.0)
(845)	Petrochemicals	(263)	(454)	(191)	(72.6)
1,045	Engineering & Construction	467	580	113	24.2
(346)	Other activities	(141)	(177)	(36)	(25.5)
(743)	Corporate and financial companies	(107)	(187)	(80)	(74.8)
125	Impact of unrealized intragroup profit elimination	(230)	55	285
18,517	Operating profit	11,970	6,372	(5,598)	(46.8)

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Adjusted operating profit
The breakdown of adjusted operating profit by division is provided below:

(euro million)	First Half
2008	2008	2009	Change	% Ch.

18,517	Operating profit	11,970	6,372	(5,598)	(46.8)
936	Exclusion of inventory holding (gains) losses	(1,078)	(65)	1,013
2,155	Exclusion of special items	579	(4)	(583)
	of which:
(21)	- non-recurring items
2,176	- other special items	579	(4)	(583)
21,608	Adjusted operating profit	11,471	6,303	(5,168)	(45.1)
	Breakdown by division:
17,222	Exploration & Production	9,252	4,237	(5,015)	(54.2)
3,564	Gas & Power	2,295	2,053	(242)	(10.5)
580	Refining & Marketing	109	(51)	(160)
(398)	Petrochemicals	(216)	(257)	(41)	19.0
1,041	Engineering & Construction	467	569	102	21.8
(244)	Other activities	(102)	(128)	(26)	(25.5)
(282)	Corporate and financial companies	(104)	(175)	(71)	(68.3)
125	Impact of unrealized intragroup profit elimination	(230)	55	285
21,608		11,471	6,303	(5,168)	(45.1)

Eni’s adjusted operating profit amounted to euro 6,303 million, a reduction of euro 5,168 million from the first half of 2008 (down 45.1%). Adjusted net profit is calculated by excluding an inventory holding profit of euro 65 million and special gains of euro 4 million net, resulting in an overall adjustment equal to a decrease of euro 69 million. This reduction is mainly due to the weaker performance recorded by the following divisions:			an alternative measure of performance, the Gas & Power EBITDA pro-forma adjusted that is used internally to evaluate underlying performance of the Marketing business (see page 42 below). When measured against this performance indicator, the Gas & Power division reported steady results compared to the first half of 2008. Negative trends in marketing activities were partly offset by favorable movements in energy parameters. Regulated Businesses in Italy and International Transport results were lower.
-	Exploration & Production (down euro 5,015 million, or 54.2%) mainly driven by lower oil and gas realizations in dollars (down 49.5% and 16.9%, respectively). Results for the period were also affected by lower production sales volumes (down 5.5 mmboe) and higher amortization charges. These negatives were partly offset by the depreciation of the euro over the dollar (approximately euro 600 million).	-	Refining & Marketing (down euro 160 million) reported an adjusted operating loss mainly driven by sharply lower refining margins as a result of an unfavorable trading environment.
		-	Petrochemicals (down euro 41 million) due to a deteriorating operating performance (down euro 257 million) reflecting lower demand on end-markets, negatively affecting both volumes and margins.
-	Gas & Power (down euro 242 million, or 10.5%) mainly due to lower results recorded by marketing activities due to a weaker gas and electricity demand, particularly in Italy. This reduction also reflected a negative impact associated with the settlement of certain non-hedging commodity derivatives resulting in a deeper loss of euro 117 million relating to amounts of gas and electricity that the Gas & Power division expects to supply at fixed prices in future periods. Under applicable accounting principles, the Company is not allowed to bring forward this derivative impact to the future reporting periods where the associated revenues are expected to be recognized. In order to assist investors in assessing this business trend, the Company discloses as
These negatives were partly offset by the better operating performance recorded by the Engineering & Construction division (up euro 102 million, or 21.8%) due to the large number of ongoing oil & gas projects that were started during the upward phase of the oil cycle.

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Finance income (expense)

(euro million)	First Half
2008	2008	2009	Change

(824)	Finance income (expense) related to net borrowings	(401)	(335)	66
(993)	Finance expense on short and long-term debt	(464)	(389)	75
87	Net interest due to banks	36	17	(19)
82	Net income from receivables and securities for non-financing operating activities	27	37	10
(427)	Income (expense) on derivatives	84	48	(36)
206	Exchange differences, net	(10)	(201)	(191)
169	Other finance income and expense	96	147	51
241	Income from equity instruments	118	172	54
99	Net income from receivables and securities for financing operating activities and interest on tax credits	54	19	(35)
(249)	Finance expense due to the passage of time (accretion discount)	(115)	(82)	33
78	Other	39	38	(1)
(876)		(231)	(341)	(110)
236	Finance expense capitalized	101	122	21
(640)		(130)	(219)	(89)

In the first half of 2009, net finance expenses increased by euro 89 million to euro 219 million from the first half of 2008 mainly due to deeper exchange rate losses and lower gains recognized in connection with fair value evaluation through profit and loss of certain derivative instruments on exchange rates (from euro 84 million recorded in the first half of 2008 to euro 48 million in the first half of 2009). These negatives were partly offset by lower finance charges on finance debt due to lower interest rates on both euro-denominated	(down 3 percentage points) and dollar loans (down 2 percentage points).
The main financial gain related to the contractual remuneration of 9.4% on the 20% interest in OAO Gazprom Neft, calculated until April 24, 2009, when Gazprom paid for the call option exercised on April 7, 2009. The gain also included the recover of certain financing collateral expenses and other charges for a total amount of euro 172 million ($229 million at the exchange rate of the payment date).

Net income from investments
The table below sets forth the breakdown of net income from investments by division for the first half of 2009:

First Half of 2009	(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Group

Share of gains (losses) from equity-accounted investments	(5)	154	39	17	205
Dividends	110	8	16	2	136
Net gains on disposal				10	10
Other income (expense), net	7				7
	112	162	55	29	358

Net income from investments amounted to euro 358 million and related to: (i) Eni’s share of profit of entities accounted for with the equity method (euro 205 million), mainly in the Gas & Power and Refining & Marketing divisions; (ii) dividends received by entities accounted for at cost (euro 136 million), mainly related to Nigeria LNG Ltd.
The decrease of euro 511 million from the first half of	2008 related to lower profit and dividends from equity or cost-accounted entities in the Gas & Power and Exploration & Production segments driven by unfavorable market and price trends, as well as the circumstance that in 2008 a net gain of euro 187 million on the divestment of interests was recorded in the Engineering & Construction segment.

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

The table below sets forth a breakdown of net income/loss from investments for the periods presented:

(euro million)	First Half
2008	2008	2009	Change

640	Share of gains (losses) from equity-accounted investments	411	205	(206)
510	Dividends	270	136	(134)
217	Net gains on disposal	187	10	(177)
6	Other income (expense), net	1	7	6
1,373		869	358	(511)

Income taxes

(euro million)	First Half
2008	2008	2009	Change

	Profit before income taxes
1,894	Italy	3,133	2,062	(1,071)
17,356	Outside Italy	9,576	4,449	(5,127)
19,250		12,709	6,511	(6,198)
	Income taxes
313	Italy	406	1,007	601
9,379	Outside Italy	5,076	2,354	(2,722)
9,692		5,482	3,361	(2,121)
	Tax rate (%)
16.5	Italy	13.0	48.8	35.8
54.0	Outside Italy	53.0	52.9	(0.1)
50.3		43.1	51.6	8.5

Income taxes were euro 3,361 million, down euro 2,121 million, or 38.7%, mainly reflecting lower income taxes currently payable by subsidiaries in the Exploration & Production division operating outside Italy due to lower taxable profit. This impact was partly offset by increased taxes currently payable by Italian subsidiaries. This increase related to:		in 2008 a number of tax gains were recorded for a total amount of euro 1 billion, due to adjustment to deferred taxation relating to certain changes in the tax rules: (i) a gain amounting to euro 537 million was recorded following enactment of Law Decree No. 112 of June 25, 2008 (converted into Law No. 133/2008) requesting energy companies in Italy to state inventories of hydrocarbons at the weighted-average cost for tax purposes and to recognize a one-off tax calculated by applying a special rate of 16% on the difference between the amount of year end inventories of oil, gas and refined products stated at the weighted-average cost with respect to the previous tax base of inventories based on the last-in-first-out method of inventory accounting; (ii) application of the Italian Budget Law for 2008 that provided an increase in limits whereby carrying amounts of assets and liabilities of consolidated subsidiaries can be recognized for tax purposes by paying a one-off tax calculated by applying a special rate of 6% rate resulting in a net positive impact of euro 290 million in the profit and loss 2008; (iii) finally a gain amounting to euro 173 million was recorded in 2008 related to a renewed tax framework in Libya regarding oil companies whereby the tax base of the Company’s Libyan oil properties has been reassessed resulting in the partial utilization of previously accrued deferred tax liabilities.
-	a supplemental tax rate introduced by an Italian law that enacted the treaty of friendship between the Italian Republic and Libya. This supplemental tax rate is applicable to taxable income of such individual companies that engage in the exploration and production of hydrocarbons, where fixed assets, including both tangible and intangible assets and investments dedicated to oil and gas operations exceed 33% of their respective items in the balance sheet, also having a market capitalization in excess of euro 20 billion. In the first half of 2009, this supplemental tax rate resulted in an increased income taxes currently payable amounting to euro 142 million;
-	a one-percentage point increase in the tax-rate applicable to Italian companies engaged in the energy sector, pursuant to Law Decree No. 112 of June 25, 2008.
Furthermore, the comparison between the firth half 2009 and 2008 is influenced by the circumstance that

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Adjusted tax rate, calculated as ratio of income taxes to net profit before taxes on an adjusted basis, was 52.1% (52.5% in the first half of 2008).	Minority interest Minority interest’s share of profit was euro 414 million and related mainly to Snam Rete Gas SpA (euro 118 million) and Saipem SpA (euro 300 million).

Divisional performance1

Exploration & Production (a)

(euro million)	First Half
2008	2008	2009	Change	% Ch.

16,239	Operating profit	9,043	4,152	(4,891)	(54.1)
983	Exclusion of special items:	209	85
989	- asset impairments	310	220
4	- gains on disposals of assets		(167)
8	- provision for redundancy incentives	2	5
(18)	- re-measurement gains/losses on commodity derivatives	(102)	27
	- other	(1)
17,222	Adjusted operating profit	9,252	4,237	(5,015)	(54.2)
70	Net finance income (expense) (b)	32	83	51
609	Net income (expense) from investments (b)	263	113	(150)
(10,001)	Income taxes (b)	(5,474)	(2,517)	2,957
55.9	Tax rate (%)	57.3	56.8	(0.5)
7,900	Adjusted net profit	4,073	1,916	(2,157)	(53.0)
	Results also include:
7,488	amortizations and depreciations	3,233	3,471	238	7.4
	of which:
2,057	exploration expenditures	1,056	920	(136)	(12.9)
1,577	- amortizations of exploratory drilling expenditure and other	806	770	(36)	(4.5)
480	- amortizations of geological and geophysical exploration expenses	250	150	(100)	(40.0)

(a)	From January 1, 2009, results of the gas storage business are reported within the Gas & Power segment reporting unit following restructuring of Eni’s regulated gas businesses in Italy. Prior period results have been restated accordingly.
(b)	Excluding special items.

In the first half of 2009, the Exploration & Production division reported an adjusted operating profit of euro 4,237 million, a decrease of euro 5,015 million from the first half of 2008, down 54.2%, mainly driven by lower oil and gas realizations in dollars (down 49.5% and 16.9%, respectively). Results for the period were also affected by lower production sales volumes (down 5.5 mmboe) and higher amortization charges taken in connection with development activities. These negatives were partly offset by the depreciation of the euro over the dollar (approximately euro 600 million).

Special charges excluded by the adjusted operating profit amounted to euro 85 million and comprised impairments of oil & gas properties mainly due to a revision of the commodity price scenario, gains on the divestment of certain exploration and production assets as part of the agreements signed with Suez as well as the re-measurement gains recorded on fair value evaluation of the ineffective portion of certain cash flow hedges.

Liquids and gas realizations decreased on average by 41.4% in dollar terms to 42.83 $/bbl in the first half of 2009, driven by lower oil prices (Brent declined by 52.7% in the first half of 2009).
Eni’s average oil realizations were increased by 0.79 $/bbl in the first half, due to the settlement of certain commodity derivatives relating to the sale of 21 mmbbl. This was part of a derivative transaction the Company entered into to hedge exposure to variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period, decreasing to 58.7 mmbbl by end of June 2009. These hedging transactions were undertaken in connection with the acquisition of oil and gas assets in Congo

_______________

(1)	For a detailed explanation of adjusted operating profit and net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

and in the Gulf of Mexico that were executed in 2007. Excluding this impact, liquid realizations would have been $47.51 per barrel in the first half of 2009.
Eni’s average gas realizations decreased by 16.9% in the first	half of 2009, showing a slower pace of decline due to time lags between movements in oil prices and their effect on gas prices as provided by pricing formulae (up 3.8% in the first quarter; down 35.4% in the second quarter).

First Half
Liquid	2008	2009

Sales volumes	(mmbbl)	182.6	187.0
Sales volumes hedged by derivatives (cash flow hedge)		23.0	21.0
Average realized price per barrel, excluding derivatives	($/bbl)	101.41	47.51
Realized gains (losses) on derivatives		(5.70)	0.79
Average realized price per barrel		95.71	48.30

Gas & Power (a)

(euro million)	First Half
2008	2008	2009	Change	% Ch.

4,030	Operating profit	2,425	2,116	(309)	(12.7)
(429)	Exclusion of inventory holding (gains) losses	(138)	294
(37)	Exclusion of special items:	8	(357)
12	- environmental provisions	14	17
1	- assets impairments
7	- gains on disposals of assets		(5)
20	- provisions for redundancy incentives	7	8
(74)	- re-measurement gains/losses on commodity derivatives	(11)	(377)
(3)	- other	(2)
3,564	Adjusted operating profit	2,295	2,053	(242)	(10.5)
1,309	Marketing	1,106	987	(119)	(10.8)
1,732	Regulated business in Italy	933	859	(74)	(7.9)
523	International transport	256	207	(49)	(19.1)
(3)	Net finance income (expense) (b)	(8)	(12)	(4)
420	Net income (expense) from investments (b)	233	162	(71)
(1,326)	Income taxes (b)	(861)	(718)	143
33.3	Tax rate (%)	34.2	32.6	(1.6)
2,655	Adjusted net profit	1,659	1,485	(174)	(10.5)

(a)	From January 1, 2009, results of the gas storage business are reported within the Gas & Power segment reporting unit, within the regulated businesses results, following restructuring of Eni regulated gas businesses in Italy. As of that date, the results of the regulated businesses in Italy therefore include results of the Transport, Distribution, Re-gasification and Storage activities in Italy. Prior period results have been restated accordingly. Results of the Power Generation activities are reported within the Marketing business as it is ancillary to the latter.
(b)	Excluding special items.

In the first half of 2009 the Gas & Power division reported adjusted operating profit of euro 2,053 million, a decrease of euro 242 million, or 10.5% from the first half of 2008, mainly due to lower results recorded by marketing activities (down euro 119 million, or 10.8%) due to a weaker gas and electricity demand, particularly in Italy. This reduction also reflected a negative impact associated with the settlement of certain non-hedging commodity derivatives resulting in a deeper loss of euro 117 million relating to amounts of gas and electricity that the Gas & Power division expects to supply at fixed prices in future periods. Under applicable accounting principles,	the Company is not allowed to bring forward this derivative impact to the future reporting periods where the associated revenues are expected to be recognized. In order to assist investors in assessing this business trend, the Company discloses as an alternative measure of performance, the Gas & Power EBITDA pro-forma adjusted that is used internally to evaluate underlying performance of the Marketing business (see page 42 below). When measured against this performance indicator, the Gas & Power division reported steady results compared to the first half of 2008.

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Regulated Businesses in Italy and International Transport results were lower.

Special items excluded from the adjusted operating profit amounted to euro 357 million (euro 368 million gains reported by the marketing business and euro 11 million charges reported by the regulated businesses in Italy) and mainly regarded the re-measurement gains recorded on fair value evaluation of certain non-hedging commodity derivatives (euro 377 million) in marketing activities, environmental provisions and redundancy incentives.

Adjusted net profit for the first half of 2009 was euro 1,485 million, declining by euro 174 million from the first half of 2008 (down 10.5%) due to a weaker operating performance, as well as lower earnings reported by equity-accounted entities, partly offset by lower taxes currently payable.

Marketing
The marketing business reported adjusted operating profit of euro 987 million for the first half of 2009, a decrease of euro 119 million, or 10.8%, from the first half of 2008 driven by lower sales volumes reported by consolidated subsidiaries as a result of the economic downturn that particularly hit the Italian market where volumes were down 26.1%. This reduction also reflected a negative impact associated with the settlement of certain non-hedging commodity derivatives resulting in a deeper loss of euro 117 million relating to amounts of gas and electricity that the Gas & Power division expects to supply at fixed prices in future periods. Under applicable accounting principles, the Company is not allowed to bring forward this derivative impact to the future reporting periods where the associated revenues are expected to be recognized. In order to assist investors in assessing this business trend, the Company discloses as an alternative measure of performance, the Gas & Power EBITDA pro-forma adjusted that is used internally to evaluate underlying performance of the Marketing business (see the table below). When measured against this performance indicator, the Gas & Power division reported steady results compared to the first half of 2008.
These negatives were partly offset by the positive trend results associated with favorable movements in energy parameters and the circumstance that certain operating expenses were incurred a year ago particularly related to a claim filed by the Authority for Electricity and Gas which reverted application of a favorable tariff regime on electricity productions.

Regulated businesses in Italy
Regulated businesses in Italy reported adjusted operating profit of euro 859 million for the first half of 2009, down euro 74 million, or 7.9%, from the same period of 2008 due to weaker results reported by Transport activities (down euro 58 million), caused by a decline in gas demand in Italy, and by the Distribution business (down euro 25 million) which recorded a negative trend mainly driven by the impact of a new tariff mechanism set by the Authority for electricity and gas which provided for elimination of the commodity component of the tariff resulting in a revenue profile that is largely unaffected by seasonal swings in volumes of gas distributed.
The Storage business reported adjusted operating profit of euro 126 million, a slight increase from the first half of 2008 (euro 117 million).

International Transport
This business reported adjusted operating profit of euro 207 million for the first half of 2009, represented a decrease of euro 49 million from the first half of 2008 mainly due to the recognition of the costs incurred to repair and restore to full capacity the underwater TMPC pipeline that was damaged in an accident occurred in December 2008.

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)	First Half
2008	2008	2009	Change	% Ch.

4,310	Pro-forma adjusted EBITDA	2,583	2,541	42	(1.6)
2,271	Marketing	1,534	1,558	(24)	1.6
119	of which: +/(-) adjustment on commodity derivatives	(2)	160
1,284	Regulated businesses in Italy	680	644	36	(5.3)
755	International transport	369	339	30	(8.1)

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to	adjusted operating profit which is also modified to take into account certain impacts associated with derivative instruments as discussed below. This performance

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

indicator include adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain affiliates which are accounted for under the equity method for IFRS purposes.
The EBITDA of Snam Rete Gas is included according to Eni’s share of equity (55.58% as of June 30, 2009, which takes into account the amount of own shares held in treasury by the subsidiary itself) although being fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its status of listed company. Also results of Italgas SpA and Stoccaggi Gas SpA are included according to the same share of equity as Snam Rete Gas due to the closing of the restructuring deal which involved Eni’s regulated business in the Italian gas sector whereby the parent company Eni SpA divested the entire share capital of the two subsidiaries to Snam Rete Gas.
In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the marketing business has been modified to take into account the impact of the	settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. Those are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices in future periods. The impact of those derivatives is allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized.
Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power division taking account of evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided with the intent to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

(euro million)	First Half
2008	2008	2009	Change	% Ch.

(988)	Operating profit	776	287	(489)	(63.0)
1,199	Exclusion of inventory holding (gains) losses	(816)	(467)
369	Exclusion of special items	149	129
	of which:
(21)	Non-recurring items
390	Other special items:	149	129
76	- environmental provisions	6	22
299	- asset impairments	149	52
13	- gains on disposals of assets		1
	- risk provisions		15
23	- provisions for redundancy incentives	6	8
(21)	- re-measurement gains/losses on commodity derivatives		31
	- other	(12)
580	Adjusted operating profit	109	(51)	(160)	..
1	Net finance income (expense) (a)
174	Net income (expenses) from investments (a)	64	39	(25)
(234)	Income taxes (a)	(49)	(19)	30
31.0	Tax rate (%)	28.3		..
521	Adjusted net profit	124	(31)	(155)	..

(a)	Excluding special items.

The Refining & Marketing division reported adjusted operating loss of euro 51 million for the first half of 2009, a decrease of euro 160 million from the first half of 2008. The reduction was mainly driven by sharply lower refining margin as a result of an unfavorable	trading environment. Marketing activities delivered an improved operating performance reflecting market share gains posted by the Italian retailing activities supported by effective marketing campaigns and pricing initiatives, partly offset by lower marketed

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

volumes on both wholesale markets in Italy and retail European markets affected by a weak demand.

Special charges excluded from adjusted operating profit amounted to euro 129 million for the first half of 2009 and mainly related to impairment of goodwill recognized on marketing assets acquired in Central-Eastern Europe, capital expenditure for the period on assets impaired in previous reported years, as well as environmental and other risk provisions and re-measurement losses recorded on fair value evaluation of certain not hedging commodity derivatives.

Adjusted net loss for the first half of 2009 was euro 31 million (down euro 155 million) mainly due to a lower operating performance (down euro 160 million) and decreased profits reported by equity-accounted entities. These negatives were partly offset by lower income taxes.

Petrochemicals

(euro million)	First Half
2008	2008	2009	Change	% Ch.

(845)	Operating profit	(263)	(454)	(191)	(72.6)
166	Exclusion of inventory holding (gains) losses	(124)	108
281	Exclusion of special items:	171	89
278	- asset impairments	172	89
(5)	- gains on disposals of assets
8	- provisions for redundancy incentives		3
	- re-measurement gains/losses on commodity derivatives		(3)
	- other	(1)
(398)	Adjusted operating profit	(216)	(257)	(41)	(19.0)
1	Net finance income (expense) (a)
(9)	Net income (expenses) from investments (a)	2		(2)
83	Income taxes (a)	52	48	(4)
(323)	Adjusted net profit	(162)	(209)	(47)	(29.0)

(a)	Excluding special items.

The Petrochemical division reported an adjusted operating loss of euro 257 million for the first half of 2009, a decrease of euro 41 million from the first half of 2008 reflecting lower demand on end-markets, negatively affecting both volumes and margins.

Special charges excluded from adjusted operating loss of euro 89 million related mainly to impairment of assets, in particular the Sicily and Porto Marghera plants for the production of olefins, aromatics and polyethylene, due to an expected unfavorable trading environment in terms of margins/volumes, affected by lower petrochemical products demand and higher competitive pressures, in connection with new available capacity in the Middle-East.

Engineering & Construction

(euro million)	First Half
2008	2008	2009	Change	% Ch.

1,045	Operating profit	467	580	113	24.2
(4)	Exclusion of special items:		(11)
(4)	- gains on disposals of assets		(1)
	- re-measurement gains/losses on commodity derivatives		(10)
1,041	Adjusted operating profit	467	569	102	21.8
1	Net finance income (expense) (a)
49	Net income (expenses) from investments (a)	26	19	(7)
(307)	Income taxes (a)	(125)	(139)	(14)
28.1	Tax rate (%)	25.4	23.6	(1.8)
784	Adjusted net profit	368	449	81	22.0

(a)	Excluding special items.

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

In the first quarter of 2009, the Engineering & Construction division reported an adjusted operating profit increasing by euro 102 million, or 21.8%, to euro 569 million, reflecting a better performance recorded in particular in: (i) the offshore construction due to better contractual conditions; (ii) offshore drilling due to higher activity levels of the Scarabeo 3 as well as of	the Perro Negro 3 and 7 jack-ups and a Tender Assisted Drilling Barge; (iii) onshore construction due to a better operating performance.

Adjusted net profit was euro 449 million, up euro 81 million from the first half of 2008 due to a better operating performance, partly offset by higher income taxes.

Other activities

(euro million)	First Half
2008	2008	2009	Change	% Ch.

(346)	Operating profit	(141)	(177)	(36)	(25.5)
102	Exclusion of special items:	39	49
101	- environmental provisions	28	45
5	- asset impairments	2	4
(14)	- gains on disposals of assets		(2)
4	- risk provision	20	(4)
4	- provisions for redundancy incentives	1	2
2	- other	(12)	4
(244)	Adjusted operating profit	(102)	(128)	(26)	(25.5)
(39)	Net financial income (expense) (a)	(12)	28	40
4	Net income (expense) from investments (a)
(279)	Adjusted net profit	(114)	(100)	14	12.3

(a)	Excluding special items.

Corporate and financial companies

(euro million)	First Half
2008	2008	2009	Change	% Ch.

(743)	Operating profit	(107)	(187)	(80)	(74.8)
461	Exclusion of special items:	3	12	9
120	- environmental provisions
(9)	- gains on disposals of assets
28	- provisions for redundancy incentives	11	12
52	- re-measurement gains/losses on commodity derivatives	1
270	- other	(9)
(282)	Adjusted operating profit	(104)	(175)	(71)	(68.3)
(671)	Net financial incomes (expenses) (a)	(142)	(318)	(176)
5	Net income (expenses) from investments (a)
409	Income taxes (a)	107	27	(80)
(539)	Adjusted net profit	(139)	(466)	(327)	..

(a)	Excluding special items.

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

NON-GAAP measure
Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives, and exchange rate differences are excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate of 34% is applied to finance charges and income (33% in previous reporting periods).
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances;

or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives, including the ineffective portion of cash flow hedges.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of abovementioned derivative financial instruments, excluding commodity derivatives, and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

(euro million)

First Half 2009	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	4,152	2,116	287	(454)	580	(177)	(187)	55	6,372
Exclusion of inventory holding (gains) losses		294	(467)	108					(65)

Exclusion of special items:
- environmental charges		17	22			45			84
- asset impairments	220		52	89		4			365
- gains on disposal of assets	(167)	(5)	1		(1)	(2)			(174)
- risk provisions			15			(4)			11
- provision for redundancy incentives	5	8	8	3		2	12		38
- re-measurement gains/losses on commodity derivatives	27	(377)	31	(3)	(10)				(332)
- other						4			4

Special items of operating profit	85	(357)	129	89	(11)	49	12		(4)

Adjusted operating profit	4,237	2,053	(51)	(257)	569	(128)	(175)	55	6,303
Net finance (expense) income (a)	83	(12)				28	(318)		(219)
Net income from investments (a)	113	162	39		19				333
Income taxes (a)	(2,517)	(718)	(19)	48	(139)		27	(24)	(3,342)

Tax rate (%)	56.8	32.6	..		23.6				52.1
Adjusted net profit	1,916	1,485	(31)	(209)	449	(100)	(466)	31	3,075

of which:
- adjusted net profit of minority interest									414
- Eni’s adjusted net profit									2,661

Eni reported net profit									2,736

Exclusion of inventory holding (gains) losses									(52)
Exclusion of special items									(23)

Eni’s adjusted net profit									2,661

(a)	Excluding special items.

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

(euro million)

First Half 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	9,043	2,425	776	(263)	467	(141)	(107)	(230)	11,970
Exclusion of inventory holding (gains) losses		(138)	(816)	(124)					(1,078)

Exclusion of special items:
- environmental charges		14	6			28			48
- asset impairments	310		149	172		2			633
- risk provisions						20			20
- provision for redundancy incentives	2	7	6			1	11		27
- re-measurement gains/losses on commodity derivatives	(102)	(11)					1		(112)
- other	(1)	(2)	(12)	(1)		(12)	(9)		(37)

Special items of operating profit	209	8	149	171		39	3		579

Adjusted operating profit	9,252	2,295	109	(216)	467	(102)	(104)	(230)	11,471
Net finance (expense) income (a)	32	(8)				(12)	(142)		(130)
Net income from investments (a)	263	233	64	2	26				588
Income taxes (a)	(5,474)	(861)	(49)	52	(125)		107	84	(6,266)

Tax rate (%)	57.3	34.2	28.3		25.4				52.5
Adjusted net profit	4,073	1,659	124	(162)	368	(114)	(139)	(146)	5,663

of which:
- adjusted net profit of minority interest									367
- Eni’s adjusted net profit									5,296

Eni reported net profit									6,758

Exclusion of inventory holding (gains) losses									(783)
Exclusion of special items									(679)

Eni’s adjusted net profit									5,296

(a)	Excluding special items.

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

(euro million)

2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	16,239	4,030	(988)	(845)	1,045	(346)	(743)	125	18,517
Exclusion of inventory holding (gains) losses		(429)	1,199	166					936

Exclusion of special items
of which:
Non-recurring (income) charges			(21)						(21)
Other special (income) charges:	983	(37)	390	281	(4)	102	461		2,176
- environmental charges		12	76			101	120		309
- asset impairments	989	1	299	278		5			1,572
- gains on disposals of assets	4	7	13	(5)	(4)	(14)	(9)		(8)
- risk provisions						4			4
- provision for redundancy incentives	8	20	23	8		4	28		91
- re-measurement gains/losses on commodity derivatives	(18)	(74)	(21)				52		(61)
- other		(3)				2	270		269

Special items of operating profit	983	(37)	369	281	(4)	102	461		2,155

Adjusted operating profit	17,222	3,564	580	(398)	1,041	(244)	(282)	125	21,608
Net finance (expense) income (a)	70	(3)	1	1	1	(39)	(671)		(640)
Net income from investments (a)	609	420	174	(9)	49	4	5		1,252
Income taxes (a)	(10,001)	(1,326)	(234)	83	(307)		409	(49)	(11,425)

Tax rate (%)	55.9	33.3	31.0		28.1				51.4
Adjusted net profit	7,900	2,655	521	(323)	784	(279)	(539)	76	10,795

of which:
- adjusted net profit of minority interest									631
- Eni's adjusted net profit									10,164

Eni's reported net profit									8,825

Exclusion of inventory holding (gains) losses									723
Exclusion of special items:									616
- non-recurring (income) charges									(21)
- other special (income) charges									637

Eni's adjusted net profit									10,164

(a)	Excluding special items.

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Breakdown of special items

First Half
2008	(euro million)	2008	2009

(21)	Non-recurring charges (income)
	of which:
(21)	- provisions and utilizations against on antitrust proceedings and regulations
2,176	Other special charges (income):	579	(4)
309	environmental charges	48	84
1,572	asset impairments	633	365
(8)	gains on disposal of assets		(174)
4	risk provisions	20	11
91	provision for redundancy incentives	27	38
(61)	re-measurement gains/losses on commodity derivatives	(112)	(332)
269	other	(37)	4
2,155	Special items of operating profit	579	(4)
(239)	Net income from investments	(185)	(8)
	of which, gain on divestment of:
(185)	- GTT (Gaztransport et Technigaz sas)	(185)
(1,402)	Income taxes	(1,175)	(11)
	of which:
(270)	tax impact pursuant to Law Decree No. 112 of June 25, 2008 for Italian subsidiaries:	(537)	(27)
(176)	- on inventories	(443)
(94)	- on deferred taxes	(94)	(27)
(290)	tax impact pursuant Budget Law 2008 for Italian subsidiaries	(290)
	adjustment to deferred tax for Italian subsidiaries
(173)	adjustment to deferred tax for Libyan assets	(173)
(46)	other special items	(40)
(623)	taxes on special items of operating profit	(135)	16
514	Total special items of net profit	(781)	(23)
	attributable to:
(102)	- Minority interest	(102)
616	- Eni	(679)	(23)

Breakdown of impairment

(euro million)	First Half
2008	2008	2009	Change

1,349	Asset impairment	511	331	(180)
44	Goodwill impairment		23	23
1,393	Sub total	511	354	(157)
179	Impairment losses of receivables equivalent to fixed assets	122	11	(111)
1,572	Impairment	633	365	(268)

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

SUMMARIZED GROUP BALANCE SHEET

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s	capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(euro million)
Dec. 31, 2008	June 30, 2009	Change

Fixed assets
Property, plant and equipment	59,255	61,199	1,944
Other assets
Inventories - compulsory stock	1,196	1,607	411
Intangible assets	7,697	8,365	668
Equity-accounted investments and other investments	5,881	6,044	163
Receivables and securities held for operating purposes	1,219	1,204	(15)
Net payables related to capital expenditures	(787)	(548)	239
	74,461	77,871	3,410
Net working capital
Inventories	6,082	5,477	(605)
Trade receivables	16,444	13,139	(3,305)
Trade payables	(12,590)	(10,634)	1,956
Tax payables and provision for net deferred tax liabilities	(5,323)	(4,345)	978
Provisions	(9,506)	(9,225)	281
Other current assets and liabilities:
Equity instruments	2,741		(2,741)
Other (b)	(4,544)	(2,821)	1,723
	(6,696)	(8,409)	(1,713)
Provisions for employee post-retirement benefits	(947)	(966)	(19)
Net assets held for sale including related net borrowings	68	68
CAPITAL EMPLOYED, NET	66,886	68,564	1,678
Shareholders' equity:
- Eni shareholder's equity	44,436	46,684	2,248
- Minority interest	4,074	3,525	(549)
	48,510	50,209	1,699
Net borrowings	18,376	18,355	(21)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	66,886	68,564	1,678

(a)	For a reconciliation to the statutory balance sheet see the paragraph "Reconciliation of summarized group balance sheet and summarized group cash flow statement to statutory schemes".
(b)	Include receivables and securities for financing operating activities for euro 582 million at June 30, 2009 (euro 410 million at December 31, 2008) and securities covering technical reserves of Eni's insurance activities for euro 269 million at June 30, 2009 (euro 302 million at December 31, 2008).

At June 30, 2009, net capital employed totaled euro 68,564 million, representing an increase of euro 1,678 million from December 31, 2008.

Fixed assets
Fixed assets amounted to euro 77,871 million, representing an increase of euro 3,410 million from December 31,

2008, reflecting capital expenditures incurred in the period (euro 6,844 million) and recognition of the share of goodwill associated with the buy-out of the Distrigas minorities (euro 903 million), partly offset by depreciation, depletion, amortization and impairment charges (euro 4,588 million).

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

The item Intangible assets included among fixed assets, increased by euro 668 million mainly due to the completion of the Distrigas acquisition whereby goodwill increased by Distrigas minorities’ share of goodwill (euro 903 million) following the buyout, thus increasing the total amount of goodwill recognized on the acquisition to euro 2,148 million. In order to test the recoverability of its carrying amount, the Distrigas goodwill has been allocated to the group of cash generating unit forming the European gas market cash generating unit that is expected to benefit from synergies of the acquisition.

The item Investments comprises a 60% interest in Artic Russia BV amounting to euro 895 million. As of the balance sheet date Artic Russia held 100% interest in three Russian companies acquired on April 4, 2007 in partnership with Enel (Eni 60%, Enel 40%), following award of a bid for Lot 2 in the Yukos liquidation procedure. The three companies – OAO Arctic Gas, OAO Urengoil and OAO Neftegaztechnologiya – engage in exploration and development of gas reserves. Eni and Enel granted to Gazprom a call option to acquire a 51% interest in the three companies to be exercisable by Gazprom within 24 months from the acquisition date. On May 15, 2009 the two partners signed a preliminary agreement with Gazprom regarding the call option arrangement. On June 5, 2009 the parties signed the relevant binding agreement. Total cash consideration from this transaction is anticipated to amount to $1.5 billion (Eni’s share being $900 million) and will be paid by Gazprom in two tranches: (i) the first one is due on the transfer of the shares and is expected to occur in the third quarter of 2009 with the transaction effective from the same date; (ii) the second tranche is due by end of the first quarter of 2010. As a result of the transaction, Eni’s interest in OOO SeverEnergia will be equal to 29.4%.

Net working capital
At June 30, 2009, net working capital amounted to a negative euro 8,409 million, representing a decrease of euro 1,713 million from December 31, 2008, mainly due to the divestment of a 20% interest in OAO Gazprom Neft with a carrying amount of euro 2,741 million following exercise of a call option by Gazprom on April 7, 2009. The 20% interest in Gazprom Neft was acquired by Eni on April 4, 2007 as part of a bid procedure for the assets of bankrupt Russian company Yukos. The exercise price of the call option is equal to the bid price ($3.7 billion) as adjusted by subtracting dividends distributed and adding the contractual yearly remuneration of 9.4% on the capital employed and financing collateral expenses. Total cash consideration amounting to euro 3,070 million

($4.06 billion, increasing to approximately euro 3.16 billion or $4.2 billion when including the 2008 dividend) was paid by Gazprom on April 24, 2009.

The reduction reflected also: (i) a decrease of euro 605 million reported in oil and petroleum products inventories due to the impact of sharply lower oil and product prices on the evaluation of inventories on the basis of the weighted-average cost method. As of June 30, 2009 also underlying gas inventories decreased; however management expects to re-build up gas volumes in inventory by end of the year; (ii) a reduction of euro 1,349 million in the balance between trade receivables and payables, reflecting lower sales driven by lower commodity prices.

These changes have been partly offset by the following increases:

(i)	a reduction was reported in the item Other liabilities (down euro 1,723 million) associated with the cancellation of the put option awarded to Publigaz SCRL in 2008 as accounted in Eni 2008 financial statements (euro 1,495 million) following Publigaz tendering its 31.25% share in Distrigas to Eni as part of Eni’s mandatory buy-out of Distrigas minorities. This put option was carried at the same price provided in the public tender offer.
This impact has been partially compensated by a negative change amounting to euro 274 million (from a negative euro 28 million as of December 31, 2008, to a negative euro 465 million as of June 30, 2009; or from euro 28 million to euro 302 million, net of taxes) in fair value of certain derivative instruments Eni entered into to hedge exposure to variability in future cash flows deriving from the sale in the 2008/2011 period of approximately 2% of Eni’s proved reserves as of December 31, 2006 corresponding to 125.7 mmboe, decreasing to 58.7 mmboe as of end of June 2009 due to transactions settled in the first half. These hedging transactions were undertaken in connection with acquisitions of oil and gas assets in the Gulf of Mexico and Congo in 2007. The effective portion of changes in fair value of these hedges is recognized directly in equity, whilst the ineffective portion is recognized in profit and loss (time value);
(ii)	a reduction was finally recorded in tax payables and provision for net deferred tax liabilities (down euro 978 million) due to the payment of the balance of income taxes by Italian subsidiaries occurred in June, partly offset by income taxes accrued for the first half.

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 34% effective from January 1, 2009 (33% in previous reporting periods). The capital invested as of period-end	used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect. ROACE by division is determined as the ratio between adjusted net profit and net average capital invested pertaining to each division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the division specific tax rate).

Calculated on a 12-month period ending on June 30, 2009	(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	5,743	2,481	366	8,207
Exclusion of after-tax finance expenses/interest income	-	-	-	243
Adjusted net profit unlevered	5,743	2,481	366	8,450
Adjusted capital employed, net:
- at the beginning of period	22,763	21,017	9,466	60,454
- at the end of period	30,489	23,614	8,539	70,018
Adjusted average capital employed, net	26,626	22,316	9,003	65,236
Adjusted ROACE (%)	21.6	11.1	4.1	13.0

Calculated on a 12-month period ending on June 30, 2008	(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	7,468	3,085	183	10,605
Exclusion of after-tax finance expenses/interest income	-	-	-	325
Adjusted net profit unlevered	7,468	3,085	183	10,930
Adjusted capital employed, net:
- at the beginning of period	20,872	19,257	5,775	51,418
- at the end of period	22,763	20,892	8,490	59,282
Adjusted average capital employed, net	21,818	20,075	7,133	55,350
Adjusted ROACE (%)	34.2	15.4	2.6	19.7

Calculated on a 12-month period ending on December 31, 2008	(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	7,900	2,655	521	10,795
Exclusion of after-tax finance expenses/interest income	-	-	-	335
Adjusted net profit unlevered	7,900	2,655	521	11,130
Adjusted capital employed, net:
- at the beginning of period	23,826	21,333	7,675	59,194
- at the end of period	30,362	22,273	8,260	67,609
Adjusted average capital employed, net	27,094	21,803	7,968	63,402
Adjusted ROACE (%)	29.2	12.2	6.5	17.6

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Net borrowings and leverage

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including	minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)	Dec. 31, 2008	June 30, 2009	Change

Total debt	20,837	19,873	(964)
Short-term debt	6,908	5,682	(1,226)
Long-term debt	13,929	14,191	262
Cash and cash equivalents	(1,939)	(1,340)	599
Securities held for non-operating purposes	(185)	(107)	78
Financing receivables for non-operating purposes	(337)	(71)	266
Net borrowings	18,376	18,355	(21)
Shareholders' equity including minority interest	48,510	50,209	1,699
Leverage	0.38	0.37	(0.01)

Net borrowings at June 30, 2009 amounted to euro 18,355 million, a decrease of euro 21 million from December 31, 2008.

Total debt amounted to euro 19,873 million, of which euro 5,682 million were short-term (including the portion of long-term debt due within 12 months for euro 1,208 million) and euro 14,191 million were long-term.

Ratio of net borrowings to shareholders equity including minority interest – leverage – decreased to 0.37at June 30, 2009 from 0.38 as of December 31, 2008.

Comprehensive income

(euro million)	First Half
2008	2009

Net profit (loss)	7,227	3,150
Other items of comprehensive income:
Foreign currency translation differences	(1,312)	(443)
Change in the fair value of available-for-sale securities	2
Change in the fair value of cash flow hedge derivatives	(2,890)	(465)
Share of " Other comprehensive income" on equity-accounted entities		2
Taxation	1,139	191
Other comprehensive income	(3,061)	(715)

Total comprehensive income	4,166	2,435
Attributable to:
- Eni	3,713	2,035
- minority interest	453	400

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Changes in shareholders’ equity

(euro million)

Shareholders' equity at December 31, 2008		48,510
Total comprehensive income	2,435
Dividends paid to Eni shareholders	(2,355)
Dividends paid by consolidated subsidiaries to minorities	(258)
Acquisition of Distrigas minorities	(1,146)
Cancellation of Distrigas put option	1,495
Share capital increase subscribed by Snam Rete Gas minorities	1,542
Other changes	(14)
Total changes		1,699
Shareholders' equity at June 30, 2009		50,209
Attributable to:
- Eni		46,684
- Minority interest		3,525

The Group’s equity including minorities increased by euro 1,699 million to euro 50,209 million, reflecting: (i) comprehensive income for the period (euro 2,435 million); (ii) closing of the mandatory public takeover bid on the minorities of Distrigas which determined an increase in shareholders’ equity due to the cancellation of the put option awarded to Publigaz SCRL in 2008 (euro 1,495 million); (iii) the Snam Rete Gas’ share capital increase subscribed by minorities for euro 1,542 million. These increases were offset by the payment of the balance dividend for fiscal year 2008 to Eni shareholders (euro 2,355	million) as well as dividend payment from certain consolidated subsidiaries to minorities (euro 258 million mainly relating to Saipem and Snam Rete Gas), the elimination of the book value, including their respective share of profit for the period, of the Distrigas minorities who tendered their shares to the public offer (euro 1,146 million) and other negative changes (approximately euro 700 million net of the related tax effects) associated with currency translation differences and losses on fair value evaluation of certain cash flow hedges taken to reserve.

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

SUMMARIZED GROUP CASH FLOW STATEMENT AND CHANGE IN NET BORROWINGS

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for	the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Summarized Group cash flow statement (a)

(euro million)	First Half
2008	2009	Change

Net profit	7,227	3,150	(4,077)
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
- amortization and depreciation and other non monetary items	3,874	3,956	82
- net gains on disposal of assets	(207)	(165)	42
- dividends, interest, taxes and other changes	5,262	3,197	(2,065)
Net cash generated from operating profit before changes in working capital	16,156	10,138	(6,018)
Changes in working capital related to operations	(1,150)	2,038	3,188
Dividends received, taxes paid, interest (paid) received during the period	(5,056)	(4,555)	501
Net cash provided by operating activities	9,950	7,621	(2,329)
Capital expenditures	(6,759)	(6,844)	(85)
Investments and purchase of consolidated subsidiaries and businesses	(1,949)	(2,214)	(265)
Disposals	473	3,275	2,802
Other cash flow related to capital expenditures, investments and disposals	581	(513)	(1,094)
Free cash flow	2,296	1,325	(971)
Borrowings (repayment) of debt related to financing activities	(1,829)	470	2,299
Changes in short and long-term financial debt	2,110	(1,323)	(3,433)
Dividends paid and changes in minority interests and reserves	(3,158)	(1,071)	2,087
Effect of changes in consolidation and exchange differences	(15)		15
NET CASH FLOW FOR THE PERIOD	(596)	(599)	(3)

Change in net borrowings

(euro million)	First Half
2008	2009	Change

Free cash flow	2,296	1,325	(971)
Net borrowings of acquired companies
Net borrowings of divested companies
Exchange differences on net borrowings and other changes	624	(233)	(857)
Dividends paid and changes in minority interests and reserves	(3,158)	(1,071)	2,087
CHANGE IN NET BORROWINGS	(238)	21	259

(a)	For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of summarized Group balance sheet and statement of cash flows statement to statutory schemes".

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Main cash inflows for the first half of 2009 were: (i) net cash provided by operating activities (euro 7,621 million); (ii) cash proceeds of euro 3,070 million associated with the divestment of a 20% interest in Gazprom Neft following exercise of a call option agreement by Gazprom, plus the collection of the dividend for fiscal year 2008 by same Gazprom Neft for euro 91 million; (iii) the subscription by Snam Rete Gas minorities of a share capital increase amounting to euro 1,542 million; (iv) cash proceeds of euro 205 million mainly associated with the divestment of certain non strategic assets in the Exploration & Production division, following 2008 agreements signed with Suez.
These funds were used to meet cash requirements associated with: (i) capital expenditures of euro 6,844	million; (ii) execution of a mandatory takeover bid on the Distrigas minorities, including the squeeze-out procedure for a total cash consideration of euro 2,045 million; (iii) payment of the balance dividend for the fiscal year 2008 to Eni shareholders (euro 2,355 million) as well as dividend payment to minorities (euro 258 million, mainly relating to Snam Rete Gas and Saipem). Net borrowings decreased by euro 21 million to euro 18,355 million from December 31, 2008.

Disposals related mainly to the divestment of certain exploration and production assets as part of the agreements signed with Suez in 2008.

Capital expenditures

(euro million)	First Half
2008	2008	2009	Change	% Ch.

9,281	Exploration & Production	4,364	4,907	543	12.4
2,058	Gas & Power	969	751	(218)	(22.5)
965	Refining & Marketing	350	217	(133)	(38.0)
212	Petrochemicals	68	45	(23)	(33.8)
2,027	Engineering & Construction	977	888	(89)	(9.1)
52	Other activities	14	14
95	Corporate and financial companies	36	22	(14)	(38.9)
(128)	Impact of unrealized profit in inventory	(19)		19
14,562		6,759	6,844	85	1.3

In the first half of 2009 capital expenditures amounted to euro 6,844 million (euro 6,759 million in the first half 2008), of which 86% related to Exploration & Production, Gas & Power and Refining & Marketing divisions and concerned mainly:		-	Upgrading of the fleet used in the Engineering & Construction division (euro 888 million).
-	Development activities (euro 3,651 million) deployed mainly in Kazakhstan, Egypt, Congo, the United States, Italy and Angola;	Investments and purchase of consolidated subsidiaries and businesses (euro 2,214 million) mainly related to the completion of the Distrigas acquisition.
Disposals (euro 3,275 million) mainly related to the divestment of a 20% interest in Gazprom Neft following exercise on April 7, 2009 of the call option by Gazprom (euro 3,070 million). The exercise price of the call option is equal to the bid price ($3.7 billion) as adjusted by subtracting dividends distributed and adding the contractual yearly remuneration of 9.4% on the capital employed and financing collateral expenses. Other disposals related to non strategic oil & gas properties following agreements signed with Suez for a cash consideration of euro 160 million.
Dividends paid and changes in minority interests and reserves amounting to euro 1,071 million mainly related to the payment of the balance dividend for the fiscal year 2008 to Eni shareholders (euro 2,355 million) as well as dividend payment to minorities (euro 258 million, mainly relating to Snam Rete Gas and Saipem), partly offset by the subscription by Snam Rete Gas minorities of a share capital increase amounting to euro 1,542 million.
-	Exploratory projects (euro 732 million) of which 96% was spent outside Italy, primarily in Libya, the United States, Egypt, and Indonesia;
-	The purchase of proved and unproved properties for euro 477 million related mainly to gas assets purchased from Quicksilver Resources Inc and to the extension of mineral rights in Egypt following the agreement signed in May 2009;
-	Development and upgrading of Eni’s natural gas transport network in Italy (euro 400 million) and distribution network (euro 144 million), as well as development and increase of storage capacity (euro 132 million);
-	Projects aimed at improving the conversion capacity and flexibility of refineries (euro 135 million), as well as building and upgrading service stations in Italy and outside Italy (euro 65 million);

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Reconciliation of summarized Group balance sheet and statement of cash flows to statutory schemes

Summarized Group balance sheet

(euro million)	Dec. 31, 2008	June 30, 2009

Items of summarized Group balance sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the condensed consolidated interim financial statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Fixed assets
Property, plant and equipment			59,255		61,199
Other assets
Inventories - compulsory stock			1,196		1,607
Intangible assets			7,697		8,365
Equity-accounted investments and other investments			5,881		6,044
Receivables and securities held for operating activities	(see Note 2 and Note 8)		1,219		1,204
Net payables related to capital expenditures, made up of:			(787)		(548)
Receivables related to capital expenditures/disposals	(see Note 2)	149		96
Receivables related to capital expenditures/disposals	(see Note 10)	780		783
Payables related to capital expenditures	(see Note 12)	(1,716)		(1,427)
Payables related to capital expenditures	(see Note 14)
Total fixed assets			74,461		77,871
Net working capital
Inventories			6,082		5,477
Trade receivables	(see Note 2)		16,444		13,139
Trade payables	(see Note 12)		(12,590)		(10,634)
Tax payables and provisions for net deferred tax liabilities, made up of:			(5,323)		(4,345)
Income tax payables		(1,949)		(1,121)
Other tax payables		(1,660)		(2,165)
Deferred tax liabilities		(5,784)		(5,303)
Other tax liabilities	(see Note 13)	(254)		(76)
Current tax assets		170		321
Other current tax assets		1,130		939
Deferred tax assets		2,912		2,948
Other tax assets	(see Note 10)	112		112
Provisions			(9,506)		(9,225)
Other current assets and liabilities:
Equity instruments			2,741
Other, made up of:			(4,544)		(2,821)
Securities held for operating purposes	(see Note 1)	310		282
Receivables for operating purposes	(see Note 2)	402		569
Other receivables	(see Note 2)	4,805		4,764
Other (current) assets		1,870		1,898
Other receivables and other assets	(see Note 10)	989		837
Advances, other payables	(see Note 12)	(6,209)		(6,256)
Other (current) liabilities		(3,863)		(2,234)
Other payables and other liabilities	(see Note 14)	(2,848)		(2,681)
Total net working capital			(6,696)		(8,409)
Provisions for employee post-retirement benefits			(947)		(966)
Net assets held for sale including related net borrowings, made up of:			68		68
Assets held for sale		68		68
CAPITAL EMPLOYED, NET			66,886		68,564

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

continued Summarized Group balance sheet

(euro million)	Dec. 31, 2008	June 30, 2009

Items of summarized Group balance sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the condensed consolidated interim financial statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

CAPITAL EMPLOYED, NET			66,886		68,564
Shareholders' equity including minority interest			48,510		50,209
Net borrowings
Total debt, made up of:			20,837		19,873
Long-term debt		13,929		14,191
Current portion of long-term debt		549		1,208
Short-term financial liabilities		6,359		4,474
less:
Cash and cash equivalents			(1,939)		(1,340)
Securities held for non-operating purposes	(see Note 1)		(185)		(107)
Financing receivables for non-operating purposes, made up of:			(337)		(71)
Trade receivables held for non-operating purposes	(see Note 2)	(337)		(71)
Total net borrowings (a)			18,376		18,355
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			66,886		68,564

(a)	For details on net borrowings see also Note No. 15 to the condensed consolidated interim financial statements.

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Summarized Group cash flow statement
(euro million)

First Half 2008	First Half 2009

Items of summarized cash flow statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Net profit		7,227		3,150
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
Depreciation, depletion and amortization and other non monetary items:		3,874		3,956
- depreciation, depletion and amortization	3,878		4,234
- net impairments (write-ups)	(95)		(376)
- net changes in provisions	103		83
- net changes in the provisions for employee benefits	(12)		15
Net gains on disposal of assets		(207)		(165)
Dividends, interest, income taxes and other changes:		5,262		3,197
- dividend income	(270)		(136)
- interest income	(293)		(268)
- interest expense	377		296
- exchange differences	(34)		(56)
- income taxes	5,482		3,361
Cash generated from operating profit before changes in working capital		16,156		10,138
Changes in working capital related to operations:		(1,150)		2,038
- inventory	(1,222)		197
- trade and other receivables	154		3,533
- other assets	(3)		(98)
- trade and other payables	(102)		(1,551)
- other liabilities	23		(43)
Dividends received, taxes paid, interest (paid) received during the period:		(5,056)		(4,555)
- dividend received	409		336
- interest received	166		259
- interest paid	(308)		(245)
- income taxes paid	(5,323)		(4,905)
Net cash provided by operating activities		9,950		7,621
Capital expenditures:		(6,759)		(6,844)
- tangible assets	(5,584)		(6,059)
- intangible assets	(1,175)		(785)
Acquisition of investments and businesses:		(1,949)		(2,214)
- investments	(232)		(140)
- consolidated subsidiaries and businesses	(1,717)		(29)
- acquisition of additional interests in subsidiaries			(2,045)
Disposals:		473		3,275
- tangible assets	41		50
- intangible assets			146
- investments	432		3,079
Other cash flow related to capital expenditures, investments and disposals:		581		(513)
- securities	(164)		(7)
- financing receivables	(2,393)		(771)
- change in payables and receivables relating to investments and capitalized depreciation	845		(251)
reclassification: purchase of securities and financing receivables for non-operating purposes	1,992		13
- disposal of securities	106		128
- disposal of financing receivables	332		819
- change in payables and receivables	26		39
reclassification: disposal of securities and financing receivables held for non-operating purposes	(163)		(483)
Free cash flow		2,296		1,325

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

continued Summarized Group cash flow statement

(euro million)	First Half 2008	First Half 2009

Items of summarized cash flow statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Free cash flow		2,296		1,325
Borrowings (repayment) of debt related to financing activities		(1,829)		470
reclassification: purchase of securities and financing receivables held for non-operating purposes	(1,992)		(13)
reclassification: sale of securities and financing receivables held for non-operating purposes	163		483
Changes in short and long-term finance debt:		2,110		(1,323)
- proceeds from long-term finance debt	2,636		3,232
- payments of long-term finance debt	(3,332)		(2,487)
- increase (decreases) in short-term finance debt	2,806		(2,068)
Dividends paid and changes in minority interests and reserves:		(3,158)		(1,071)
- net capital contributions/payments by/to minority shareholders	10		1,542
- dividends paid by Eni to shareholders	(2,551)		(2,355)
- dividends paid to minority interest	(224)		(258)
- net repurchase of treasury shares	(379)
- treasury shares repurchased by consolidated subsidiaries	(14)
Effect of changes in consolidation area and exchange differences:		(15)
- effect of exchange differences	(15)
CHANGE IN CASH AND CASH EQUIVALENTS		(596)		(599)

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

RISK FACTORS AND UNCERTAINTIES

Foreword
The main risks that the Company is facing and actively monitoring and managing are the following: (i) the market risk deriving from exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s operations may not be available; (iv) the country risk in the upstream business; (v) the operational risk; (vi) the possible evolution of the Italian gas market; (vii) the specific risks deriving from exploration and production activities.
Financial risks are managed in respect of guidelines defined by the parent company, targeting to align and coordinate Group companies policies on financial risks.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of conducting finance, treasury and risk management operations based on separate entities: the parent company’s (Eni SpA) finance department, Eni Coordination Center and Banque Eni, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk and Eni Trading & Shipping that has the mandate to manage and monitor solely commodity derivative contracts. In particular Eni SpA and Eni Coordination Center manage subsidiaries’ financing requirements in and outside of Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative financial contracts are managed by the parent company as well as the activity of trading certificates according to the European Union Emission Trading Scheme. The commodity risk is managed by each business unit with Eni Trading & Shipping ensuring the negotiation of hedging derivatives. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to changes in exchange rates and interest rates and to manage exposure to commodity prices fluctuations. Eni does not enter into derivative transactions on a speculative basis. The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk be performed on the basis of maximum tolerable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’s finance departments define maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates, pooling Group companies risk positions. Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni’s Group companies minimize such kinds of market risks. With regard to the commodity risk, Eni’s policies and guidelines define rules to manage this risk aiming at the optimization of core activities and the

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

pursuing of preset targets of industrial margins. The maximum tolerable level of risk exposure is pre-defined in terms of value at risk in connection with trading and commercial activities, while the strategic risk exposure to commodity prices fluctuations – i.e. the impact on the Group’s business results deriving from changes in commodity prices – is monitored in terms of value-at risk, albeit not hedged in a systematic way. Accordingly, Eni evaluates the opportunity to mitigate its commodity risk exposure by entering into hedging transactions in view of certain acquisition deals of oil and gas reserves as part of the Group’s strategy to achieve its growth targets or ordinary asset portfolio management. The Group controls commodity risk with a maximum value-at-risk limit awarded to each business unit. Hedging needs from business units are pooled by Eni Trading & Shipping which also manages its own risk exposure. The three different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly in the U.S. dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro (translation risk). Generally, an appreciation of the U.S. dollar versus the euro has a positive impact on Eni’s results of operations, and viceversa. Eni’s foreign exchange risk management policy is to minimize economic and transactional exposures arising from foreign currency movements. Eni does not undertake any hedging activity for risks deriving from translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance departments which match opposite positions within Group companies, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The VAR techniques are based on variance/covariance parametric models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of the Group’s companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice-versa. Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable margins. In order to accomplish this, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

of estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with	a 95% confidence level and a one-day holding period. The following table shows amounts in terms of value at risk, recorded in the first half of 2009 (compared with full year 2008) relating to interest rate and exchange rate risks in the first section, and commodity risk in the second section. Var values are stated in U.S. dollars, the currency used in oil products markets.

(Exchange and value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2008	First Half 2009

(euro million)	High	Low	Avg.	At period end	High	Low	Avg.	At period end

Interest rate	12.31	0.73	4.17	6.54	6.85	2.96	4.32	2.99
Exchange rate	1.48	0.09	0.48	0.47	0.87	0.07	0.43	0.43

(Value at risk - historic simulation method: 1 day; confidence level: 95%)

2008	First Half 2009

($ million)	High	Low	Avg.	At period end	High	Low	Avg.	At period end

Area oil, products	46.48	3.44	19.88	5.43	24.83	4.74	13.64	8.84
Area Gas & Power (*)	67.04	24.38	43.53	32.07	47.14	28.01	37.87	44.57

(*)	Amounts relating to the Gas & Power business also include Distrigas' contribution, following acquisition.

Credit risk
Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterparty can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques that establish counterparty limits and systems to monitor exposure against limits and report regularly on those exposures. Specifically, credit risk exposure to multi-business clients and exposures higher than the limit set at euro 4 million are closely monitored. Monitoring activities do not include retail clients and public administrations. The assessment methodology assigns a score to individual clients based on publicly available financial data and capital, profitability and liquidity ratios. Based on those scores, an internal credit rating is assigned to each counterparty who is accordingly allocated to its proper	risk category. The Group risk categories are comparable to those prepared by the main rating agencies on the marketplace. The Group’s internal ratings are also benchmarked against ratings prepared by a specialized external source.
With regard to risk arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by the primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance departments, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions. Those are the sole Group entities entitled to be party to a financial transactions due to the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis. Exceptional market conditions have forced the Group to adopt contingency plans and under certain

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover. Counterparties have been also selected on a more stringent criteria particularly in transactions on derivatives instruments and with maturity longer than a three-month period. Eni has not experienced material non-performance by any counterparty. As of December 31, 2008 and June 30, 2009, Eni had no significant concentrations of credit risk.

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the market place as to be unable to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact the Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt. The Group capital structure is set according to the Company’s industrial targets and within the limits established by the Company’s Board of Directors who are responsible for prescribing the maximum ratio of debt to total equity and minimum ratio of medium and long term debt to total debt as well as fixed rate medium and long term debt to total medium and long term debt. In spite of ongoing tough credit market conditions resulting in higher spreads to borrowers, the Company has succeeded in maintaining access to a wide range of funding at competitive rates through the capital markets and banks. The actions implemented as part of Eni’s financial planning have enabled the Group to maintain access to the credit market particularly via the issue of commercial paper also targeting to increase the flexibility of funding facilities. In particular in the first half of 2009, Eni issued bonds addressed to institutional investor and to the retail market for euro 1.5 billion and euro 2 billion, respectively. The above mentioned actions aimed at ensuring availability of suitable sources of funding to fulfill short term commitments and due obligations also preserving the necessary financial flexibility to support the Group’s development plans. In doing so, the Group has pursued an efficient balance of finance debt in terms of maturity and composition leveraging on the structure of its lines of credit particularly the committed ones. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.

As of June 30, 2009, Eni maintained short term committed and uncommitted unused borrowing facilities of euro 11,703 million, of which euro 2,378 million were committed, and long term committed unused borrowing facilities of euro 3,950 million. These facilities were under interest rates that reflected market conditions. Fees charged for unused facilities were not significant.

Eni has in place a programme for the issuance of Euro Medium Term Notes up to euro 10 billion, of which euro 7,738 million were drawn as of June 30, 2009.

The Group has debt ratings of AA- and A-1+ respectively for the long (outlook stable) and short-term debt assigned by Standard & Poor’s and Aa2 and P-1 (outlook negative) assigned by Moody’s.

The tables below summarize the Group main contractual obligations for finance debt repayments, including expected payments for interest charges, and trade and other payables maturities.

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Current and non-current finance debt

Maturity year

(euro million)	2010	2011	2012	2013	2014	2015 and thereafter	Total

Non current debt	1,208	2,197	790	2,605	1,691	6,908	15,399
Current financial liabilities	4,474	-	-	-	-	-	4,474
	5,682	2,197	790	2,605	1,691	6,908	19,873
Interest on finance debt	642	520	495	458	372	845	3,332

Trade and other payables

Maturity year

(euro million)	2010	2011 and thereafter	Total

Trade payables	10,634	-	10,634
Advances, other payables	7,683	54	7,737
	18,317	54	18,371

In addition to finance debt and trade payables presented in the financial statements, the Group has in place a number of contractual obligations arising in the normal course of the business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations are certain arrangements to purchase goods or services that are enforceable and legally binding and that specify all significant terms. Such arrangements include non-cancelable, long-term contractual obligations to secure access to supply and transport of natural gas, which include take-or-pay clauses whereby the Company obligations consist of off-taking minimum quantities of product or service	or paying the corresponding cash amount that entitles the Company to off-take the product in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors and on the basis of the long-term market scenarios used by Eni for planning purposes to minimum take and minimum ship quantities.

The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

Expected payments by period under contractual obligations and commercial commitments

Maturity year

(euro million)	2010	2011	2012	2013	2014	2015 and thereafter	Total

Operating lease obligations (1)	945	1,330	1,135	710	588	1,152	5,860
Decommissioning liabilities (2)	213	149	100	268	137	9,271	10,138
Environmental liabilities	341	458	300	240	182	249	1,770
Purchase obligations (3)	19,383	12,694	12,845	12,326	12,336	138,494	208,078
Gas
Natural gas to be purchased in connection with take-or-pay contracts	17,292	11,904	12,027	11,559	11,578	132,916	197,276
Natural gas to be transported in connection with ship-or-pay contracts	800	536	540	520	519	2,586	5,501
Other take-or-pay and ship-or-pay obligations	146	136	120	114	106	800	1,422
Other purchase obligations (4)	1,145	118	158	133	133	2,192	3,879
Other obligations	6	3	3	2	2	138	154
of which:
- Memorandum of intent relating to Val d’Agri	6	3	3	2	2	138	154
	20,888	14,634	14,383	13,546	13,245	149,304	226,000

(1)	Operating leases primarily regarded assets for drilling activities, time charter and long term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(2)	Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(3)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(4)	Mainly refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the U.S.

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects at December 31, 2008. Capital expenditures are considered to be committed	when the project has received the appropriate level of internal management approval. Such costs are included in the amounts shown.

Capital expenditure commitments

Maturity year

(euro million)	2009	2010	2011	2012	2013 and subsequent years	Total

Committed on major projects	4,938	3,831	2,697	1,837	9,856	23,159
Other committed projects	5,147	4,342	3,186	2,389	9,846	24,910
	10,085	8,173	5,883	4,226	19,702	48,069

Country risk
Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American. At December 31, 2008, approximately 80% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from countries outside the EU and North America. In 2008, approximately 70% of Eni’s domestic supply of natural gas came from such countries. Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such countries, and to have access to oil and gas reserves. Further risks related to the activity undertaken in these countries, are represented by: (i) lack of well established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets, changes in unilateral contractual clauses reducing value of Eni’s assets; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is unpredictable, it is possible that they can have a material adverse impact on Eni’s financial condition and results of operations. Eni periodically monitors political, social and economic risks of approximately 60 countries where it has invested, or, with regard to upstream projects evaluation, where Eni is planning to invest in order to assess returns of single projects based also on the evaluation of each country’s risk profile. Country risk is mitigated in accordance with guidelines on risk management defined in the procedure "Project risk assessment and management". In the most recent years, unfavorable developments in the regulatory	framework, mainly regarding tax issues, have been implemented or announced also in EU countries and in North America.

Operational risk
Eni’s business activities conducted in and outside of Italy are subject to a broad range of laws and regulations, including specific rules concerning oil and gas activities currently in force in countries in which it operates. In particular, those laws and regulations require the acquisition of a license before exploratory drilling may commence and compliance with health, safety and environment standards. Environmental laws impose restrictions on the types, quantities and concentration of various substances that can be released into the environment and on discharges to surface and subsurface water. In particular Eni is required to follow strict operating practices and standards to protect biodiversity when exploring for, drilling and producing oil and gas in certain ecologically sensitive locations (protected areas). Breach of environmental, health and safety laws exposes employees to criminal and civil liability and in the case of violation of certain rules regarding safety on the workplace also companies can be liable as provided for by a general EU rule on businesses liability due to negligent or willful conduct on part of their employees as adopted in Italy with Law Decree No. 231/2001.
Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations and expenses and liabilities that Eni may incur in relation to compliance with environmental, health and safety laws and regulations are expected to remain material to the group’s results of operations or financial position in future years. Recently enacted regulation of safety and health of the workplace in Italy will impose a new array of obligations to the Company operations, particularly regarding contractors. New regulation

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

prescribe that a company adopts certified operational and organizational systems whereby the Company can discharge possible liabilities due to a violation of health and security standards on condition that adopted operational systems and processes worked properly and were effective.
Eni has adopted guidelines for assessing and managing health, safety and environmental (HSE) risks, with the objective of protecting Eni’s employees, the populations involved in its activity, contractors and clients, and the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions. The ongoing process for identifying, evaluating and managing HSE operations in each phase of the business activity is performed through the adoption of procedures and effective pollution management systems tailored on the peculiarities of each business and industrial site and on steady enhancement of plants and process. Additionally, coding activities and procedures on operating phases allow to reduce the human component in the plant risk management. Operating emergencies that may have an adverse impact on the assets, people and the environment are managed by the business units for each site. These units manage the HSE risk through a systematic way that involves having emergency response plans in place with a number of corrective actions to be taken that minimize damage in the event of an incident. In the case of major crisis, Divisions/Entities are assisted by the Eni Unit of Crisis to deal with the emergency through a team which has the necessary training and skills to coordinate in a timely and efficient manner resources and facilities. The integrated management system on health, safety and environmental matters is supported by the adoption of Eni’s Model of HSE operations in all the Division and companies of Eni Group. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle, also subject to audits by internal and independent experts. Major refining and petrochemical facilities of Eni are certified to international environmental standards, such as ISO 14001, OHSAS 18001 and EMAS. Eni provides a program of specific training and development for HSE staff in order to:
(i) Promote the execution of behaviors consistent with guidelines.	(ii) Drive people’s learning growth process by developing professionalism, management and corporate culture.
(iii) Support management knowledge and control of HSE risks.

Possible evolution of the Italian gas market
Legislative Decree No. 164/2000 opened the Italian natural gas market to competition, impacting on Eni’s activities, as the company is engaged in all the phases of the natural gas chain. The opening to competition was achieved through the enactment of certain antitrust thresholds on volumes input into the national transport network and on volumes sold to final customers. These enabled new competitors to enter the Italian gas market, resulting in declining selling margins on gas. Other material aspects regarding the Italian gas sector regulation are the regulated access to natural gas infrastructure (transport backbones, storage fields, distribution networks and LNG terminals), the Code adopted by the Authority for Electricity and Gas on the issue of unbundling which forbids a controlling entity from interfering in the decision-making process of its subsidiaries running gas transport and distribution infrastructures and the circumstance that the Authority for Electricity and Gas is entrusted with certain powers in the matters of natural gas pricing and in establishing tariffs for the use of natural gas infrastructures. Particularly, the Authority for Electricity and Gas holds a general surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for supply of natural gas to residential and commercial users consuming less than 200,000 cm per year (qualified as non eligible customers at December 31, 2002 as defined by Legislative Decree No. 164/2000) taking into account the public goal of containing the inflationary pressure due to rising energy costs. Accordingly, decisions of the Authority on these matters may limit the ability of Eni to pass an increase in the cost of fuels onto final consumers of natural gas. As a matter of fact, following a complex and lengthy administrative procedure started in 2004 and finalized in March 2007 with Resolution No. 79/2007, the Authority finally established a new indexation mechanism for updating the raw material cost component in supplies to residential and commercial users consuming less than 200,000 cubic meters per year, establishing, among other things: (i) that an increase in the international price of Brent crude oil is only partially transferred to residential and commercial users of natural gas in

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

case international prices of Brent crude oil exceed the 35 dollars per barrel threshold; and (ii) that Italian natural gas importers – including Eni – must renegotiate wholesale supply contracts in order to take account of this new indexation mechanism.
Also certain provisions of law may limit the Company’s ability to set commercial margins. Specifically, Law Decree No. 112 enacted in June 2008 forbids energy companies like Eni to pass to prices to final customers higher income taxes incurred in connection with a supplemental tax rate of 5.5 percentage points introduced by the same decree on energy companies with a yearly turnover in excess of euro 25 million. The Authority for Electricity and Gas is in charge of monitoring compliance with the rule. The Authority has subsequently established with a set of resolutions that energy companies have to adopt effective operational and monitoring systems certified by the Company CEO in order to prevent unlawful increases in final prices of gas.
In order to meet the medium and long-term demand for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. These contracts which contain take-or-pay clauses will ensure total supply volumes of approximately 62.4 bcm/y of natural gas to Eni by 2010 (excluding take-or-pay volumes coming from the Distrigas acquisition which will be destined to supply the Belgian market). Despite the fact that an increasing portion of natural gas volumes purchased under said contracts is planned to be marketed outside Italy, management believes that in the long-term unfavorable trends in the Italian demand and supply for natural gas, also taking into account the start-up of new import capacity to the Italian market by Eni and third parties as well as implementation of all publicly announced plans for the construction of new import infrastructures (backbone upgrading and new LNG terminals), and developments within the Italian regulatory framework, represent risk factors for the ability of the Company to meet its contractual obligations in connection with its take-or-pay supply contracts. Particularly, should natural gas demand in Italy grow at a lower pace than management expectations, also in view of the expected build-up of natural gas supplies to the Italian market, the Company could face a further increase in competitive pressure on the Italian gas market resulting in a negative impact on its selling margins, taking account of Eni’s gas availability under take-or-pay supply contracts and risks in executing its expansion plans to grow sales volumes in European markets.	Specific risks associated with the exploration and production of oil and natural gas
The exploration and production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil or natural gas fields. Exploratory activity involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. Developing and marketing hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commerciality, sanctioning a development project and building and commissioning related facilities. As a consequence, rates of return of such long lead-time projects are exposed to the volatility of oil and gas prices and the risk of an increase in developing and lifting costs, resulting in lower rates of return. This set of circumstances is particularly important to those projects intended to develop reserves located in deep water and harsh environments, where the majority of Eni’s planned and ongoing projects is located.

Main trends and uncertainties
affecting the second half of the year
The current economic downturn and the associated reduction in industrial output have triggered a steep decline in global demand for oil, gas, and refinery and petrochemicals products leading to significantly lower international prices. In recent months, oil prices have recovered part of the losses accumulated so far; however it is still uncertain whether this recovery marks the beginning of a more stable trend due to the persistence of weak fundamentals.
Accordingly, under the present circumstances it is difficult to forecast the timing of a recovery in energy demand and international commodity prices. As long as demand and commodity prices remain at current levels, Eni’s results of operations and liquidity in all of its business segments will continue being negatively affected. The Engineering & Construction segment is the sole showing resilience in terms of profitability and order backlog in the current business climate.
In addition to global uncertainties, operating results in the Exploration & Production business segment will be affected by future decisions on part of OPEC to maintain

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

current production quotas and the possible evolution of the security issue in West Africa.
The Gas & Power business segment has been particularly hit by the gas demand slowdown that has affected the key consumption sectors of industrial customers and power generation (down 21% and 45%, respectively). Demand for power has also been impacted by the downturn (down 8% from the first half 2008). The persistence of weak fundamentals on the demand side, coupled with a projected increase in supplies to the domestic market associated with ongoing plans for capacity upgrading and certain governmental measures intended to release amounts of gas at discounted prices, are expected to negatively affect gas selling margins. Also in this weak environment, there is a risk that the Company might be unable to fulfill its minimum take contractual obligations with respect to its gas supply contracts and be forced to pay in advance its suppliers. The Company would then uplift the pre-paid gas in later years along with a recovery in gas demand. The Company intends to implement a number of actions to preserve the profitability of the gas marketing business. The main initiatives are designed to focus on the most profitable customer segments, offer innovative pricing formulas, improve the quality standards of services to clients and reduce selling costs, service costs and costs of other business support activities.
Falling demand for refined and petrochemical products has negatively affected the performance of the Company’s Refining & Marketing and Petrochemicals business segments which both reported operating losses on an adjusted basis in the first half of 2009. Should the business environment fail to improve in the second part of the year, the profitability in these segments would continue on a negative trend. Particularly, Eni’s refining	margins have been affected in the first half of the year by the following negative trends: (i) declining market prices for refined products due to weak demand; (ii) the rapid increases in feedstock costs that the Company has been unable to pass on to final prices, absent a recovery in industry fundamentals as occurred in recent months; (iii) narrowing market price differentials between heavy and light crudes due to a reduction in heavy crude supplies on the back of OPEC cuts which has negatively affected the profitability of Eni’s complex refineries. Under the current circumstances, the company does not expect a reversal in these unfavorable business trends at least in the short-term.
Eni’s petrochemicals operations are materially exposed to the cyclicality in demand for petrochemicals products reflecting the highly commoditized features of the bulk of Eni’s products. Management has been pursuing a number of initiatives designed to reduce fixed operating expenses and to realign the industrial set-up of Eni’s petrochemicals operations with a view at enhancing areas of competitive advantage. In spite of all this, the achievement of the operating break-even in this segment depends on a global recovery in the economy that is uncertain at least in the short term.
In the second half of the year, developments in certain pending legal proceedings may have a significant impact on the Company’s results. Currently, the Company believes that losses from those proceedings are either not probable or not reasonably quantifiable. The above referenced legal proceedings are discussed in this interim consolidated financial statements under the heading "Guarantees, commitments and risks", in the paragraph (i) and (ii) of the section "Civil and administrative proceedings", (ii) of the section "Antitrust" and (i) of the section "Court Inquiries".

Contents

ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

OUTLOOK

Taking into account the current economic downturn, Eni assumes Brent oil prices of 48 $/bbl for the full year 2009 and weaker European demand for natural gas and fuels. Key business trends for the year are expected to be the following:		-	Refining throughputs on Eni’s account: are expected to increase slightly from 2008 (actual throughputs in 2008 were 35.84 mmtonnes) reflecting improved performance at certain plants;
-	Hydrocarbon production: the Company confirms that its oil and gas production will grow versus last year (1,797 kboe/d in 2008). As stated in April at the Q1, we continue to believe that our guidance of a 2% growth rate for 2009 when excluding the impact of OPEC cuts, is appropriate due to lower than anticipated gas demand, rescheduling of certain projects in order to capture the expected downturn in costs and the impact of unplanned facility downtime, particularly in West Africa. These declines will be offset by new field start-ups and continuing production ramp-up in the Company’s core regions, namely the US and Congo;	-	Retail sales of refined products in Italy and the rest of Europe: are expected to decrease from 2008 (12.03 mmtonnes in 2008, excluding the impact of the divestment of marketing activities in the Iberian Peninsula that was executed late in 2008) due to weak demand for fuels forecast in the main European markets, whilst it is anticipated that continuing marketing efforts and pricing initiatives on the Italian market will yield positive results in terms of both share and marketed volumes.
-	Worldwide natural gas sales: are forecasted to remain unchanged from 2008 levels (actual sales volumes in 2008 were 104.23 bcm) and the planned growth rate for the year has been revised down due to the continued impact of the economic downturn. Sales volumes will be underpinned by the contribution of the Distrigas acquisition and marketing activities designed to strengthen the market share and customers base in target European markets;	In 2009, management expects a slight decrease in capital expenditure versus 2008 (euro 14.56 billion in 2008).
Capital expenditure will be directed mainly to the development of oil and natural gas reserves, the upgrading of construction vessels and rigs, and the upgrading of natural gas transport infrastructure.
Management has taken a number of measures designed to ensure the achievement of a ratio of net borrowings to total equity (leverage) adequate to support the Company’s current credit rating, although it may temporarily exceed the level recorded at the end of 2008 (0.38).

Contents

ENI INTERIM CONSOLIDATED REPORT / SUBSEQUENT EVENTS

Subsequent events

Subsequent business developments are described in the operating review of Eni’s business segment.

Contents

ENI INTERIM CONSOLIDATED REPORT / TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties

Among the principal transactions made by Eni in the first half of 2009 has to be highlighted the sale of the entire share capital of its fully-owned subsidiaries Italgas SpA and Stoccaggi Gas Italia SpA to its subsidiary Snam Rete Gas for a cash consideration amounting to euro 4,509 million. Eni subscribed a share capital increase amounting to euro 3.5 billion for its shares by means of Snam Rete Gas for the funding of the transaction. The main impact expected on Eni’s consolidated financial statements are: (i) as of June 30, 2009 a decrease of euro 1.54 billion was reported in the Group consolidated net borrowings and a corresponding increase in total equity as a consequence of the pro-quota subscription of the Snam Rete Gas capital increase by minorities; (ii) a decrease in Eni’s net profit equal to 45% of the aggregate net profit of Italgas and Stogit is expected to be reported in the consolidated profit and loss for the third quarter of 2009, with a corresponding increase in net profit pertaining to minorities. The transaction	was based on transparency and market criteria, under conditions that would be applied between two independent parties. For further information see paragraph "Operating review - Gas & Power".

The other transactions entered into by Eni and identified by IAS 24, concern mainly the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well as other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.
Twice a year Directors, General Managers and managers with strategic responsibilities declare any transaction they enter with Eni SpA or its subsidiaries, even through other persons or persons related to them as per IAS 24.
Amounts and types of trade and financial transactions with related parties are described in the Notes to the Financial Statements (Note No. 30).

Contents

ENI INTERIM CONSOLIDATED REPORT / OTHER INFORMATION

Other information

Continuing listing standards provided by Article No. 36 of Italian exchange regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries.

Certain provisions have been enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU countries, also having a material impact on the consolidated financial statements of the parent company.

Regarding the aforementioned provisions, the Company discloses that:
  as of June 30, 2009, the provisions of Article No. 36 of Italian exchanges regulation in accordance with Italian continuing listing standards apply to seven Eni subsidiaries: Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC - Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd and Trans Tunisian Pipeline Co Ltd which fell within the scope of the regulation as of December 31, 2009 as well as the following subsidiary Burren Energy (Congo) Ltd;
  the Company has already adopted adequate procedures to ensure full compliance with the new regulation.

Contents

ENI INTERIM CONSOLIDATED REPORT / GLOSSARY

Glossary

The glossary of oil and gas terms is available on Eni’s web page at the address www.eni.it. Below is a selection of the most frequently used terms.

FINANCIAL TERMS

Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year.

Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

ROACE Return On Average Capital Employed is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

TSR (Total Shareholder Return) Measures the total return of a share calculated on a yearly basis, keeping account of changes in prices (beginning and end of year) and dividends distributed and reinvested at the ex-dividend date.

OIL AND NATURAL GAS ACTIVITIES

Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a coefficient equal to 0.00615.

Concession contracts Contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

Deep waters Waters deeper than 200 meters.

Development Drilling and other post-exploration activities aimed at the production of oil and gas.

Elastomers ((or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return to their original shape, to a certain degree, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubbers (SBR),

Contents

ENI INTERIM CONSOLIDATED REPORT / GLOSSARY

ethylene-propylene rubbers (EPR), thermoplastic rubbers (TPR) and nitrylic rubbers (NBR).

Enhanced recovery Techniques used to increase or stretch over time the production of wells.

EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined "turnkey" when the plant is supplied for start-up.

EPIC (Engineering, Procurement, Installation, Commissioning) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking by means of risers from the seabed the underwater wellheads to the treatment, storage and offloading systems onboard.

Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Mineral Potential ("Potentially recoverable hydrocarbon volumes") Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

Network Code A code containing norms and regulations for access to, management and operation of natural gas pipelines.

Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

Over/Underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary Over/Underlifting situations.

Possible reserves Amounts of hydrocarbons that have a lower degree of certainty than probable reserves and are estimated with lower certainty, for which it is not possible to foresee production.

Probable reserves Amounts of hydrocarbons that are probably, but not certainly, expected to be extracted. They are estimated based on known

Contents

ENI INTERIM CONSOLIDATED REPORT / GLOSSARY

geological conditions, similar characteristics of rock deposits and the interpretation of geophysical data. Further uncertainty elements may concern: (i) the extension or other features of the field; (ii) economic viability of extraction based on the terms of the development project; (iii) existence and adequacy of transmission infrastructure and/or markets; (iv) the regulatory framework.

Production Sharing Agreement Contract in use in non OECD area countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "cost oil" is used to recover costs borne by the contractor, "profit oil" is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one country to the other.

Proved reserves Proved reserves are estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which are expected to be retrieved from deposits and used commercially, at the economic and technical conditions applicable at the time of the estimate and according to current legislation. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is expression of the company’s determination.

Recoverable reserves Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’ s operations.

Ship or pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Swap In the gas sector, the swap term is referred to a buy/sell contract between some counterparties and is generally aimed to the optimization of transport costs and respective commitments in purchasing and supplying.

Take or pay Clause included in natural gas transportation contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel

Contents

ENI INTERIM CONSOLIDATED REPORT / GLOSSARY

oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

ABBREVIATIONS
mmcf	=	million cubic feet
bcf	=	billion cubic feet
mmcm	=	million cubic meters
bcm	=	billion cubic meters
boe	=	barrel of oil equivalent
kboe	=	thousand barrel of oil equivalent
mmboe	=	million barrel of oil equivalent
bboe	=	billion barrel of oil equivalent
bbl	=	barrels
kbbl	=	thousand barrels
mmbbl	=	million barrels
bbbl	=	billion barrels
mmtonnes	=	million tonnes
ktonnes	=	thousand tonnes
/d	=	per day
/y	=	per year

Contents

Condensed Consolidated Interim Financial Statements

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Balance Sheet

Dec. 31, 2008	June 30, 2009

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents		1,939		1,340
Other financial assets held for trading or available for sale:	(1)
- equity instruments		2,741
- other securities		495		389
		3,236		389
Trade and other receivables	(2)	22,222	1,539	18,724	1,410
Inventories	(3)	6,082		5,477
Current tax assets		170		321
Other current tax assets		1,130		939
Other current assets	(4)	1,870	59	1,898	58
Total current assets		36,649		29,088
Non-current assets
Property, plant and equipment	(5)	59,255		61,199
Inventory - compulsory stock		1,196		1,607
Intangible assets	(6)	7,697		8,365
Equity-accounted investments	(7)	5,471		5,641
Other investments	(7)	410		403
Other financial assets	(8)	1,134	356	1,120	174
Deferred tax assets	(9)	2,912		2,948
Other non-current assets	(10)	1,881	21	1,732	12
Total non-current assets		79,956		83,015
Assets classified as held for sale	(19)	68		68
TOTAL ASSETS		116,673		112,171
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	(11)	6,359	153	4,474	164
Current portion of long-term debt	(15)	549		1,208
Trade and other payables	(12)	20,515	1,253	18,317	1,354
Income taxes payable	(13)	1,949		1,121
Other taxes payable		1,660		2,165
Other current liabilities	(14)	3,863	4	2,234	17
Total current liabilities		34,895		29,519
Non-current liabilities
Long-term debt	(15)	13,929	9	14,191
Provisions for contingencies	(16)	9,506		9,225
Provisions for employee benefits		947		966
Deferred tax liabilities	(17)	5,784		5,303
Other non-current liabilities	(18)	3,102	53	2,758	51
Total non-current liabilities		33,268		32,443
TOTAL LIABILITIES		68,163		61,962
SHAREHOLDERS' EQUITY	(20)
Minority interest		4,074		3,525
Eni shareholders' equity
Share capital		4,005		4,005
Reserves		40,722		46,700
Treasury shares		(6,757)		(6,757)
Interim dividend		(2,359)
Net profit		8,825		2,736
Total Eni shareholders' equity		44,436		46,684
TOTAL SHAREHOLDERS' EQUITY		48,510		50,209
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		116,673		112,171

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Profit and loss account

First Half 2008	First Half 2009

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES
Net sales from operations	(23)	55,388	2,145	42,008	1,739
Other income and revenues		408		501	29
Total revenues		55,796		42,509
OPERATING EXPENSES	(24)
Purchases, services and other		37,534	1,619	29,520	2,317
- of which non-recurring charge
Payroll and related costs		1,972		2,077
- of which non-recurring income
OTHER OPERATING INCOME (LOSS)	(25)	69		48	35
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	(26)	4,389		4,588
OPERATING PROFIT		11,970		6,372
FINANCE INCOME (EXPENSE)	(27)
Finance income		2,539	31	3,695	16
Finance expense		(2,753)	(6)	(3,962)	(4)
Derivative financial instruments		84		48
		(130)		(219)
INCOME FROM INVESTMENTS	(28)
Share of profit (loss) of equity-accounted investments		411		205
Other gain (loss) from investments		458		153
		869		358
PROFIT BEFORE INCOME TAXES		12,709		6,511
Income taxes	(29)	(5,482)		(3,361)
Net profit		7,227		3,150

Attributable to:
- Eni		6,758		2,736
- Minority interest		469		414
		7,227		3,150
Earnings per share attributable to Eni (euro per share)	(30)
Basic		1.85		0.76
Diluted		1.85		0.76

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Statement of comprehensive income

(euro million)	Note	First Half 2008	First Half 2009

Net profit		7,227	3,150
Other items of comprehensive income
Foreign currency translation differences		(1,312)	(443)
Change in the fair value of available-for-sale securities	(20)	2
Change in the fair value of cash flow hedging derivatives	(20)	(2,890)	(465)
Share of "Other comprehensive income" on equity-accounted entities			2
Taxation	(20)	1,139	191
Other comprehensive income		(3,061)	(715)
Total comprehensive income		4,166	2,435

Attributable to:
- Eni		3,713	2,035
- Minority interest		453	400
		4,166	2,435

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available -for-sale securities net of the tax effect	Other reserves	Cumulative foreign currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interest	Total shareholders’ equity

Balance at December 31, 2007	4,005	959	7,207	(1,344)	2	428	(2,233)	(5,999)	29,591	(2,199)	10,011	40,428	2,439	42,867
Net profit for the first half of 2008											6,758	6,758	469	7,227
Other items of comprehensive income
Change in the fair value of available-for-sale securities net of the tax effect					2							2		2
Change in the fair value of cash flow hedging derivatives net of the tax effect				(1,751)								(1,751)		(1,751)
Foreign currency translation differences				39			(1,220)		(115)			(1,296)	(16)	(1,312)
				(1,712)	2		(1,220)		(115)			(3,045)	(16)	(3,061)
Total income and (expense) of the period				(1,712)	2		(1,220)		(115)		6,758	3,713	453	4,166
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.70 per share in settlement of 2007 interim dividend of euro 0.60 per share)										2,199	(4,750)	(2,551)		(2,551)
Dividend distribution of other companies													(224)	(224)
Payments by minority shareholders													10	10
Allocation of 2007 residual net profit									5,261		(5,261)
Shares repurchased								(388)				(388)		(388)
Treasury shares sold under incentive plans for Eni managers			(9)			5		9	1			6		6
Difference between the carrying amount and strike price of stock options exercised by Eni managers									2			2		2
Net effect related to the purchase of treasury shares by Saipem SpA													(9)	(9)
			(9)			5		(379)	5,264	2,199	(10,011)	(2,931)	(223)	(3,154)
Other changes in shareholders' equity
Cost related to stock options									9			9		9
Other changes									(12)			(12)	13	1
									(3)			(3)	13	10
Balance at June 30, 2008	4,005	959	7,198	(3,056)	4	433	(3,453)	(6,378)	34,737		6,758	41,207	2,682	43,889
Net profit for the second half of 2008											2,067	2,067	264	2,331
Other items of comprehensive income
Change in the fair value of cash flow hedging derivatives net of the tax effect				3,006								3,006	(52)	2,954
Foreign currency translation differences				(14)			2,484		(108)			2,362	27	2,389
				2,992			2,484		(108)			5,368	(25)	5,343
Total recognized income and (expense) for the period				2,992			2,484		(108)		2,067	7,435	239	7,674
Transactions with shareholders
Interim dividend distribution (euro 0.65 per share)										(2,359)		(2,359)		(2,359)
Dividend distribution of other companies													(73)	(73)
Payments by minority shareholders													10	10
Shares repurchased								(390)				(390)		(390)
Treasury shares sold under incentive plans for Eni managers			(11)			8		11	(2)			6		6
Net effect related to the purchase of treasury shares by Saipem SpA													(22)	(22)
Put option granted to Publigaz (the Distrigas minority shareholder)						(1,495)						(1,495)		(1,495)
Minority interest recognized following the acquisition of Distrigas NV and Hindustan Oil Exploration Co Ltd													1,261	1,261
			(11)			(1,487)		(379)	(2)	(2,359)		(4,238)	1,176	(3,062)
Other changes in shareholders' equity
Cost related to stock options									9			9		9
Other changes				(26)					49			23	(23)
				(26)					58			32	(23)	9
Balance at December 31, 2008 (Note 20)	4,005	959	7,187	(90)	4	(1,054)	(969)	(6,757)	34,685	(2,359)	8,825	44,436	4,074	48,510

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Statements of changes in shareholders’ equity continued

Eni shareholders’ equity

(euro million)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available -for-sale securities net of the tax effect	Other reserves	Cumulative foreign currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interest	Total shareholders’ equity

Balance at December 31, 2008 (Note 20)	4,005	959	7,187	(90)	4	(1,054)	(969)	(6,757)	34,685	(2,359)	8,825	44,436	4,074	48,510
Net profit for the first half of 2009											2,736	2,736	414	3,150
Other items of comprehensive income
Change in the fair value of cash flow hedging derivatives net of the tax effect (Note 20)				(274)								(274)		(274)
Share of "Other comprehensive income" on equity-accounted entities						1						1	1	2
Foreign currency translation differences				(2)			(191)		(235)			(428)	(15)	(443)
				(276)		1	(191)		(235)			(701)	(14)	(715)
Total income and (expense) of the period				(276)		1	(191)		(235)		2,736	2,035	400	2,435
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.65 per share in settlement of 2008 interim dividend of euro 0.65 per share										2,359	(4,714)	(2,355)		(2,355)
Dividend distribution of other companies													(258)	(258)
Payments by minority shareholders													1,542	1,542
Allocation of 2008 residual net profit									4,111		(4,111)
Exercise of the put option granted to the minority shareholder of Distrigas NV						1,495						1,495		1,495
Effect related to the purchase of Italgas SpA and Stoccaggi Gas SpA by Snam Rete Gas SpA						1,086						1,086	(1,086)
Minority interest acquired following the mandatory tender offer and the squeeze-out on the shares of Distrigas NV													(1,146)	(1,146)
						2,581			4,111	2,359	(8,825)	226	(948)	(722)
Other changes in shareholders' equity
Cost related to stock options									7			7		7
Stock option expired									(7)			(7)		(7)
Other changes				(71)					58			(13)	(1)	(14)
				(71)					58			(13)	(1)	(14)
Balance at June 30, 2009 (Note 20)	4,005	959	7,187	(437)	4	1,528	(1,160)	(6,757)	38,619		2,736	46,684	3,525	50,209

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Statement of cash flows

(euro million)	Note	First Half 2008	First Half 2009

Net profit of the year		7,227	3,150
Depreciation, depletion and amortization	(26)	3,878	4,234
Revaluations, net		(95)	(376)
Net change in provisions for contingencies		103	83
Net change in the provisions for employee benefits		(12)	15
Gain on disposal of assets, net		(207)	(165)
Dividend income	(28)	(270)	(136)
Interest income		(293)	(268)
Interest expense		377	296
Exchange differences		(34)	(56)
Income taxes	(29)	5,482	3,361
Cash generated from operating profit before changes in working capital		16,156	10,138
(Increase) decrease:
- inventories		(1,222)	197
- trade and other receivables		154	3,533
- other assets		(3)	(98)
- trade and other payables		(102)	(1,551)
- other liabilities		23	(43)
Cash from operations		15,006	12,176
Dividends received		409	336
Interest received		166	259
Interest paid		(308)	(245)
Income taxes paid		(5,323)	(4,905)
Net cash provided from operating activities		9,950	7,621
- of which with related parties	(32)	1,106	(132)
Investing activities:
- tangible assets	(5)	(5,584)	(6,059)
- intangible assets	(6)	(1,175)	(785)
- consolidated subsidiaries and businesses		(1,717)	(29)
- investments	(7)	(232)	(140)
- securities		(164)	(7)
- financing receivables		(2,393)	(771)
- change in payables and receivables in relation to investments and capitalized depreciation		845	(251)
Cash flow from investments		(10,420)	(8,042)
Disposals:
- tangible assets		41	50
- intangible assets			146
- investments		432	3,079
- securities		106	128
- financing receivables		332	819
- change in payables and receivables in relation to disposals		26	39
Cash flow from disposals		937	4,261
Net cash used in investing activities (*)		(9,483)	(3,781)
- of which with related parties	(32)	826	(274)

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Statement of cash flows continued

(euro million)	Note	First Half 2008	First Half 2009

Proceeds from long-term debt		2,636	3,232
Repayments of long-term debt		(3,332)	(2,487)
Increase (decrease) in short-term debt		2,806	(2,068)
		2,110	(1,323)
Net capital contributions by minority shareholders		10	1,542
Net acquisition of treasury shares different from Eni SpA		(14)
Acquisition of additional interests in consolidated subsidiaries			(2,045)
Dividends paid to Eni's shareholders		(2,551)	(2,355)
Dividends paid to minority interest		(224)	(258)
Net purchase of treasury shares		(379)
Net cash used in financing activities		(1,048)	(4,439)
- of which with related parties	(32)	125	2
Effect of exchange rate changes on cash and cash equivalents		(15)
Net cash flow for the period		(596)	(599)
Cash and cash equivalents - beginning of the period		2,114	1,939
Cash and cash equivalents - end of the period		1,518	1,340

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. For the definition of net borrowings, see "Financial Review".
Cash flows of such investments were as follows:
(euro million)	First Half 2008	First Half 2009

Financing investments:
- securities	(3)	(2)
- financing receivables	(1,989)	(11)
	(1,992)	(13)
Disposal of financing investments:
- securities	95	81
- financing receivables	68	402
	163	483
Net cash flows from financing activities	(1,829)	470

SUPPLEMENTAL CASH FLOW INFORMATION

(euro million)	First Half 2008	First Half 2009

Effect of investment of companies included in consolidation and businesses
Current assets	106	3
Non-current assets	3,121	20
Net borrowings	102	8
Current and non-current liabilities	(909)	(1)
Net effect of investments	2,420	30
Fair value of investments held before the acquisition of control	(601)
Purchase price	1,819	30
less:
Cash and cash equivalents	(102)	(1)
Cash flow on investments	1,717	29

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / BASIS OF PRESENTATION AND USE OF ACCOUNTING ESTIMATES

Basis of presentation

The Condensed Consolidated Interim Financial Statements of Eni Group have been prepared in accordance with IAS 34 "Interim Financial Reporting". This report includes a complete set of financial statements. The financial statements are the same reported in the Annual Report 2008 with the exception of: (i) the statement of comprehensive income that begins with the amount of net profit for the year adjusted with all items of income and expenses directly recognized in equity, but excluded from net income, in accordance with IFRS; (ii) the recognition of the non-hedging derivatives1 in the "current" and "non-current" section of the balance sheet as required by the changes to IAS 1 "Presentation of Financial Statements" in the "Improvements to IFRSs"; (iii) the recognition of the changes in the fair value of the non-hedging derivatives on commodities, also including the effects of the settlement, in the new profit and loss account item "Other operating income (expense)".
After completing the allocation of the cost of the last-year business combination concerning Distrigas NV, Eni Hewett Ltd, First Calgary Petroleums Ltd and Hindustan Oil Co Ltd, the carrying amount of some assets and liabilities as at December 31, 2008 have been restated with effects starting on the acquisition date. A description of such effects on the assets and liabilities is indicated in Note 21 – Other information.
The Condensed Consolidated Interim Financial Statements have been prepared in accordance with the same principles of consolidation and evaluation criteria described in the Annual Report 2008 with the exception of the recognition and evaluation of customer loyalty programmes used by entities to provide customers with incentives to buy their goods or services. In particular, after the effectiveness of IFRIC 13 "Customer Loyalty Programmes" companies are required to allocate some of the proceeds of the initial sale, measured by reference to their fair value, to the award credits as a liability. Such liability is recognized to profit and loss account when award credits are redeemed or rights are cancelled.
The application of IFRIC 13 determined the following adjustments in the 2008-first-half income statement and in the balance sheet at December 31, 2008: (i) a decrease of euro 34 million in the "Net sales from operations"; (ii) an increase of euro 2 million in the "Other income and revenues"; (iii) a decrease of euro 32 million in the "Purchases, services and other"; (iv) the reclassification of euro 66 million from "Provisions for contingencies" to "Other current liabilities". Moreover, starting from 2009, the provisions of the revised IAS 23 "Borrowing Costs" are applied. The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset that take a substantial period of time to get ready for use or sale. The company is required to capitalize such borrowing costs as part of the cost of the asset.
The change does not affect Eni’s financial statements as it already capitalizes such costs.
The report includes selected explanatory notes. Segment reporting is prepared according to the provisions of IFRS 8 "Operating Segments", effective starting on January 1, 2009. The new standard requires the segment reporting to be prepared according the requirements used for the preparation of internal reports for the entity’s chief operating decision maker. Therefore the identification of operating segments and the related reporting is prepared on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance. The application of the provisions of IFRS 8 "Operating segments" has not modified the reporting segments.
Income taxes were calculated based on the estimated taxable profit. Tax payables and receivables were measured at the amount expected to be paid to/recovered from tax authorities, applying tax laws that have been enacted or substantively enacted at the end of the period and using tax rates estimated on an annual basis.
The Condensed Consolidated Interim Financial Statements at June 30, 2009, have been approved by Eni’s Board of Directors on July 30, 2009 and a limited review has been carried out by the independent auditor PricewaterhouseCoopers SpA (PwC). A limited review is substantially less in scope than an audit performed in accordance with generally accepted auditing standards.

_______________

(1)	The adjustments reported in notes (i) and (ii) result from the application, starting from 2009, of the revised IAS 1 "Presentation of Financial Statements" as integrated by the provisions of "Improvements to International Financial Reporting Standards" on May 2008.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / BASIS OF PRESENTATION AND USE OF ACCOUNTING ESTIMATES

Use of accounting estimates

For a description of the accounting estimates used see the Annual Report 2008.

Recent accounting principles

As regards the recent accounting principles, in comparison with those indicated in the Annual Report 20082, in the first half of 2009 the principal pronouncement issued by IASB was the "Amendment to IFRS 7 Improving Disclosures about Financial Instruments" that concerns the integration of the disclosure on financial instruments and the definition of a fair value "hierarchy" articulated on three levels according to the different quality of input used in the measurement.
Eni is currently reviewing these new IFRS and interpretations to determine the likely impact on the Group’s results.

_______________

(2)	In comparison with the accounting principles reported in the Annual Report 2008, during the first half of 2009 the European Commission has endorsed the revised IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements", the IFRIC 12 "Service Concession Arrangements" and IFRIC 16 "Hedges of a Net Investment in a Foreign Operation".

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Notes to the condensed consolidated interim financial statements

Current assets

1 Other financial assets held for trading or available for sale
At December 31, 2008 and June 30, 2009, Eni did not own financial assets held for trading. Other financial assets available for sale are set out below:

(euro million)	Dec. 31, 2008	June 30, 2009

Equity instruments	2,741
Securities:
- held for operating purposes	310	282
- held for non-operating purposes	185	107
	495	389
	3,236	389

Equity instruments decreased of the carrying amount of the 20% interest in OAO Gazprom Neft (euro 2,741 million), purchased by Gazprom following the exercising of a call option on April 7, 2009 on the basis of the existing agreements with Eni. On April 24, 2009, Eni received a payment of euro 3,070 million (U.S.$4,062 million at the exchange rate of the date of the transaction). Eni acquired the investment in Gazprom Neft on April 4, 2007 through a bid on the liquidation of the second lot of ex-Yukos assets. The strike price of the call option was equal to the bid price (U.S.$3.7 billion) decreased by the dividends distributed and increased of a contractual remuneration of 9.4% on the capital employed and financing collateral expenses.
Available-for-sale securities were euro 389 million (euro 495 million at December 31, 2008).
Securities held for operating purposes of euro 282 million (euro 310 million at December 31, 2008) included securities designated to provide coverage of technical reserves of Group’s insurance company, Eni Insurance Ltd, for euro 269 million (euro 302 million at December 31, 2008).

2 Trade and other receivables
Trade and other receivables were as follows:

(euro million)	Dec. 31, 2008	June 30, 2009

Trade receivables	16,444	13,139
Financing receivables:
- for operating purposes - short-term	402	569
- for operating purposes - current portion of long-term receivables	85	84
- for non-operating purposes	337	71
	824	724
Other receivables:
- from disposals	149	96
- other	4,805	4,765
	4,954	4,861
	22,222	18,724

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Receivables were stated net of the allowance for impairment losses of euro 1,466 million (euro 1,251 million at December 31, 2008):

(euro million)	Value at Dec. 31, 2008	Additions	Deductions	Other changes	Value at June 30, 2009

Trade receivables	747	123	(12)	(13)	845
Financing receivables	19				19
Other receivables	485	84	(20)	53	602
	1,251	207	(32)	40	1,466

Trade receivables included receivables with a maturity date beyond 12 months for euro 71 million.
The decrease in trade receivables of euro 3,305 million was primarily related to the Gas & Power segment (euro 2,950 million). Allowances for impairment losses of trade receivables for euro 123 million primarily related to the Gas & Power segment (euro 92 million).
Receivables for financing operating activities of euro 653 million (euro 487 million at December 31, 2008) included euro 460 million due from unconsolidated entities controlled by Eni, joint ventures and affiliates (euro 399 million at December 31, 2008), a euro 168 million cash deposit to provide coverage of Eni Insurance Ltd technical reserves (euro 47 million at December 31, 2008) and the current portion of receivables for financial leasing (euro 15 million).
Receivables for financing non-operating activities amounted to euro 71 million (euro 337 million at December 31, 2008) principally referred to a cash deposit made by the Engineering & Construction segment (euro 68 million). The decrease of euro 266 million primarily related to the release of a deposit held by Eni Lasmo Plc as a guarantee of a debenture (euro 173 million).
Allowances for impairment losses of other receivables of euro 84 million essentially referred to the Exploration & Production segment (euro 83 million) due primarily to impairment of certain receivables associated with cost recovery with respect to local state-owned co-venturers based on underlying petroleum agreements and modifications of the Company’s interest in certain joint ventures.
Receivables with related parties are described in Note 32 – Transactions with related parties.

3 Inventories
Inventories were as follows:

Dec. 31, 2008	June 30, 2009

(euro million)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total

Raw and auxiliary materials and consumables	466	263		1,155	1,884	361	122		1,274	1,757
Products being processed and semi finished products	48	17		3	68	61	16		12	89
Work in progress			953		953			1,013		1,013
Finished products and goods	2,528	557		92	3,177	1,998	498		122	2,618
	3,042	837	953	1,250	6,082	2,420	636	1,013	1,408	5,477

-

Inventories were stated net of the valuation allowance of euro 124 million (euro 697 million at December 31, 2008):

(euro million)	Value at Dec. 31, 2008	Additions	Deductions	Value at June 30, 2009

697	7	(580)	124

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

4 Other current assets
Other assets were as follows:

(euro million)	Dec. 31, 2008	June 30, 2009

Fair value of non-hedging derivatives	1,128	1,243
Fair value of cash flow hedge derivatives	474	336
Other assets	268	319
	1,870	1,898

Fair value of the derivative contracts is determined using market quotations provided by primary info-provider or, if absent, appropriate valuation techniques used on the marketplace.
Fair values of non-hedging derivatives of euro 1,243 million (euro 1,128 million at December 31, 2008) consisted of derivative contracts that do not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.
Fair value of cash flow hedges of euro 336 million (euro 474 million at December 31, 2008) referred to Distrigas NV for euro 299 million (euro 293 million at December 31, 2008) and to the Exploration & Production segment for euro 37 million (euro 181 million at December 31, 2008). The Distrigas NV derivatives were designated to hedge surpluses or deficits of gas to achieve a proper balance in gas portfolio and sales/purchases of amounts of gas and oil products at fixed price. Fair value related to the Exploration & Production segment referred to the fair value of the future sale agreements of the proved oil reserves with deadline by June 2010.
Those derivatives were entered into to hedge exposure to variability in future cash flows deriving from the sale in the 2008-2011 period of approximately 2% of Eni’s proved reserves as of December 31, 2006 corresponding to 125.7 mmbbl, decreasing to 58.7 mmboe as of June 2009 due to transactions settled in the past year and in the first half of 2009. These hedging transactions were undertaken in connection with acquisitions of oil and gas assets in the Gulf of Mexico and Congo that were executed in 2007. Fair value of contracts expiring by June 2010 is given in Note 14 – Other current liabilities; fair value of contracts expiring beyond June 30, 2010 is given in Note 10 – Other non-current receivables and in Note 18 – Other non-current liabilities.
The effects of the evaluation at fair value of cash flow hedge derivatives are given in the Note 20 – Shareholders’ equity and in the Note 25 – Finance income (expense).

Non-current assets

5 Property, plant and equipment
Analysis of tangible assets is set out below:

(euro million)	Carrying amount at Dec. 31, 2008	Accumulated amortization and impairment at Dec. 31, 2008	Net carrying amount at Dec. 31, 2008	Additions	Amortizations	Impairments	Currency translation differences	Other changes	Net carrying amount at June 30, 2009	Carrying amount at June 30, 2009	Accumulated amortization and impairment at June 30, 2009

Property, plant and equipment	118,127	58,872	59,255	6,059	(3,119)	(330)	(135)	(531)	61,199	123,502	62,303

Additions of euro 6,059 million were primarily related to the Exploration & Production (euro 4,168 million), the Engineering & Construction (euro 882 million), the Gas & Power (euro 722 million) and the Refining & Marketing (euro 214 million) segments.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

The break-down by segment of impairments amounting to euro 330 million (euro 503 million in the first half of 2008) and the associated tax effect is provided below:

(euro million)	First Half 2008	First Half 2009

Impairment:
- Exploration & Production	181	209
- Refining & Marketing	148	27
- Petrochemicals	172	89
- Other segments	2	5
	503	330
Fiscal effect:
- Exploration & Production	51	60
- Refining & Marketing	55	9
- Petrochemicals	55	24
- Other segments	1	1
	162	94
Impairment net of the relevant fiscal effect:
- Exploration & Production	130	149
- Refining & Marketing	93	18
- Petrochemicals	117	65
- Other segments	1	4
	341	236

The recoverable amounts used for determining the impairment losses were calculated by using post-tax cash flows.
Such amounts were discounted at a rate which corresponds for the Exploration & Production, Refining & Marketing and Petrochemicals segments to the Company’s weighted average cost of capital, adjusted to consider the risks specific to each country of activity. The post-tax WACC used for impairment purposes has ranged from 8.5% to 12.5%. These rates were the same as those used for the impairment test of the 2008 financial statements, as a decrease in the cost of third parties borrowings was offset by an increased market risk. Post-tax cash flows and discount rates have been adopted as they result in an assessment that is substantially equal to a pre-tax assessment.
In the Exploration & Production segment the main impairments charges were associated to oil & gas properties in Gulf of Mexico, Nigeria and Egypt as a result of changes in the pricing environment for commodities. In the Refining & Marketing segment certain capital expenditures made in the period were written-off as they related to assets impaired in the last financial year. In the Petrochemicals segment, the main impairment charges regarded olefin-aromatic-polyethylene plants of the Sicilian pole and of the Porto Marghera site driven by worsening margin/volume expectations associated with falling demand for products and the prospects of rising competitive pressure due to the coming on line of new production capacity in the Middle East.
Other changes of euro 531 million included the initial recognition and changes in the estimated decommissioning and restoration costs of euro 389 million, of which euro 377 million related to the Exploration & Production segment and the disposal of tangible assets for euro 24 million.

6 Intangible assets
Intangible assets were as follows:

(euro million)	Carrying amount at Dec. 31, 2008	Accumulated amortization and impairment at Dec. 31, 2008	Net carrying amount at Dec. 31, 2008	Acquisitions	Amortizations	Other changes	Net carrying amount at June 30, 2009	Carrying amount at June 30, 2009	Accumulated amortization and impairment at June 30, 2009

Intangible assets with finite useful lives	8,558	4,392	4,166	785	(1,117)	105	3,939	8,843	4,904
Intangible assets with indefinite useful lives
- Goodwill			3,531			895	4,426
	8,558	4,392	7,697	785	(1,117)	1,000	8,365	8,843	4,904

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Acquisitions of euro 785 million included exploration expenditures of euro 732 million which were fully amortized as incurred.
Other changes in intangible assets with finite useful lives of euro 105 million were primarily related currency translation differences arose from the translation of financial statements denominated in currencies other than euro (euro 23 million).
The carrying amount of goodwill at the end of the period was euro 4,426 million (euro 3,531 million at December 31, 2008). The break-down by operating segment is as follows:

(euro million)	Dec. 31, 2008	June 30, 2009

- Exploration & Production	241	256
- Gas & Power	2,402	3,306
- Refining & Marketing	142	115
- Engineering & Construction	746	749
	3,531	4,426

Goodwill acquired through business combinations has been allocated to the cash generating units ("CGUs") that are expected to benefit from the synergies of the acquisition. The recoverable amount of the CGUs is the higher of: (i) fair value less costs to sell if there is an active market or recent transactions for similar assets within the same industry between knowledgeable and willing parties; (ii) value-in-use determined by discounting the estimated future cash flows determined on the basis of the best pieces of information available at the moment of the assessment deriving from: (a) the Company’s four-year plan approved by the top management which provides information on expected oil and gas production, sales volumes, capital expenditures, operating costs and margins and industrial and marketing set-up, as well as trends on the main monetary variables, including inflation, nominal interest rates and exchange rates. Certain variables have been updated to take into account the current economic downturn whereby management has revised down its assumptions on commercial margins and growth rates for energy demand in comparison with the original assumptions of the internally sanctioned plan. For the years subsequent to the fourth one, a real growth rate ranging from 0% to 2% has been used; (b) the commodity prices have been assessed based on the forward prices prevailing on the market place as of the balance sheet date for the first four years of the cash flow projections and the long-term price assumptions adopted by the Company’s top management for strategic planning purposes for the following years, that are reviewed on annual basis.
Value-in-use is determined by discounting post-tax cash flows at a rate which corresponds: (i) for the Exploration & Production and Refining & Marketing and Petrochemicals segments at the Company’s weighted average cost of capital (post-tax WACC), adjusted to consider risks specific to each country of activity. WACC used for the impairment purposes has ranged from 8.5% to 12.5%; (ii) for the Gas & Power and Engineering & Construction segments at sector-specific WACC. For the Gas & Power segment it has been estimated on the basis of a sample of companies operating in the same segment, for the Engineering & Construction segment on the basis of market data. WACC used for impairments in the Gas & Power segment has been adjusted to take into account risks specific to each country of activity, while WACC used for impairments in the Engineering & Construction segment has not been adjusted as most of the company assets are not permanently located in a specific country.
WACC used for the impairment has ranged from 7.5% to 9% for the Gas & Power segment and it was 8% for the Engineering & Construction segment; (iii) for the regulated activities in the Italian natural gas sector, the discount rates have been assumed equal to the rates of return defined by the Italian Authority for Electricity and Gas. These rates were the same as those used for the impairment test of the 2008 financial statements as a decrease in the cost of third parties borrowings was offset by an increased market risk. Post-tax cash flows and discount rates have been adopted as they result in an assessment that is substantially equal to a pre-tax assessment.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Goodwill has been allocated to the following CGUs:

Gas & Power

(euro million)	Dec. 31, 2008	June 30, 2009

Domestic gas market	743	743
Foreign gas market	1,344	2,248
- of which European market	1,248	2,148
Domestic natural gas transportation network	305	305
Other	10	10
	2,402	3,306

Goodwill allocated to the CGU domestic gas market of euro 743 million primarily regarded the retail market (euro 716 million) and was recognized following the buy-out of minorities in Italgas SpA in 2003 through a public offering (euro 706 million). Key assumptions adopted for assessing the recoverable amount of the domestic gas market CGU which exceeds its carrying amount referred to commercial margins, forecast volumes, the discount rate and the growth rates adopted to determine the terminal value.
The determination of the value-in-use is based on the four-year plan sanctioned by the Company’s top management that was used in the assessments made in the 2008 financial statements and updated to take into account the changed macroeconomic conditions that resulted in a downward revision of gas demand growth prospects. The terminal value has been estimated through the perpetuity method of the last-year-plan considering a nominal growth rate equal to zero for the long-term. The excess of the recoverable amount of the domestic gas market CGU over its carrying amount including the allocated portion of goodwill (headroom) would be reduced to zero under each of the following hypothesis: (i) an average decrease of 6.6% in the projected commercial margins; (ii) an average decrease of 6.6% in planned volumes; (iii) an increase of 0.7 percentage points in the discount rate; (iv) a negative real growth rate of 0.8%. The recoverable amount of the CGU domestic gas market and the relevant sensitivity analysis were calculated by using retail margins and excluding wholesale margins.
Goodwill allocated to the foreign gas market regarded the acquisition of the Belgian company Distrigas NV that was acquired in two different steps: (i) a controlling interest of 57.24% was acquired in October 2008; (ii) a mandatory tender offer was finalized on the minorities of Distrigas on April 11, 2009 and the subsequent squeeze-out at the same price of the acquisition of the controlling interest. Such goodwill has been allocated to group of CGUs that are expected to benefit from the synergies of the acquisition corresponding to the European market. Such second-level CGU includes the activities of Distrigas and other European marketing activities conducted by the Gas & Power Division of Eni SpA. Key assumptions adopted for assessing the recoverable amount of the European market CGU which exceeds its carrying amount regarded commercial margins, forecast volumes, the discount rate and the growth rates adopted to determine the terminal value. The determination of the value-in-use is based on both the plan of acquisition for the Distrigas business and the internally sanctioned four-year plan for the other European marketing activities as updated to take into account the revised prospects for gas demand growth in Europe and lower marketing margins. The terminal value has been estimated based on the perpetuity method of the last-year-plan. The excess of the recoverable amount of the European market CGU over its carrying amount including the allocated portion of goodwill (headroom) would be reduced to zero under each of the following hypothesis: (i) an average decrease of 35.8% in the projected marketing margins; (ii) an average decrease of 35.8% in planned volumes; (iii) an increase of 3.55 percentage points in the discount rate; (iv) a negative real growth rate of 4.75%.
Goodwill allocated to the domestic natural gas transportation network CGU referred to the purchase of own shares by Snam Rete Gas SpA and it is equal to the difference between the purchase cost over the carrying amount of the corresponding share of equity. The recoverable amount of the CGU is assessed based on its Regulatory Asset Base (RAB) as recognized by the Italian Authority for Electricity and Gas and it is higher than its carrying amount, including the allocated goodwill. Management believes that no reasonably possible changes in the assumptions adopted would cause the headroom of the CGU to be reduced to zero.

Engineering & Construction

(euro million)	Dec. 31, 2008	June 30, 2009

Offshore construction	416	416
Onshore construction	314	315
Other	16	18
	746	749

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

The segment goodwill of euro 749 million was mainly recognized following the acquisition of Bouygues Offshore SA, now Saipem SA (euro 710 million). The key assumptions adopted for assessing the recoverable amount of the CGUs which exceeds the carrying amount referred to operating results, the discount rate and the growth rates adopted to determine the terminal value. As the relevant assumptions included in the four-year plan approved by the Company’s top management did not incur any significant changes in the period from the 2008 assessment, an update of the estimated recoverable amounts of the Offshore and Onshore CGUs will be carried out in the Annual Report 2009 on the basis of a new four-year plan.

The Exploration & Production and the Refining & Marketing segments tested their goodwill, yielding the following results: (i) in the Exploration & Production segment (euro 256 million of carrying amount), the management believes that there are no reasonably possible changes in the pricing environment and production/cost profiles that would cause the headroom of the relevant CGUs to be reduced to zero. The change in goodwill recorded by the segment in the period derived from the completion of the purchase price allocation of First Calgary that in the Annual Report 2008 was allocated on a preliminary basis (see Note 21 – Other information); (ii) in the Refining & Marketing segment (euro 115 million), an impairment charge of euro 23 million was recorded.
The impairment was related to goodwill allocated to the fuel retail business assets and aviation fuel supply business recently acquired in Central-Eastern Europe driven by lower expectations for margins/volumes due to decreased fuel demand caused by the economic downturn and loss of market share.

Other changes in intangible assets with a indefinite useful lives of euro 895 million included the accounting of the goodwill related to the acquisition of the 42.757% of Distrigas NV, following the finalization of the mandatory tender offer on the minorities with a 41.617% adhesion of the share capital, including the 31.25% interest of Publigaz SCRL, the other major stakeholder of Distrigas, and the 1.14% interest through the squeeze-out procedure (euro 903 million).

7 Investments
Analysis of investments is set out below:

(euro million)	Value at Dec. 31, 2008	Acquisitions and subscriptions	Share of profit (loss) of equity-accounted investments	Deduction for dividends	Other changes	Value at June 30, 2009

Equity accounted investments	5,471	136	214	(261)	81	5,641
Other investments	410	4			(11)	403
	5,881	140	214	(261)	70	6,044

Acquisitions and subscriptions for euro 136 million were primarily related to the subscription of other investments for increase in share capital of Angola LNG Ltd (euro 96 million).
Share of profit of equity-accounted investments of euro 214 million primarily related to Unión Fenosa Gas SA (euro 62 million), Galp Energia SGPS SA (euro 40 million) and Trans Austria Gasleitung GmbH (euro 36 million).
Deduction following the distribution of dividends of euro 261 million primarily related to Unión Fenosa Gas SA (euro 74 million), Galp Energia SGPS SA (euro 47 million), Trans Austria Gasleitung GmbH (euro 23 million) and Azienda Energia e Servizi Torino SpA (euro 19 million).
Other changes of euro 70 million included the reclassification from receivables made for financing operating activities related to the definition of the conferring in PetroSucre SA of the Venezuelan activities of Corocoro (euro 160 million) and, as decrease, negative currency translation differences arose from the translation of financial statements denominated in currencies other than euro (euro 82 million).

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

8 Other financial assets
Other financing receivables were as follows:

(euro million)	Dec. 31, 2008	June 30, 2009

Receivables for financing operating activities	1,084	1,084
Securities held for operating purposes	50	36
	1,134	1,120

Financing receivables were net of the allowance for impairment losses of euro 25 million (euro 26 million at December 31, 2008).
Receivables for financing operating activities of euro 1,084 million (the same amount as of December 31, 2008) consisted of loans made by the Exploration & Production (euro 765 million), Refining & Marketing (euro 113 million), Gas & Power (euro 65 million) segments and receivables for financial leasing (euro 127 million).
Securities for euro 36 million (euro 50 million at December 31, 2008) were designated as held-to-maturity.
Receivables with related parties are described in Note 32 – Transactions with related parties.

9 Deferred tax assets
Deferred tax assets were as follows:

(euro million)	Value at December 31, 2008	Net increases	Currency translation differences	Other changes	Value at June 30, 2009

2,912	38	15	(17)	2,948

Deferred tax assets of euro 2,948 million (euro 2,912 million at December 31, 2008) were recognized net of offsettable deferred tax liabilities of euro 3,500 million (euro 3,468 million at December 31, 2008). Other changes of euro 17 million included an increased offset of tax liabilities for euro 114 million and, as increase, the recognition as a contra to the reserve within net equity of the tax effect deriving from fair value valuation of cash flow hedging derivatives (euro 76 million). Further information on cash flow hedging derivatives is provided in Note 4 – Other current assets.

10 Other non-current assets
Other non-current assets were as follows:

(euro million)	Dec. 31, 2008	June 30, 2009

Current tax assets	112	112
Receivables related to disposal	780	783
Other receivables	268	237
Fair value of non-hedging derivatives	480	326
Fair value of cash flow hedge derivatives	197	152
Other asset	44	122
	1,881	1,732

Receivables related to disposals of euro 783 million (euro 780 million as of December 31, 2008) referred to: (i) a receivable of euro 501 million (the same amount as of December 31, 2008) recognized after the agreement settled with the Republic of Venezuela according to which Eni will receive a cash compensation for the expropriated Dación assets, in part already collected, to be paid in seven annual installments which yields interest income from the date of the settlement. Following the default of payment of the first installment for euro 71 million (U.S.$104 million) within the deadline of April 30, 2009, negotiations are currently ongoing in order to collect a portion of the compensation through an equivalent assignment of hydrocarbons (compensation in-kind); (ii) a receivable of euro 278 million (euro 275 million at December 31, 2008) related to the disposal of the interest of 1.71% in the Kashagan project to the local partner KazMunaiGas on the basis of the agreements defined with the international partners of the North Caspian Sea PSA and the Kazakh government, which are effective starting from January 1, 2008.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Fair value of the derivative contracts is determined using market quotations provided by primary info-provider or, if absent, appropriate valuation techniques used on the marketplace.
Fair values of non-hedging derivatives of euro 326 million (euro 480 million at December 31, 2008) consisted of derivative contracts that do not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.
Fair value of cash flow hedges of euro 152 million (euro 197 million at December 31, 2008) referred to Distrigas NV for euro 120 million (euro 105 million at December 31, 2008) and to the Exploration & Production segment for euro 32 million (euro 92 million at December 31, 2008). More information about cash flow hedging derivatives is provided in Note 4 – Other current assets. Fair value of contracts expiring by June 2010 is given in Note 4 – Other current assets and Note 14 – Other current liabilities; fair value of contracts expiring beyond June 30, 2010 is given in Note 18 – Other non-current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are given in the Note 20 – Shareholders’ equity and in the Note 25 – Finance income (expense).

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Current liabilities

11 Short-term debt
Short-term debt was as follows:

(euro million)	Dec. 31, 2008	June 30, 2009

Banks	2,411	2,908
Ordinary bonds	3,663	1,408
Other financial institutions	285	158
	6,359	4,474

Short-term debt decreased by euro 1,885 million primarily due to the balance of repayments and new proceeds (euro 1,975 million) partially offset by negative currency translation differences arose from the translation of financial statements denominated in currencies other than euro (euro 76 million). Ordinary bonds consisted of commercial paper of euro 1,408 million issued by the finance company Eni Coordination Center SA.
At June 30, 2009 within Eni financial framework, no unfulfilment of terms and conditions or violation of agreements occurred.

12 Trade and other payables
Trade and other payables were as follows:

(euro million)	Dec. 31, 2008	June 30, 2009

Trade payables	12,590	10,634
Advances	2,916	2,746
Other payables:
- in relation to investments	1,716	1,427
- others	3,293	3,510
	5,009	4,937
	20,515	18,317

The decrease of trade receivables for euro 1,956 million primarily referred to the Gas & Power segment (euro 2,091 million).
Payables with related parties are described in Note 32 – Transactions with related parties.

13 Income tax payables
Income tax payables were as follows:

(euro million)	Dec. 31, 2008	June 30, 2009

Italian subsidiaries	808	300
Foreign subsidiaries	1,141	821
	1,949	1,121

Income taxes of Italian subsidiaries were net of tax benefit effect deriving from fair value valuation of cash flow hedging derivatives (euro 103 million) recognized with a corresponding entry in the relevant reserve within equity. Further information on cash flow hedging derivatives is provided in Note 4 – Other current assets.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

14 Other current liabilities
Other current liabilities were as follows:

(euro million)	Dec. 31, 2008	June 30, 2009

Fair value of non-hedging derivatives	1,418	1,005
Fair value of cash flow hedge derivatives	452	726
Other liabilities	1,993	503
	3,863	2,234

Fair value of the derivative contracts is determined using market quotations provided by primary info-provider or, if absent, appropriate valuation techniques used on the marketplace.
Fair values of non-hedging derivatives of euro 1,005 million (euro 1,418 million at December 31, 2008) consisted of derivative contracts that do not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.
Fair value of cash flow hedges of euro 726 million (euro 452 million at December 31, 2008) referred to Distrigas NV for euro 434 million (euro 415 million at December 31, 2008) and to the Exploration & Production segment for euro 292 million (euro 37 million at December 31, 2008). More information about cash flow hedging derivatives is provided in Note 4 – Other current assets. Fair value of contracts expiring by June 2010 is given in Note 4 – Other current assets; fair value of contracts expiring beyond June 30, 2010 is given in Note 10 – Other non-current assets and in Note 18 – Other non-current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are given in the Note 20 – Shareholders’ equity and in the Note 25 – Finance income (expense).
The decrease of other liabilities of euro 1,490 million referred for euro 1,495 million to the exercise of the put option granted to Publigaz (the Distrigas minority shareholder) to divest its 31.25% stake in Distrigas NV to Eni on the same per-share price of the ongoing mandatory tender offer to minorities as part of the Distrigas acquisition. The relevant liability was recognized with a corresponding entry in a reserve within equity. Publigaz exercised the put option on April 11, 2009.

Non-current liabilities

15 Long-term debt and current maturities of long-term debt
Long-term debt including the current portion were as follows:

(euro million)	Dec. 31, 2008	June 30, 2009

Long-term portion	Short-term portion	Total	Long-term portion	Short-term portion	Total

Ordinary bonds	6,483	360	6,843	9,336	750	10,086
Banks	6,856	147	7,003	4,396	418	4,814
Other financial institutions	590	42	632	459	40	499
	13,929	549	14,478	14,191	1,208	15,399

Long-term debt, including the current portion of long-term debt, increased by euro 921 million to euro 15,399 million (euro 14,478 million at December 31, 2008). Such increase was due to the balance of repayments and new proceeds for euro 753 million as well as the negative impact of foreign currency translation differences and translation differences arising on debt taken on by euro-reporting subsidiaries denominated in foreign currency which are translated into euro at year-end exchange rates (euro 168 million).
Eni entered into long-term borrowing facilities with the European Investment Bank which were subordinated to the maintenance of certain performance indicators based on Eni’s consolidated financial statements or a rating not inferior to A- (S&P) and A3 (Moody’s). At December 31, 2008 and June 30, 2009, the amount of short and long-term debt subject to restrictive covenants was euro 1,323 million and euro 1,270 million, respectively. In addition, Saipem SpA entered into certain borrowing facilities for euro 75 million (the same amount as of December 31, 2008) with a number of financial institutions subordinated to the maintenance of certain performance indicators based on the consolidated financial statements of Saipem. Eni and Saipem are in compliance with the covenants contained in their respective financing arrangements.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

The following table analyses bonds per issuing entity, maturity date, interest rate and currency as at June 30, 2008:

Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate %

(euro million)	from	to	from	to

Issuing entity
Euro Medium Term Notes
Eni SpA	1,500	19	1,519	EUR		2016		5.000
Eni SpA	1,500	9	1,509	EUR		2013		4.625
Eni SpA	1,250	29	1,279	EUR		2014		5.875
Eni SpA	1,250	25	1,275	EUR		2017		4.750
Eni Coordination Center SA	761	10	771	GBP	2010	2019	4.875	6.125
Eni SpA	500	1	501	EUR		2010		6.125
Eni Coordination Center SA	350	4	354	EUR	2010	2028	2.876	5.600
Eni Coordination Center SA	340	1	341	YEN	2012	2037	1.150	2.810
Eni Coordination Center SA	180	2	182	USD	2013	2015	4.450	4.800
Eni Coordination Center SA	42	(2)	40	EUR	2011	2015		variable
Eni Coordination Center SA	33		33	CHF		2010		2.043
Eni Coordination Center SA	32	(1)	31	USD		2013		variable
	7,738	97	7,835
Other bonds
Eni SpA	1,000	(15)	985	EUR		2015		variable
Eni SpA	1,000	(16)	984	EUR		2015		4.000
Eni USA Inc	283	(4)	279	USD		2027		7.300
Eni UK Holding Plc	3		3	GBP		2013		variable
	2,286	(35)	2,251
	10,024	62	10,086

Bonds maturing within 18 months (euro 874 million) were issued by Eni SpA for euro 501 million and by Eni Coordination Center SA for euro 373 million. During the first half of 2009, Eni SpA issued new bonds for euro 3,488 million.
Net borrowings as indicated in the Financial Review section of this Interim Consolidated Report as of June 30, 2009, were analyzed as follows:

(euro million)	Dec. 31, 2008	June 30, 2009

Current	Non-current	Total	Current	Non-current	Total

A. Cash and cash equivalents	1,939		1,939	1,340		1,340
B. Available-for-sale securities	185		185	107		107
C. Liquidity (A+B)	2,124		2,124	1,447		1,447
D. Financing receivables	337		337	71		71
E. Short-term debt towards banks	2,411		2,411	2,908		2,908
F. Long-term debt towards banks	147	6,856	7,003	418	4,396	4,814
G. Bonds	360	6,483	6,843	750	9,336	10,086
H. Short-term debt towards related parties	153		153	164		164
I. Long-term debt towards related parties		9	9
L. Other short-term debt	3,795		3,795	1,402		1,402
M. Other long-term debt	42	581	623	40	459	499
N. Total borrowings (E+F+G+H+I+L+M)	6,908	13,929	20,837	5,682	14,191	19,873
O. Net borrowings (N-C-D)	4,447	13,929	18,376	4,164	14,191	18,355

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

16 Provisions
Provisions were as follows:

(euro million)	Value at Dec. 31, 2008	Additions	Changes of estimated expenditures	Accretion discount	Reversal of utilized provisions	Reversal of unutilized provisions	Other changes	Value at June 30, 2009

Provision for site restoration and abandonment	4,574		(414)	103	(55)	(2)	83	4,289
Provision for environmental risks	1,980	90		(24)	(109)	(15)	(21)	1,901
Provision for legal and other proceedings	812	74		(2)	(11)	(29)	8	852
Loss adjustments and actuarial provisions for Eni's insurance companies	404	24			(1)		16	443
Provisions for the supply of goods	308	44		3				355
Provision for taxes	260	9			(27)	(1)	(18)	223
Provision for losses on investments	163	10				(7)	(10)	156
Provision for OIL insurance	72							72
Other (*)	933	173	21	2	(180)	(15)		934
	9,506	424	(393)	82	(383)	(69)	58	9,225

(*)	Each individual amount included herein does not exceed euro 50 million.

Other changes of euro 58 million included positive exchange differences arose from the translation of financial statements denominated in currencies other than euro for euro 86 million.

17 Deferred tax liabilities
Deferred tax liabilities were recognized net of offsettable deferred tax assets amounting to euro 3,500 million (euro 3,468 million at December 31, 2008).

(euro million)	Value at Dec. 31, 2008	Deductions	Currency translation differences	Other changes	Value at June 30, 2009

5,784	(427)	49	(103)	5,303

Other changes of euro 103 million referred to an increased offset of tax assets for euro 114 million.

18 Other non-current liabilities
Other non-current liabilities were as follows:

(euro million)	Dec. 31, 2008	June 30, 2009

Fair value of non-hedging derivatives	564	402
Fair value of cash flow hedge derivatives	499	543
Current income tax liabilities	254	76
Other payables	55	54
Other liabilities	1,730	1,683
	3,102	2,758

Fair value of the derivative contracts is determined using market quotations provided by primary info-provider or, if absent, appropriate valuation techniques used on the marketplace.
Fair values of non-hedging derivatives of euro 402 million (euro 564 million at December 31, 2008) consisted of derivative contracts that do not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Fair value of cash flow hedges of euro 543 million (euro 499 million at December 31, 2008) referred to the Exploration & Production segment for euro 289 million (euro 264 million at December 31, 2008) and to Distrigas NV for euro 254 million (euro 235 million at December 31, 2008). More information about cash flow hedging derivatives is provided in Note 4 – Other current assets. Fair value of contracts expiring by June 2010 is given in Note 4 – Other current assets and Note 14 – Other current liabilities; fair value of contracts expiring beyond June 30, 2010 is given in Note 10 – Other non-current assets. The effects of the evaluation at fair value of cash flow hedge derivatives are given in the Note 20 – Shareholders’ equity and in the Note 25 – Finance income (expense).

19 Assets held for sale
Assets held for sale of euro 68 million related to the disposal of Fertilizantes Nitrogenados de Oriente, a company specialized in the production of fertilizers.

20 Shareholders’ equity

Minority interest
Profit attributable to minority interest and the minority interest in certain consolidated subsidiaries related to:

(euro million)	Net profit of the first half of	Shareholders' equity

2008	2009	Dec. 31, 2008	June 30, 2009

Saipem SpA	302	300	1,560	1,730
Snam Rete Gas SpA	155	118	948	1,409
Distrigas NV		9	1,162
Other	12	(13)	404	386
	469	414	4,074	3,525

The increase in Snam Rete Gas SpA equity is due to the increase in the share capital for the minority shareholders’ contribution (euro 1,542 million) partially offset by the effect of acquisition from Eni of Italgas SpA and Stoccaggi Gas SpA (euro 1,086 million). The zero setting of the minority interests in Distrigas NV is due to acquisition of the entire share capital of the company through finalization of the mandatory tender offer on the minorities of Distrigas. Shareholders, including Publigaz with its entire interest (31.25%), tendered shares representing 41.617% of the share capital of Distrigas. The residual 1.14% of the share capital has been acquired by Eni through squeeze-out.

Eni’s net equity
Eni’s net equity was as follows:

(euro million)	Dec. 31, 2008	June 30, 2009

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	7,187	7,187
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	(90)	(437)
Reserve related to the fair value of available-for-sale securities net of the tax effect	4	4
Other reserves	(1,054)	1,528
Cumulative foreign currency translation differences	(969)	(1,160)
Treasury shares	(6,757)	(6,757)
Retained earnings	34,685	38,619
Interim dividend	(2,359)
Net profit for the period	8,825	2,736
	44,436	46,684

Share capital
At June 30, 2009 the parent company’s issued share capital consisted of 4,005,358,876 fully paid-up shares, nominal value euro 1 each (same amount at December 31, 2008). On April 30, 2009 Eni’s Shareholders’ Meeting announced a dividend distribution of euro 0.65 per share, with the exclusion of treasury shares held at the ex-dividend date, in settlement of the 2008 interim dividend of euro 0.65 per share. The balance was payable on May 21, 2009 to shareholders on the register on May 18, 2009.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Reserve referring to the valuation at fair value of cash flow hedging derivatives and available-for-sale securities, net of the related tax
The valuation at fair value of cash flow hedging derivatives and available-for-sale securities, net of the related tax, consisted of the following:

Cash flow hedging derivatives	Available-for-sale securities	Total

(euro million)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve

Reserve as of December 31, 2008	(236)	75	(161)	5	(1)	4	(231)	74	(157)
of which: Eni Group	(128)	38	(90)	5	(1)	4	(123)	37	(86)
Changes of the period	(458)	179	(279)				(458)	179	(279)
Currency translation differences	(2)		(2)				(2)		(2)
Amount recognized in the profit and loss account	(7)	12	5				(7)	12	5
Reserve as of June 30, 2009	(703)	266	(437)	5	(1)	4	(698)	265	(433)

Other reserves
Other reserves of euro 1,528 million (negative amount of euro 1,054 million at December 31, 2008) were as follows:

-	a reserve of euro 1,086 million referred to the increase of Eni’s shareholders’ equity as a control to minority interest following the sale by Eni SpA of Italgas SpA and Stoccaggi Gas Italia SpA to Snam Rete Gas SpA;
-	a reserve of euro 247 million referred to the increase of Eni’s shareholders’ equity as a control to minority interest following the sale by Eni SpA of Snamprogetti SpA to Saipem Projects SpA (same amount at December 31, 2008);
-	a reserve of euro 194 million deriving from Eni SpA’s equity (same amount at December 31, 2008);
-	a reserve of negative amount of euro 1,495 million at December 31, 2008 related to the put option granted to Publigaz (the Distrigas minority shareholder) to divest its 31.25% stake in Distrigas NV valued at the same per-share price of the mandatory tender offer to minorities. Publigaz has exercised the put option on April 11, 2009;
-	a reserve of euro 1 million referred to the share of "Other comprehensive income" on equity-accounted entities.

21 Other information

Acquisitions

Distrigas NV
On October 30, 2008, following the acquisition of a 57.243% majority stake from the French company Suez-Tractebel, Eni acquired control over the Belgian company Distrigas NV. On March 19, 2009, Eni finalized the mandatory tender offer on the minorities of Distrigas. Shareholders, including Publigaz with its entire interest (31.25%), tendered shares representing 41.617% of the share capital of Distrigas. On May 4, 2009, the residual 1.14% of the share capital has been acquired by Eni through a squeeze-out procedure. At June 30, 2009 Eni owns 100% of share capital of Distrigas NV with the exception of a share with special rights owned by the Belgian State.
Consideration for the acquisition of control of euro 2,751 million includes euro 12 million related to additional costs directly attributable to the acquisition. The allocation of the cost, not including the minority interest, to assets and liabilities has been made on a preliminary basis at December 31, 2008, and on a definitive basis at June 30, 2009.

Eni Hewett Ltd
On November 28, 2008, following the finalization of an agreement with the British company Tullow Oil Ltd Eni acquired a 52% stake and the operatorship of fields in the Hewett Unit and relevant facilities in the North Sea, with the aim to upgrade certain depleted fields in the area so as to achieve a gas storage facility. Total consideration for this transaction of euro 224 million, allocated to assets and liabilities on a preliminary basis at December 31, 2008, has been allocated on a definitive basis at June 30, 2009.

First Calgary Petroleums Ltd
On November 21, 2008, following the acquisition of all of the common shares Eni gained control of First Calgary Petroleums Ltd, a Canadian oil and gas company with exploration and development activities in Algeria. Total consideration for this transaction of euro 605 million, of which euro 5 million related to additional costs directly attributable to the acquisition, allocated to assets and

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

liabilities on a preliminary basis at December 31, 2008, has been allocated on a definitive basis at June 30, 2009.

Hindustan Oil Exploration Co Ltd (HOEC)
On August 5, 2008, following the execution of a mandatory tender offer on a 20% stake of the HOEC share capital, Eni acquired control over the Indian company Hindustan Oil Exploration Co Ltd (HOEC). The mandatory tender offer was associated with Eni’s acquisition of a 27.18% of HOEC as part of the Burren deal. Total consideration for this transaction of euro 107 million, not including the minority interest, has been allocated to assets and liabilities on a preliminary basis at December 31, 2008, and on a definitive basis at June 30, 2009.
The definitive allocation of the costs of the business combinations made during the 2008 year consisted of the following:

(euro million)	Distrigas NV (a)	Eni Hewett Ltd	First Calgary Petroleums Ltd	Hindustan Oil Exploration Co Ltd

Preliminary allocation at December 31, 2008	Definitive allocation at June 30, 2009	Preliminary allocation at December 31, 2008	Definitive allocation at June 30, 2009	Preliminary allocation at December 31, 2008	Definitive allocation at June 30, 2009	Preliminary allocation at December 31, 2008	Definitive allocation at June 30, 2009

Current assets	3,375	3,375	19	20	148	148	115	115
Property, plant and equipment	30	30	118	118	757	855	199	201
Intangible assets	1,395	1,390	208	217
Goodwill	1,245	1,248	39	37	88	65
Investments	112	112					1	1
Other non-current assets	203	203
Assets acquired	6,360	6,358	384	392	993	1,068	315	317
Current liabilities	1,796	1,796	17	22	45	82	37	37
Deferred tax liabilities	504	502	91	94	108	147	31	33
Provisions for contingencies	80	80	52	52	6	5	3	3
Other non-current liabilities	88	88			229	229	17	17
Liabilities acquired	2,468	2,466	160	168	388	463	88	90
Minority interest	1,141	1,141					120	120
Purchase price	2,751	2,751	224	224	605	605	107	107

(a)	It does not include the share of goodwill attributable to minorities whose equity interest has been acquired in the first half of 2009.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

22 Guarantees, commitments and risks

Managing company’s risks
The main risks that the Company is facing and actively monitoring and managing are described in the "Risk factors and uncertainties" section of this Interim Consolidated Report as of June 30, 2009.

Legal proceedings

Eni is a party to a number of civil actions and administrative, arbitral and other judicial proceedings arising in the ordinary course of the business. The following is a description of the most significant proceedings currently pending for which significant developments occurred in the first half of 2009 with respect to situation reported in the 2008 Eni’s Consolidated Financial Statements, including new proceedings and settled proceedings. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

1. Environment

1.1 Criminal proceedings

ENI SPA
(i) Alleged damage - Prosecuting body: Public Prosecutor of Gela. In 2002, the public prosecutor of Gela commenced a criminal investigation to ascertain alleged damage caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (formerly EniChem SpA) and Raffineria di Gela SpA. The judge for the preliminary hearing dismissed the accusation of adulteration of food products, while the proceeding for the other allegations regarding pollution and environmental damage remains underway. The trial ended in acquittal with regard to the general manager and officer pro tempore of the refinery. The sentence of the Gela Tribunal stated that the charges were lacking factual basis.
(ii) Groundwater at the Priolo site - Prosecuting body: Public Prosecutor of Siracusa. The Public Prosecutor of Siracusa (Sicily) has started an investigation in order to ascertain the level of contamination of the groundwater at the Priolo site. The Company has been notified that a number of its executive officers are being investigated who were in charge at the time of the events subject to probe, including chief executive officers and plant general managers of the Company’s subsidiaries AgipPetroli SpA (now merged into the parent company), Syndial and Polimeri Europa. Probes on technical issues are ongoing as required by the Prosecutor.

ENIPOWER SPA
(i) Alleged unauthorized waste management activities - Prosecuting body: Public Prosecutor of Rovigo. In 2004, the public prosecutor of Rovigo commenced an investigation for alleged crimes related to unauthorized waste management activities in Loreo relating to the samples of soil used during the construction of the new EniPower power station in Mantova. The prosecutor requested the CEO of EniPower and the managing director of the Mantova plant at the time of the alleged crime to stand trial. In the hearing of April 6, 2009, the judge stated the impossibility to proceed as a result of the statute of limitations.

SYNDIAL SPA
(i) Porto Torres - Prosecuting body: Public Prosecutor of Sassari. In March 2009, the Public Prosecutor of Sassari (Sardinia) resolved to commence a criminal trial against a number of executive officers and managing directors of companies engaging in petrochemicals operations at the site of Porto Torres, including the manager responsible for plant operations of the Company’s fully-owned subsidiary Syndial. The charge involves environmental damage and poisoning of water and stuff destined to feeding. In the preliminary hearing of July 17, 2009, the Province of Sassari, the Association Anpana (animal preservation) and the company Fratelli Polese Snc situated in the industrial site have been acting as plaintiffs. None of these parties claimed the identification of the civil responsible and the damage quantification that will be asked in a second step. The legal defense of Syndial requested further time for the recognition of the proceeding plaintiffs and the verification of their right to institute proceedings. The judge postponed the hearing of September 18, 2009 for the admissions as plaintiffs and for preliminary aspects.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

1.2 Civil and administrative proceedings

SYNDIAL SPA (FORMER ENICHEM SPA)
(i) Claim of environmental damages, allegedly caused by industrial activities in the area of Crotone - Prosecuting Bodies: the Council of Ministers, the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region. The council of Ministers, the Ministry for the Environment, the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region requested Syndial to appear before the Court of Milan in order Syndial is condemned to compensate for the environmental damage caused by the operations of Pertusola Sud SpA (merged in EniChem, now Syndial) in the Crotone site. This first degree proceeding was generated in January 2008 by the unification of two different actions, the first brought by Calabria Region in October 2004, the second one by the council of Ministers, the Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the Calabria Region commenced in February 2006. The Calabria Region is claiming compensation amounting to euro 129 million for the site environmental remediation and clean-up on the basis of the cost estimation provided in the remediation plan submitted by the Delegated Commissioner, plus additional compensation amounting to a preliminary estimate of euro 800 million relating to environmental damage, estimated increases in the regional health expenditures and damage to the public image to be fairly determined during the civil proceeding. The council of Ministers, the Ministry for the Environment and the Delegated Commissioner is claiming compensation amounting to euro 129 million for the site environmental remediation and clean-up (this request is analogous to that of the Calabria Region) and eventual compensation for other environmental damage to be fairly determined during the civil proceeding. In February 2007 the Ministry for the Environment filed with the Court an independent appraiser’s report that estimated a refundable environmental damage amounting to euro 1,920 million, including the remediation and clean-up expenditures, increased by euro 1,620 million from the original amount of euro 129 million, and an estimation of environmental damage and other damage items amounting approximately to euro 300 million. The amounts estimated by the independent appraiser, added to the claim of the Calabria Region, generate a total of euro 2,720 million of potential compensation. In May and September 2007 Syndial presented own technical advice that, based on what the Company believes to be well-founded circumstances, vigorously object the independent appraiser’s findings filed by the Ministry for the Environment on site contamination, the responsibility of Syndial in the contamination of the site, the criteria of estimate remediation costs, which according to the Company are erroneous, arbitrary and technically inadequate. The Court has ordered an independent appraiser to make a thorough review of the environmental status of the site. The independent appraiser report is expected to be filed with the Court by end of September 2009, while the hearing to review the independent report is scheduled on January 13, 2010. On the base of the substantial difference between the amount claimed in the first phase of the proceeding (euro 129 million) and the estimation of the Ministry appraiser (euro 1,620 million) regarding the remediation and clean-up expenditures, the Company believes that a thorough assessment of the claim grounding and consistency of the plaintiff requests – related to the remediation and the clean-up expenses and to the environmental damage – may be made only after the Company understands the independent report findings. As of December 31, 2007 the environmental provision made by Syndial in its financial statements amounts to euro 104 million based on the cost estimation of the original clean-up project, as the Eni’s subsidiary believes to have no responsibility for the environmental damage considering the limited period during which it conducted industrial activities in the site and the Delegated Commissioner responsibility for not having properly managed the site cleanup activities. In 2007 Eni’s subsidiary Syndial took charge of the management of the clean-up activities and on December 5, 2008 presented a new clean-up project, providing a remediation expenditure amounting approximately to euro 300 million, in order to close a transaction on the environmental damage. The eventual approval of the clean-up project would certainly lead up to a reduction of the compensation claims, which are significantly constituted by estimates of remediation and clean-up expenses. The clean-up project received partial approval by the relevant local administrations. In the 2008 financial statements, Eni increased the environmental provision by euro 150 million bringing the total amount of the environmental provision related to the clean-up project amounted to euro 254 million. The provision doesn’t cover the entire amount of clean-up project expenses (euro 300 million) considering the circumstance that it has been only partially approved. It must be noted that in 2003 the Delegated Commissioner for Environmental Emergency, Calabria Region and Province of Crotone presented a first claim for the payment of damages. With a decision in May 2007, the Court of Milan declared the invalidity of the power of proxy conferred to the Delegated Commissioner to act on behalf of the Calabria Region with the notice served to Syndial SpA and decided the liquidation of expenses born by the defendant. The appeal against that decision is pending. The claims made in this first instance are substantially absorbed in the two subsequent proceedings.
(ii) Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore - Prosecuting body: Ministry of the Environment. With a temporarily executive decision dated July 3, 2008 the District Court of Turin sentenced the subsidiary Syndial SpA (former EniChem) to compensate for environmental damages that were allegedly caused when EniChem managed an industrial plant at Pieve Vergonte during the 1990-1996 period. Specifically, the Court sentenced Syndial to pay the Italian Ministry of the Environment compensation amounting to euro 1,833.5 million, plus legal interests that accrue from the filing of the

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

decision. Syndial and Eni technical-legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this proceeding is unlikely. Particularly, Eni and its subsidiary deem the amount of the environmental damage to be absolutely ill-founded as the sentence has been considered to lack sufficient elements to support such a material amount of the liability charged to Eni and its subsidiary with respect to the volume of pollutants ascertained by the Italian Environmental Minister. On occasion of the 2008 consolidated financial statements, management confirmed its stance of making no loss provision for this proceeding on the basis of the abovementioned technical-legal advice, in concert with external consultants on accounting principles. In July 2009, Eni’s subsidiary Syndial filed an appeal against the abovementioned sentence, also requesting suspension of the sentence effectiveness. On July 6, 2009 the Board of State lawyers ordered Syndial to pay to Italian Environmental Ministry the compensation set by the sentence within a 60-day term. The decision of the District Court of Turin on the request of suspension of the sentence effectiveness is expected to be issued in the next few months, at the latest by end of the year. Management believes that recent developments in this proceeding do not warrant a change in the Company’s stance in assessing the risk profile associated with this matter in view of preparing the 2009 interim consolidated financial statements. This stance has been backed by the Company’s legal consultants who believe that no material changes have been occurred so as to modify their previous advice. Another administrative proceeding is ongoing regarding a ministerial decree enacted by the Italian Ministry for the Environment. The decree provides that Syndial executes the following tasks: (i) the upgrading of a hydraulic barrier to protect the site; and (ii) the design of a project for the environmental remediation of Lake Maggiore. The Administrative Court of Piemonte rejected Syndial’s opposition against the outlined environmental measures requested by the Ministry of the Environment However, the Court judged the prescriptions of the Ministry regarding the remediation of the site to be plain findings of an environmental enquiry to ascertain the state of the lake. Syndial has filed an appeal against the decision of the Court before an upper degree body, also requesting suspension of the effectiveness of the decision. The appeal has been put on hold considering that a plan to ascertain the environmental status of the site is going to be approved by all interested parties, including the Ministry and local municipalities. Syndial presented a clean-up project for the groundwater and the soil, that hasn’t been approved, as the abovementioned prescriptions that have been prescribed are the object of the Company opposition in the abovementioned proceeding. In case Syndial should be found guilty, it would incur remediation and clean-up expenses, actually not quantifiable, that would be offset against any compensation for the environmental damage that Eni’s subsidiary is condemned to pay with regard to civil proceeding pending before the second instance court of Turin.

ENI SPA
(i) Reorganization procedure of the airlines companies Volare Group, Volare Airlines and Air Europe - Prosecuting body: Delegated Commissioner. On March 2009 Eni was notified of a bankruptcy claw-back as part of a reorganization procedure filed by the airlines companies Volare Group, Volare Airlines and Air Europe which commenced under the provisions of Ministry of Production Activities, on November 30, 2004. The request regarded the override of all the payments made by those entities to Eni and its subsidiary Sofid in the year previous to the insolvency declaration from November 30, 2003 to November 29, 2004, for a total estimated amount of euro 46 million. Eni accrued a risk provision with respect to this proceeding.

2. Other judicial or arbitration proceedings

SNAMPROGETTI SPA
(i) CEPAV Uno and CEPAV Due - Prosecuting body: Board of Arbitrators. Eni holds interests in the CEPAV Uno (50.36%) and CEPAV Due (52%) consortia that in 1991 signed two contracts with TAV SpA for the construction of two railway tracks for high speed/high capacity trains from Milan to Bologna (under construction) and from Milan to Verona (in the design phase). With regard to the project for the construction of the line from Milan to Bologna, an Addendum to the contract between CEPAV Uno and TAV was signed on June 27, 2003, redefining certain terms and conditions of the contract. Subsequently, the CEPAV Uno consortium requested a time extension for the completion of works and a claim amounting to euro 800 million then increased to euro 1,770 million. CEPAV Uno and TAV failed to solve this dispute amicably. CEPAV Uno opened an arbitration procedure as provided for under terms of the contract on April 27, 2006. With regard to the project for the construction of a high-speed railway from Milan to Verona, in December 2004, CEPAV Due presented the final project, prepared in accordance with Law No. 443/2001 on the basis of the preliminary project approved by an Italian governmental authority (CIPE). As concerns the arbitration procedure requested by CEPAV Due against TAV for the recognition of costs incurred by the Consortium in the 1991-2000 ten-year period plus suffered damage, in January 2007, the arbitration committee determined the Consortium’s right to recover the costs incurred in connection with the design activities performed. A technical independent survey is underway to assess the amount of compensation to be awarded to the Consortium as requested by the arbitration committee. TAV appealed the arbitration committee’s determination. In April 2007, the Consortium filed with the second instance court of Rome an appeal against Law Decree No. 7 of December 31, 2007, that revoked the concessions awarded to TAV resulting in the annulment of arrangements

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

signed between TAV and the Consortium to build the high-speed railway section from Milan to Verona. The European Court of Justice was requested to judge on this matter. In the meantime, TAV decided to not request the reimbursement of advances paid to the Consortium. Subsequently, Law 133/2008 re-established the concessions awarded to TAV resulting in the continuation of the arrangements between the consortium CEPAV Due and a new entity in charge of managing the Italian railway system. In the arbitration proceeding, which continued in order to determinate the damages suffered by the Consortium, the Board of Arbitrators scheduled an hearing for September 22, 2009 referred to the conclusion of the independent appraiser report. The plaintiffs have accepted to set the date of December 31, 2010 as deadline for the resolution of the proceeding.

3. Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of Other Regulatory Authorities

3.1 Antitrust

ENI SpA
(i) Formal assessment commenced by the Commission of the European Communities for the evaluation of alleged participation to activities limiting competition in the field of paraffin. On April 28, 2005, the Commission of the European Communities commenced a formal assessment to evaluate the alleged participation of Eni and its subsidiaries in activities limiting competition in the field of paraffin. The alleged violation of competition is for: (i) the determination of and increase in prices; (ii) the subdivision of customers; and (iii) exchange of trade secrets, such as production capacity and sales volumes. Eni filed the requested information. On October 2008, the Commission of the European Communities issued the final decision on the matter condemning Eni to the payment of a sanction amounting to euro 29,120,000. Eni payed the sanction that was fully covered by the accrued risk provision filing, however, recourse against this decision.
(ii) European Commission’s investigations on players active in the natural gas sector. In the context of its initiatives aimed at verifying the level of competition in the natural gas sector within the European Union, the Commission adopted a decision – notified to Eni on May 16, 2005 – whereby it ordered Eni and all companies solely or jointly controlled by the latter to submit to inspections pursuant to Article 20, paragraph 4 of the Council Regulation No. 1/2003. The inspections were intended to verify the possible existence of behaviors or commercial practices violating EC competition rules and aimed at limiting access to the Italian wholesale natural gas market or at sharing the market with other companies active in the sale or transport of natural gas. The Commission undertook similar initiatives with respect to the other largest European players in the natural gas sector in Germany, France, Austria and Belgium. In April 2007, the Commission adopted a decision whereby it formally opened proceedings against Eni with a view to adopting a decision pursuant to Council Regulation No. 1/2003, since the information collected indicated that Eni might have engaged in "capacity hoarding and strategic underinvestment in the transmission system leading to the foreclosure of competitors and harm for competition and customers in one or more supply markets in Italy". On March 9, 2009, Eni received a statement of objections relating to a proceeding under Article 82 EC and Article 54 of the EEA Agreement and concerning an alleged unjustified refusal to grant access to the TAG, TENP and Transitgas pipelines, connected with the Italian gas transport system. In particular, according to the Statement of Objections, the alleged refusal to grant access would have been carried out through "capacity hoarding, capacity degradation and strategic underinvestment" and would have had the effect of "hindering the development of effective competition in the downstream market and [...] harming consumers". In the Statement of Objections, the Commission envisages the possible imposition upon Eni of structural remedies and a fine, which, if imposed, could be significant. Eni is currently completing the complex assessment of the allegations set forth by the Commission in Statement of Objections with respect to both the existence of the alleged behaviors and whether they can be properly qualified as infringements of EC competition rules. Unless further extensions are granted, Eni will submit its written reply to the Statement of Objections by August 5, 2009, the current deadline to respond resulting from a number of extensions which Eni has been granted. Subsequently, the Company will consider whether to offer commitments with a view to closing the proceeding pursuant to Article 9 of Council Regulation No. 1/2003. It will only be possible to meaningfully assess the likelihood that the Commission might adopt a final decision imposing a fine, after the oral hearing before the Commission, which will take place following Eni’s submission of its written reply to the Statement of Objections. It is currently impossible to estimate the amount of the possible fine since such amount depends on numerous factors, including the fact that, should the Commission accept the commitments that Eni might decide to offer pursuant to Article 9 of Council Regulation No. 1/2003, then, no fine could be imposed upon Eni. Should Eni decide not to offer any commitments or should the Commission reject Eni’s commitments, and in case the Commission is not convinced by Eni’s defenses, it cannot be excluded that the Commission might adopt a final decision – whereby it would ascertain Eni’s infringement of Article 82 EC and impose a fine and, possibly, structural remedies – by the end of this year. Eni would in any event be entitled to file an appeal for the annulment of such a decision before the EC Courts.
(iii) Italian Antitrust Authority’s inquiry in the distribution and selling of gas in the retail sector. On May 7, 2009, the Italian Antitrust Authority, based on complaints sent by the company Sorgenia, started a preliminary investigation against

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

various operators engaging in the gas retail market in Italy by means of integrated operations in both gas distribution via local low-pressure network and gas marketing to retail customers in urban areas, among them the Company and its fully-owned subsidiary Italgas. The investigation targets an alleged abuse of dominant position in the gas retail market in Italy associated with commercial practices intended to make it difficult for retail customers consuming less than 200,000 cubic meters per year to change the supplier. According the Authority, these commercial practices would enable selling companies part of integrated group companies to preserve their market shares in the areas operated by group’s distributors.
(iv) Preliminary investigation of the Authority for Electricity and Gas about application of "K" conversion factors for volumes adjustments. In May 2009 the Authority for Electricity and Gas, based on evidence collected during certain inspections and subsequent requests of information, communicated to the Company the results of an inquiry that stated that the company improperly applied the conversion factor "K" for natural gas volumes accounting at a number of Eni’s delivery points. The company filed its conclusions in a defensive memorandum, objecting to the Authority’s findings. On the basis of a comparative evaluation of the sanctions imposed at the end of analogous inquiries commenced against other gas companies, Eni accrued a risk provision with respect to this proceeding.

POLIMERI EUROPA SPA AND SYNDIAL SPA
(i) Inquiries in relation to alleged anti-competitive agreements in the area of elastomers - Prosecuting Body: European Commission. In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the field of elastomers. These inquiries were commenced concurrently by European and U.S. authorities. At present, a proceeding is still pending before the European Commission regarding the NBR product. In December 2007, the European Commission dismissed Syndial’s position on CR and imposed on Eni and Polimeri a fine amounting to euro 132.16 million. The two companies have filed an appeal with the EU Court of First Instance against this decision and, at the same time, paid the fine in March 2008. Investigations relating to other elastomers products (BR and SBR) resulted in the ascertainment of Eni having infringed European competition laws. On November 29, 2006, the Commission fined Eni and its subsidiary Polimeri Europa for an amount of euro 272.25 million. Eni and its subsidiary filed claims against this decision before the European Court of First Instance in February 2007. The hearings have been scheduled in Autumn 2009. Pending the outcome, Polimeri Europa presented a bank guarantee for euro 200 million and paid the residual amount of the fine. In August 2007, with respect to the above mentioned decision of the European Commission, Eni submitted a request for a negative ascertainment with the Court of Milan aimed at proving the non-existence of alleged damages suffered by tire BR/SBR manufacturers. In May 8, 2009, the Court of Milan declared the appeal inadmissible. With regard to the inquiry that is underway in the U.S., on the federal level class actions have also been commenced and then abandoned by the plaintiffs and the repayment actions that, with only one exception, have been abandoned or agreed with a settlement. Eni accrued a risk provision with respect to this proceeding.

5. Court Inquiries

(i) TSKJ Consortium Investigations by U.S., Italian, and Other Authorities. Snamprogetti Netherlands BV has a 25% participation in the TSKJ Consortium companies. The remaining participations are held in equal shares of 25% by Halliburton/KBR, Technip, and JGC. Beginning in 1994 the TSKJ Consortium has been involved in the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. Snamprogetti SpA, the holding company of Snamprogetti Netherlands BV, was a wholly owned subsidiary of Eni until February 2006, when an agreement was entered into for the sale of Snamprogetti to Saipem SpA and Snamprogetti was merged into Saipem as of October 1, 2008. Eni holds a 43% participation in Saipem. In connection with the sale of Snamprogetti to Saipem, Eni agreed to indemnify Saipem for a variety of matters, including potential losses resulting from the investigations into the TSKJ matter referred to below.
The U.S. Securities and Exchange Commission (SEC), the U.S. Department of Justice (DoJ), and other authorities, including the Public Prosecutor’s office of Milan, are investigating alleged improper payments made by the TSKJ Consortium to certain Nigerian public officials.
The proceedings in the US: beginning in June 2004, Eni and Saipem/Snamprogetti have been voluntarily providing information in response to requests by the SEC and the DoJ in connection with the investigations. In February 2009, KBR and its former parent company, Halliburton, announced that they had reached a settlement with the SEC and the DoJ with respect to the TSKJ matter as well as other unspecified matters. KBR/Halliburton pleaded guilty to Foreign Corrupt Practices Act (FCPA) charges, for the conduct stemming from their participation in TSKJ, and they have agreed to pay a criminal fine of $402 million to the DoJ and a civil penalty of $177 million to the SEC. In view of the agreements entered into by KBR/Halliburton with the DoJ and SEC, the TSKJ matter could result in legal liability on the part of individuals as well as the other members of the TSKJ Consortium Entities found in violation of the FCPA, and those entities could be subject to substantial fines and the imposition of ongoing measures by the US government to prevent future violations, including potentially a monitor of internal controls, and debarment from government contracts.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

The proceedings in Italy: beginning in 2004, the TSKJ matter has prompted investigations by the Public Prosecutor’s office of Milan against unknown persons. Since March 10, 2009, the company received requests of exhibition of documents by the Public Prosecutor’s office of Milan. On July 17, 2009, the date on which a search and attachment warrant was served on Saipem/Snamprogetti, the Public Prosecutor’s office of Milan indicated to the company that it is investigating one or more people, including at least one former manager of Snamprogetti; previously, as far as the company knew, nobody was under formal investigation. The events under investigation cover the period since 1994 and also concern the period of time subsequent to the June 8, 2001 enactment of the Italian Legislative Decree No. 231 concerning the liability of legal entities. A violation of Legislative Decree June 8, 2001, No. 231, can result in the confiscation of criminal profits in addition to administrative penalties. During the preliminary investigations, the preventive attachment of such profits and other precautionary measures are possible.
An adverse conclusion of the investigations cannot be excluded which may have a significant impact on the Company’s result. Under present conditions, due to the complexity of the legal and factual analyses – including questions concerning jurisdiction and the application of statutes of limitations – it is not possible at this time to reasonably quantify the potential losses that may arise from these proceedings, in case any negative developments occur.
Additional disclosure made on August 7, 2009:
On July 31, 2009, a decree issued by the Judge for Preliminary Investigation at the Court of Milan was served on Saipem SpA (as legal entity incorporating Snamprogetti SpA). The decree sets for September 22, 2009 a hearing in Court in relation to a proceeding ex Legislative Decree No. 231 of June 8, 2001 whereby the Public prosecutor of Milan is investigating Eni SpA and Saipem SpA for liability of legal entities arising from offences involving international corruption charged to two former managers of Snamprogetti SpA.
The Public Prosecutor of Milan requested Eni SpA and Saipem SpA to be debarred from activities involving – directly or indirectly – any agreement with the Nigerian National Petroleum Corporation and its subsidiaries. The above mentioned hearing allow Eni and Saipem to conduct own defense before any decision is made on the requested disqualification.
The events referred to the request of the Public Prosecutor of Milan cover TSKJ Consortium practices in the period from 1995 to 2004. To this regard, the Public Prosecutor claims the inadequacy and violation of the organizational, management and control Model adopted to prevent those offences charged to people subject to direction and supervision.
At the time of the events under investigation, the company had adopted a code of practice and internal procedures with reference to the best practices at the time. Subsequently, such code and internal procedures have been improved aiming at the continuous improvement of internal controls. Furthermore, on March 14, 2008 Eni approved a new Code of Ethics and a new Model 231 reaffirming that the belief that one is acting in favor or to the advantage of Eni can never, in any way, justify – not even in part – any behaviors that conflict with the principles and contents of the Code.
Since April 23, 2009, with regard to investigations on the TSKJ matter the Company’s Board of Directors has timely recalled the analysis of the existing internal procedures against corruption, in order to implement any upgrading to be possibly needed, and to continue the cooperation with the relevant authorities and also resolved to promote all legal measures for protecting the Company’s interests and reputation, in case the responsibility of its employees or collaborators is verified.
As far as it may occur, it is confirmed that an adverse conclusion of the investigations cannot be excluded which may have a significant impact on the Company’s result. Under present conditions, due to the complexity of the legal and factual analyses – including questions concerning jurisdiction and the application of statutes of limitations – it is not possible at this time to reasonably quantify the potential losses that may arise from these proceedings in case any negative developments occur.

6. Settled proceedings

ENIPOWER SPA
(i) Air emissions. The public prosecutor of Mantova commenced an investigation against two managers of the Mantova plant in connection with air emissions by the new power plant. Based on a request of the Public Prosecutor, the judge for the preliminary hearing disposed the dismissal of the action, concluding the criminal proceeding.

ENI SPA
(i) Fintermica. Fintermica presented a claim against Eni concerning the management of the Jacorossi joint venture with reference to an alleged abuse of key roles played by Eni SpA in the joint venture, thus damaging the other partner’s interest and the alleged dilatory behavior of Syndial in selling its interest in the joint venture to Fintermica. The parties decided to commence arbitration on the matter. The examining phase is ongoing and an independent assessment of this matter is being executed. The Board of Arbitrators issued a decision on November 26, 2008 condemning Eni and Syndial to compensate Fintermica for the damages suffered amounting to euro 5 million including monetary revaluation and accrued interest as of April 3, 2001. The company evaluated as not convenient to appeal the sentence. The Company paid the sanction fully covered by the accrued risk provision.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

23 Revenues
The following is a summary of the main components of "Revenues". For more information about changes in revenues and the seasonality of sales, see the "Financial Review" section of this Interim Consolidated Report as of June 30, 2009. Net sales from operations were as follows:

(euro million)	First Half 2008	First Half 2009

Net sales from operations	54,934	41,931
Change in contract work in progress	454	77
	55,388	42,008

Net sales from operations were net of the following items:

(euro million)	First Half 2008	First Half 2009

Excise taxes	6,531	5,885
Exchanges of oil sales (excluding excise taxes)	1,407	704
Services billed to joint venture partners	939	1,236
Sales to service station managers for sales billed to holders of credit card	874	689
Exchanges of other products	44	24
	9,795	8,538

Net sales from operations by business segment are presented in Note 31 "Information by business segment".

24 Operating expenses
The following is a summary of the main components of "Operating expenses". For more information about changes in operating expenses, see the "Financial Review" section of this Interim Consolidated Report as of June 30, 2009.

Purchases, services and other
Purchases, services and other miscellaneous operating expenses included the following:

(euro million)	First Half 2008	First Half 2009

Production costs - raw, ancillary and consumable materials and goods	29,440	20,307
Production costs - services	6,589	7,332
Operating leases and other	1,080	1,170
Net provisions for contingencies	341	317
Other expenses	566	720
	38,016	29,846
less:
- capitalized direct costs associated with self-constructed assets	(482)	(326)
	37,534	29,520

Production costs for services included brokerage fees for euro 62 million (euro 19 million in the first half of 2008).
Increases in provisions, net of reversals of unused provisions, of euro 317 million were primarily made with respect to environmental liability risks for euro 75 million (euro 67 million in the first half of 2008) and contract penalties and litigations for euro 45 million (euro 7 million in the first half of 2008). More information is provided in Note 16 "Provisions".

Payroll and related costs
Payroll and related costs were as follows:

(euro million)	First Half 2008	First Half 2009

Payroll	2,101	2,226
less:
- capitalized direct costs associated with self-constructed assets	(129)	(149)
	1,972	2,077

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Stock-based compensation
Stock-based compensation plans are designed to motivate and retain Eni’s managers. No significant changes were made to these plans as they were described in the Annual Report 2008. At June 30, 2009 Eni SpA did not approve new stock-based compensation plans for Eni managers.

Average number of employees
The average number and break-down of employees by category of Eni’s subsidiaries were as follows:

(number)	First Half 2008	First Half 2009

Senior managers	1,597	1,642
Junior managers	12,334	13,192
Employees	36,472	37,358
Workers	25,708	26,382
	76,111	78,574

The average number of employees was calculated as the median between the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign countries, whose position is comparable to a senior manager status.

25 Other operating income (loss)
Other operating income (loss) related to the recognition to the income statement of the effects related to the valuation at fair value of those derivatives on commodities which cannot be recognized according to the hedge accounting under IFRS.
Net gain on commodity derivatives of euro 48 million (euro 69 million in the first half of 2008) included euro 32 million related to the ineffective portion of the negative change in the fair value of cash flow hedging derivatives (time value component) entered into by the Exploration & Production segment (a gain of euro 132 million in the first half of 2008).

26 Depreciation, depletion, amortization and impairment
Depreciation, depletion, amortization and impairment are detailed below:

(euro million)	First Half 2008	First Half 2009

Depreciation, depletion and amortization	3,880	4,236
Impairments	511	354
less:
- capitalized direct costs associated with self-constructed assets	(2)	(2)
	4,389	4,588

27 Finance income (expense)
Finance income (expense) consisted of the following:

(euro million)	First Half 2008	First Half 2009

Finance income (expense)
Finance income	2,539	3,695
Finance expense	(2,753)	(3,962)
	(214)	(267)
Gain (loss) on derivative financial instruments	84	48
	(130)	(219)

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Analysis of net finance income (expense) was as follows:

(euro million)	First Half 2008	First Half 2009

Finance income (expense) related to net borrowings
Interest due to banks and other financial institutions	(331)	(205)
Interest and other finance expense on ordinary bonds	(133)	(184)
Interest from banks	36	17
Interest and other income on financing receivables and securities held for non-operating purposes	27	37
	(401)	(335)
Exchange differences
Positive exchange differences	2,235	3,404
Negative exchange differences	(2,245)	(3,605)
	(10)	(201)
Other finance income (expense)
Income from equity instruments	118	172
Capitalized finance expense	101	122
Interest and other income on financing receivables and securities held for operating purposes	36	19
Interest on tax credits	18	1
Finance expense due to passage of time (accretion discount) (a)	(115)	(82)
Other finance income	39	37
	197	269
	(214)	(267)

(a)	The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Income from equity instruments of euro 172 million (euro 118 million in the first half of 2008) related to the contractual remuneration of 9.4% on the 20% interest in Gazprom Neft according to the contractual arrangements between Eni and Gazprom. Income have been recognized up to the date of the payment from Gazprom of the strike price of the call option, including the recovery of any additional costs, on April 24, 2009 (more information is included in Note 1 – Other financial assets held for trading or available for sale).
Derivative financial instruments consisted of the following:

(euro million)	First Half 2008	First Half 2009

Derivatives on interest rate	78	(24)
Derivatives on exchange rate	8	69
Options on securities	(2)	3
	84	48

Net gain from derivatives of euro 48 million (euro 84 million in the first half of 2008) was primarily due to the recognition in the profit and loss account of the change in the fair value of those derivatives which cannot be recognized according to the hedge accounting under IFRS as they were entered into for amounts equal to the net exposure to exchange rate risk and interest rate risk, and as such, they cannot be referred to specific trade or financing transactions. The lack of these formal requirements to qualify these derivatives as hedging instruments under IFRS also entailed the recognition in profit or loss of negative currency translation differences on assets and liabilities denominated in currencies other than functional currency, as this effect cannot be offset by changes in the fair value of the related instruments.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

28 Income from investments

Share of profit (loss) of equity-accounted investments
Share of profit (loss) of equity-accounted investments consisted of the following:

(euro million)	First Half 2008	First Half 2009

Share of profit of equity-accounted investments	510	292
Share of loss of equity-accounted investments	(99)	(78)
Increases in the provision for losses on investments		(9)
	411	205

More information is provided in Note 7 “Equity-accounted investments”.

Other gain (loss) from investments
Other gain (loss) from investments consisted of the following:

(euro million)	First Half 2008	First Half 2009

Dividends	270	136
Gains on disposals	187	10
Other income, net	1	7
	458	153

Dividends of euro 136 million were mainly related to Nigeria LNG Ltd (euro 105 million).

29 Income taxes
Income tax expense consisted of the following:

(euro million)	First Half 2008	First Half 2009

Current taxes:
- Italian subsidiaries	1,588	957
- foreign subsidiaries	5,454	2,869
	7,042	3,826
Net deferred taxes:
- Italian subsidiaries	(1,182)	50
- foreign subsidiaries	(378)	(515)
	(1,560)	(465)
	5,482	3,361

The effective tax rate was 51.6% (43.1% in the first half of 2008) compared with a statutory tax rate of 39.6% (37.3% in the first half of 2008). This was calculated by applying a 34%3 tax rate (IRES) to profit before income taxes and a 3.9% tax rate (IRAP) to the net value of production as imposed by Italian legislation.
The difference between the statutory and effective tax rate was due to the following factors:

(%)	First Half 2008	First Half 2009

Statutory tax rate	37.3	39.6
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	13.5	9.1
- impact pursuant to Law Decree No. 112/2008, the Budget Law 2008 and enactment of a renewed tax framework in Libya	(7.9)
- supplemental IRES relating to the Treaty on Friendship between Italy and Libya		2.2
- adjustment of deferred taxes following the increase of 1% in the supplemental IRES		0.4
- other adjustments	0.2	0.3
	5.8	12.0
	43.1	51.6

_______________

(3)	Includes a 6.5% supplemental tax rate on taxable profit of energy companies in Italy (whose primary activity is the production and marketing of hydrocarbons and electricity and with annual revenues in excess of euro 25 million) effective January 1, 2008 and pursuant to the Law Decree No. 112/2008.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

The supplemental IRES, relating to Treaty on Friendship between Italy and Libya, entailed higher current income taxes for euro 142 million without any effect on deferred taxes.
Adjustment of deferred taxes for the increase of 1% in supplemental IRES referred to the increase of 1% of the supplemental IRES introduced by Law Decree No. 112 of June 2008 for energy companies.
The tax impact of a 7.9% rate in the first half of 2008 pursuant to the application of the provisions of the Law Decree No. 112/2008, of the Budget Law 2008 and the enactment of a renewed tax framework in Libya referred to the effects on the Italian and Libyan taxation of the provisions of the Law Decree No. 112/2008, the Budget Law 2008 and the enactment of a renewed tax framework in Libya regarding oil companies operating in accordance with production sharing schemes. In particular the effects consist of the following: (i) utilization of deferred tax liabilities recognized on higher carrying amounts of inventories of oil, gas and refined products stated at the weighted-average cost with respect to their tax base according to the last-in-first-out method (LIFO), net of a special tax with a 16% rate on the difference between the two amounts at June 30, 2008; (ii) the elimination of limits whereby carrying amounts of assets and liabilities of consolidated subsidiaries can be recognized for tax purposes by paying a one-off tax calculated by applying a special rate of 6%, according to the provisions of the Budget Law 2008; (iii) the reassessment of the tax base for the Company’s Libyan oil properties, resulting in the partial utilization of previously accrued tax liabilities.

30 Earnings per share
Basic earnings per ordinary share are calculated by dividing net profit for the year attributable to Eni’s shareholders by the weighted average of ordinary shares issued and outstanding during the year, excluding treasury shares.
The average number of ordinary shares used for the calculation of the basic earnings per share outstanding for the first half of 2008 and 2009, was 3,648,738,573 and 3,622,405,056, respectively.
Diluted earnings per share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average of shares fully-diluted including shares issued and outstanding during the period, with the exception of treasury shares and including the number of shares that could potentially be issued in connection with stock-based compensation plans.
At June 30, 2008 and 2009, shares that potentially could be issued referred to shares granted following stock grant and stock option plans.
The average number of fully-diluted shares used in the calculation of diluted earnings for the first half of 2008 and 2009 was 3,649,110,251 and 3,622,427,879 respectively.

Reconciliation of the average number of shares used for the calculation for both basic and diluted earning per share was as follows:

First Half 2008	First Half 2009

Average number of shares used for the calculation of the basic earnings per share		3,648,738,573	3,622,405,056
Number of potential shares following stock grant plans		123,578
Number of potential shares following stock options plans		248,100	22,823
Average number of shares used for the calculation of the diluted earnings per share		3,649,110,251	3,622,427,879
Eni’s net profit	(euro million)	6,758	2,736
Basic earning per share	(euro per share)	1.85	0.76
Diluted earning per share	(euro per share)	1.85	0.76

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

31 Information by industry segment
Following the acquisition by Snam Rete Gas SpA of the 100% stake in Stoccaggi Gas Italia SpA, information by industry segment related to Stoccaggi Gas Italia SpA has been reclassified from Exploration & Production segment to Gas & Power segment.

(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Elimination	Total

First Half 2008
Net sales from operations (a)	17,721	16,971	24,240	3,519	4,211	95	643
Less: intersegment sales	(9,526)	(423)	(727)	(215)	(547)	(14)	(560)
Net sales to customers	8,195	16,548	23,513	3,304	3,664	81	83		55,388
Operating profit	9,043	2,425	776	(263)	467	(141)	(107)	(230)	11,970
Provisions for contingencies	130	129	31		1	48	2		341
Depreciation, amortization and writedowns	3,233	366	367	236	154	4	35	(6)	4,389
Share of profit (loss) of equity-accounted investments	27	232	130	2	20				411
Identifiable assets (b)	36,763	24,190	14,158	3,134	9,540	388	1,576	(922)	88,827
Unallocated assets									20,217
Equity-accounted investments	1,459	2,227	1,358	29	158	50	7		5,288
Identifiable liabilities (c)	14,252	5,415	6,372	790	4,826	1,674	2,076		35,405
Unallocated liabilities									29,750
Capital expenditures	4,364	969	350	68	977	14	36	(19)	6,759
First Half 2009
Net sales from operations (a)	11,828	17,468	14,121	1,905	4,881	47	611	(19)
Less: intersegment sales	(6,762)	(320)	(433)	(129)	(619)	(14)	(557)
Net sales to customers	5,066	17,148	13,688	1,776	4,262	33	54	(19)	42,008
Operating profit	4,152	2,116	287	(454)	580	(177)	(187)	55	6,372
Provisions for contingencies	16	136	98		6	37	24		317
Depreciation, amortization and writedowns	3,471	477	249	137	216	5	40	(7)	4,588
Share of profit (loss) of equity-accounted investments	(5)	154	39		17				205
Identifiable assets (b)	40,857	30,346	11,822	2,431	11,494	364	796	(567)	97,543
Unallocated assets									14,628
Equity-accounted investments	1,966	2,260	1,199	28	134	54			5,641
Identifiable liabilities (c)	10,257	8,418	5,130	613	6,103	1,583	1,760	(56)	33,808
Unallocated liabilities									28,154
Capital expenditures	4,907	751	217	45	888	14	22		6,844

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly associated with the generation of operating profit.
(c)	Includes liabilities directly associated with the generation of operating profit.

Intersegment sales are conducted on an arm’s length basis.

32 Transactions with related parties
In the ordinary course of its business Eni enters into transactions regarding:

(a)	the exchange of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;
(b)	the exchange of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;
(c)	the exchange of goods and provision of services with entities owned or controlled by the Government; transactions with the Cosmi Holding Group related to Eni SpA through a member of the Board of Directors related to certain acquisition of engineering, construction and maintenance services. Relevant transactions which were executed on an arm’s length basis amounted to approximately euro 4 million and euro 9 million in terms of costs in the first

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

half of 2008 and 2009, respectively. At June 30, 2009 were outstanding receivables for euro 4 million and payables for euro 7 million;
(d)	contributions to entities, controlled by Eni with the aim to develop solidarity, culture and research initiatives. In particular these related to: (a) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment as well as research and development. Transactions with Eni Foundation related to contribution of the year 2008 of euro 200 million to the solidarity fund pursuant to Italian Law Decree No. 112/2008 and the payable of euro 100 million related to the part of the contribution that had not already been paid at June 30, 2009. Transactions in the past periods were not material; (b) Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level. Transactions with Enrico Mattei Foundation were not material.

Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, on an arm’s length basis.

Trade and other transactions with joint ventures, associates and non-consolidated subsidiaries as well as with entities directly and indirectly owned or controlled by the Government in the first half of 2008 and 2009, respectively, are analyzed in the following paragraphs.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Trade and other transactions
Trade and other transactions in the first half of 2008 and 2009 consisted of the following:

(euro million)	June 30, 2008	First Half 2008

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliates
Artic Russia BV	73
ASG Scarl	4	39	121		37
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	13					78
Blue Stream Pipeline Co BV	38	15			83
Bronberger & Kessler und Gilg & Schweiger GmbH	24					135
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	70	53	5,945				147
CEPAV (Consorzio Eni per l’Alta Velocità) Due	38		64
Fox Energy SpA	57			1		172	1
Gasversorgung Süddeutschland GmbH	27					155	6
Gruppo Distribuzione Petroli Srl	21					59
Karachaganak Petroleum Operating BV	50	129			93		8
Mellitah Oil & Gas BV	5	115			39	1
Raffineria di Milazzo ScpA	10	7			138	67	1
Supermetanol CA		5		51
Super Octanos CA	2	2		134
Trans Austria Gasleitung GmbH		64		31	77		29
Unión Fenosa Gas SA	36		61			147
Other (*)	155	132	51	18	340	44	52
	623	561	6,242	235	807	858	244
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	32	128			18		23
Eni BTC Ltd			154
Other (*)	24	13	5	4	7	2	5
	56	141	159	4	25	2	28
	679	702	6,401	239	832	860	272
Entities owned or controlled by the Government
Gruppo Alitalia	24					221	1
Gruppo Enel	111	3		11	187	324	166
GSE - Gestore Servizi Elettrici	33	66		139	37	208	6
Terna SpA	19	78		13	89	1	26
Other (*)	71	82		25	43	56	4
	258	229		188	356	810	203
	937	931	6,401	427	1,188	1,670	475

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

(euro million)	June 30, 2009	First Half 2009

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating income (loss)

Joint ventures and affiliates
Altergaz SA	15						61
ASG Scarl	1	37	54		29
Blue Stream Pipeline Co BV	21	12			86
Bronberger & Kessler und Gilg & Schweiger GmbH	15						48
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	79	28	6,001		2	7		104
CEPAV (Consorzio Eni per l'Alta Velocità) Due	4		64
Fox Energy SpA	43						109
Gasversorgung Süddeutschland GmbH	19						205	3
Gruppo Distribuzione Petroli Srl	11						36
Karachaganak Petroleum Operating BV	57	219		278	151	10		4	4
Mellitah Oil & Gas BV	23	178			138		1	18
Petrobel Belayim Petroleum Co		112			50
Raffineria di Milazzo ScpA	12	4			110	1	44	1
Saipon Snc	14	4	66					23
Super Octanos CA		30		72
Trans Austria Gasleitung GmbH		70		17	78			17
Unión Fenosa Gas SA	4	1	62	10			35		1
Other (*)	179	146	55	35	244	55	68	88	4
	497	841	6,302	412	888	73	607	258	9
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	188	254		1	426	3		188	15
Eni BTC Ltd			67
Other (*)	25	12	4		10	2	2	2	2
	213	266	71	1	436	5	2	190	17
	710	1,107	6,373	413	1,324	78	609	448	26
Entities owned or controlled by the Government
Gruppo Enel	55	8		5	146	39	195	220
GSE- Gestore Servizi Elettrici	115	99		165		42	153	3		20
Terna SpA	13	9			28	10		55	3	15
Other (*)	77	92		4	52	2	51	5
	260	208		174	226	93	399	283	3	35
	970	1,315	6,373	587	1,550	171	1,008	731	29	35

(*)	Each individual amount included herein does not exceed euro 50 million.

The most significant transactions consisted of:

-	provision of specialized services in upstream activities and payables for investment activities from Agip Kazakhstan North Caspian Operating Co NV, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co and, only for Karachaganak Petroleum Operating BV, supply of oil products; services are invoiced on the basis of incurred costs;
-	sale of natural gas to Altergaz SA and Gasversorgung Süddeutschland GmbH;
-	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with ASG Scarl, CEPAV (Consorzio Eni per l’Alta Velocità) Uno, and related guarantees;

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

-	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and Trans Austria Gasleitung GmbH;
-	supply of oil products to Bronberger & Kessler und Gilg & Schweiger GmbH, Fox Energy SpA, Gruppo Distribuzione Petroli Srl and Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international markets of the main oil products, as they would be conducted on an arm’s length basis;
-	guarantee issued on behalf of CEPAV (Consorzio Eni per l’Alta Velocità) Due and Saipon Snc in relation to contractual commitments related to the execution of project planning and realization;
-	acquisition of refining services from Raffineria di Milazzo ScpA in relation to incurred costs;
-	acquisition of petrochemical products from Super Octanos CA on the basis of prices referred to the quotations on international markets of the main products;
-	guarantee of performance issued on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations;
-	guarantee issued on behalf of Eni BTC Ltd in relation to the construction of an oil pipeline.

Most significant transactions with entities owned or controlled by the Government concerned:

-	sale and transportation of natural gas, the sale of fuel oil and the sale and purchase of electricity and the acquisition of electricity transmission service with Enel;
-	sale and purchase of electricity with GSE - Gestore Servizi Elettrici;
-	sale and purchase of electricity and the acquisition of domestic electricity transmission service jointly with Terna SpA.

Financing transactions with joint ventures, associates and non-consolidated subsidiaries as well as with entities directly and indirectly owned or controlled by the Government in the first half of 2008 and 2009, respectively, consisted of the following:

Financing transactions
Financing transactions in the first half of 2008 and 2009 were as follows:

(euro million)	June 30, 2008	First Half 2008

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliates
Artic Russia BV	32	126
Bayernoil Raffineriegesellschaft mbH	105
Blue Stream Pipeline Co BV		5	664		8
PetroSucre SA	160
Raffineria di Milazzo ScpA			60
Trans Austria Gasleitung GmbH	134				3
Transmediterranean Pipeline Co Ltd	102				3
Other (*)	92	108	43	2	3
	625	239	767	2	17
Unconsolidated entities controlled by Eni
Other (*)	92	28	2	1	3
	92	28	2	1	3
Entities owned or controlled by the Government
Other (*)				3	11
				3	11
	717	267	769	6	31

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

(euro million)	June 30, 2009	First Half 2009

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliates
Artic Russia BV	75	1
Bayernoil Raffineriegesellschaft mbH	135
Blue Stream Pipeline Co BV		12	740		8
Raffineria di Milazzo ScpA			70
Trans Austria Gasleitung GmbH	193				2
Transmediterranean Pipeline Co Ltd	92				2
Other (*)	105	119	27	2	3
	600	132	837	2	15
Unconsolidated entities controlled by Eni
Other (*)	80	32	1	2	1
	80	32	1	2	1
	680	164	838	4	16

(*)	Each individual amount included herein does not exceed euro 50 million.

The most significant transactions included:

-	cash deposits at Group finance companies and financing loans to Artic Russia BV;
-	financing loan to Bayernoil Raffineriegesellschaft mbH;
-	bank debt guarantees issued on behalf of Blue Stream Pipeline Co BV and cash deposits at Group finance companies;
-	bank debt guarantees issued on behalf of Raffineria di Milazzo ScpA;
-	financing loans to Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd for the realization of the Austrian gas pipeline section from the Russian Federation to Italy and the construction of natural gas transmission facilities, respectively.

Impact of transactions and positions with related parties on the balance sheet, net profit and cash flows
The impact of transactions and positions with related parties on the balance sheet, was as follows:

(euro million)	June 30, 2008	June 30, 2009

Total	Related parties	Impact %	Total	Related parties	Impact %

Trade and other receivables	23,064	1,332	5.78	18,724	1,410	7.53
Other current assets	1,532	13	0.85	1,898	58	3.06
Other non-current financial assets	987	308	31.21	1,120	174	15.54
Other non-current assets	1,596	1	0.06	1,732	12	0.69
Current financial liabilities	10,099	252	2.50	4,474	164	3.67
Trade and other payables	18,354	872	4.75	18,317	1,354	7.39
Other liabilities	3,275	4	0.12	2,234	17	0.76
Long-term debt and current portion of long-term debt	11,224	15	0.13	15,399	..	..
Other non-current liabilities	3,512	55	1.57	2,758	51	1.85

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

(euro million)	First Half 2008	First Half 2009

Total	Related parties	Impact %	Total	Related parties	Impact %

Net sales from operations	55,388	2,145	3.87	42,008	1,739	4.14
Other income and revenues	408	..	..	501	29	5.79
Purchases, services and other	37,534	1,619	4.31	29,520	2,317	7.85
Other operating income (loss)	69	..	..	48	35	72.92
Financial income	2,539	31	1.22	3,695	16	0.43
Financial expense	2,753	6	0.22	3,962	4	0.10

Transactions with related parties regarded the ordinary course of Eni’s business and were primarily conducted on an arm’s length basis.
The main cash flows with related parties were as follows:

(euro million)	First Half 2008	First Half 2009

Revenues and other income	2,145	1,768
Costs and other expenses	(1,619)	(2,317)
Other operating income (loss)		35
Net change in trade and other receivables and liabilities	273	109
Dividends and net interests	307	273
Net cash provided from operating activities	1,106	(132)
Capital expenditures in tangible and intangible assets	(495)	(612)
Change in accounts payable in relation to investments	41	213
Change in financial receivables	(372)	125
Net cash used in investing activities	(826)	(274)
Change in financial liabilities	125	2
Net cash used in financing activities	125	2
Total financial flows to related parties	405	(404)

The impact of cash flows with related parties consisted of the following:

(euro million)	First Half 2008	First Half 2009

Total	Related parties	Impact %	Total	Related parties	Impact %

Cash provided from operating activities	9,950	1,106	11.12	7,621	(132)	..
Cash used in investing activities	(9,483)	(826)	8.71	(3,781)	(274)	7.25
Cash used in financing activities	(1,048)	125	..	(4,439)	2	..

33 Significant non-recurring events and operations
In the first half of 2008 and 2009, no significant non-recurring events and/or operations had taken place.

34 Positions or transactions deriving from atypical and/or unusual operations
In the first half of 2008 and 2009, no significant atypical and/or unusual operations had been performed.

35 Significant post-closing events
Information on significant post-closing events is provided in the "Subsequent events" section of this Interim Consolidated Report as of June 30, 2009.

Contents

Certification pursuant to rule 154-bis paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1. The undersigned Paolo Scaroni and Alessandro Bernini, in their quality as Chief Executive Officer and manager responsible for the preparation of financial reports of Eni, respectively, also pursuant to rule 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58/1998, certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2009 and during the period covered by the report, were:
• adequate to the company structure, and
• effectively applied during the process of preparation of the report.

2. Internal controls over financial reporting in place for the preparation of the 2009 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3. The undersigned officers also certify that:
3.1 The 2009 condensed consolidated interim financial statements:
a) were prepared in accordance with the evaluation and measurement criteria issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;
b) correspond to the company’s evidence and accounting books and entries;
c) fairly represent the financial condition, results of operations and cash flows of the parent company and the Group consolidated companies as of, and for, the periods presented in this report.

3.2 The interim operating and financial review provides information regarding material events occurred during the first half of 2009 and their impact on condensed statements, as well as a description of the main risk and uncertainties for the second half of the year and related-party transactions.

July 30, 2009

/s/ Paolo Scaroni –––––––––––––––––––––––– Paolo Scaroni Chief Executive Officer	/s/ Alessandro Bernini –––––––––––––––––––––––– Alessandro Bernini Chief Financial Officer

Contents

Report of Independent Auditors

PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers SpA

AUDITORS' REPORT ON THE REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders of
Eni SpA

1. We have reviewed the consolidated condensed interim financial statements of Eni SpA and its subsidiaries (Eni Group) as of 30 June 2009 and for the six months then ended, comprising the balance sheet, the income statement and the statement of comprehensive income, the statements of changes in shareholders' equity and cash flows and the related explanatory notes. Eni SpA's directors are responsible for the preparation of the consolidated condensed interim financial statements in accordance with the international accounting standard (IAS 34), applicable to interim financial reporting, as adopted by the European Union. Our responsibility is to issue this report based on our review.

2. Our work was conducted in accordance with the criteria for a review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with Resolution no. 10867 of 31 July 1997. The review consisted principally of inquiries of company personnel about the information reported in the consolidated condensed interim financial statements and about the consistency of the accounting principles utilised therein as well as the application of analytical review procedures on the data contained in the above mentioned consolidated financial statements. The review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike an audit on the annual consolidated financial statements, we do not express a professional audit opinion on the consolidated condensed interim financial statements.

   Regarding the amounts of the consolidated financial statements of the prior year and the consolidated condensed interim financial statements of the prior year presented for comparative purposes, reclassified to reflect the changes to the financial statements presentation introduced by IAS 1 (2007), reference should be made to our reports dated 7 April 2009 and 12 August 2008, respectively.

3. Based on our review, nothing has come to our attention that causes us to believe that the consolidated condensed interim financial statements of Group Eni have not been prepared, in all material respects, in accordance with the international accounting standard (IAS 34), applicable to interim financial reporting, as adopted by the European Union.

Milan, 7 August 2009

PricewaterhouseCoopers SpA

signed by
Pierangelo Schiavi
(Partner)

This report has been translated into the English language solely for the convenience of international readers.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel.0458002561

Contents

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.it

eni spa
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock as of December 31, 2008: € 4,005,358,876 fully paid
Tax identification number: 00484960588
Branches:
San Donato Milanese (Milan) – Via Emilia, 1
San Donato Milanese (Milan) – Piazza Ezio Vanoni, 1

Publications
Financial Statement pursuant to rule 154-ter paragraph 1
of Legislative Decree No. 58/1998
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Sustainability Report (in Italian and English)
Fact Book (in Italian and English)
Eni in 2008 (in English)
Interim Consolidated Report as of June 30 pursuant
to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998

Internet Home page: www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Design: Opera
Cover: In Area - Rome - Italy
Layout and supervision: Korus - Rome - Italy
Printing: Marchesi Grafiche Editoriali SpA - Rome - Italy
Printed on environment friendly paper: Fedrigoni Symbol
Freelife Satin and Freelife Vellum

Contents